ROHM AND HAAS


the possibilities
imagine

(from sub-zero to the hundreds of degrees generated by a running engine) over the life of an automobile. It's predicted that structural bonding adhesives will soon replace more than 50 percent of the traditional bolts and welds used in automotive fastening applications. With the acquisition of Chemetall's Megum® business in October 2001, Rohm and Haas now offers the most complete product line and the broadest geographic reach in rubber-to-metal bonding agents.

Imagine

traffic paints that perform better and are better for the environment.

We did, and transformed the road-marking paint used on North American roads almost entirely from solvent- to water-based material in less than a decade. This technology has also been adopted, to a great extent, in Europe and Asia. As we've continued to tinker with the technology, we have invented ways to make the paint dry faster and adhere better. We've also improved its durability. Tiny, reflective beads are put in traffic paints to give them the critical reflective qualities needed to be seen at night or in inclement weather. Once on the road, our acrylic technology remains elastic in all kinds of weather, and keeps a tighter grip on the reflective beads for longer periods of time.

Imagine

technology that protects your personal care products.

We have. We invented isothiazolinone-based preservatives used in shampoos, conditioners, shower gels and more around the world. Without them, these products would become unattractive, unusable, and perhaps even pose a health risk to consumers. In June 2001, we formed an alliance with Chemicrea which expands the breadth and scope of our technology to include the preservation of leave-on products such as body lotions, sun care products and hair gels. Neolone™ is a broad-spectrum product that does not release or generate formaldehyde and is fully compatible with today's most advanced cosmetic formulations.



Some say that the past can also be a predictor of the future. We'd like to think so. Following are a few examples of our historic innovations – all of which are still quite successful in the market today.

Morton Salt

One of our earliest innovations was the addition of a non-sticking agent to consumer salt. Just a little calcium silicate keeps salt from hardening or caking in humid weather. This breakthrough was first captured in a 1916 advertisement which showed a little girl holding an umbrella in the rain, as salt spills from an attractive blue can under her arm – with the now famous slogan, "when it rains, it pours"™. Morton also was the first to produce iodized salt in 1924. A trace of iodine in salt prevents goiter, a disease that causes enlargement of the thyroid and other symptoms, including mental disability in children. Because of the introduction of iodized salt, the disease essentially disappeared from the United States by the 1950s. Today the World Health Organization and UNICEF urge salt producers everywhere to make iodized salt to protect one billion people worldwide who are still at risk for iodine deficiency.

Pure Water

Water may be the world's most essential resource. In 1940, Rohm and Haas scientists created ion exchange resins – polymers with the ability to replace undesirable particles in solutions with more favorable ones. This technology made it possible to produce extremely high-purity water, and was quickly adopted for use in municipal water treatment facilities and industrial processes. Modern versions of this technology are used to purify antibiotics, enhance the performance of prescription drugs, and to create the ultra-high purity water needed to make powerful semiconductor chips.

Acrylic Technology

In 1953, our scientists brought acrylic emulsions to the marketplace – advanced chemical technology that made it possible to create water-based latex paints. Not only are these acrylic paints far easier to use, they also are far more compatible with the environment than traditional solvent- and oil-based paints which can contain high levels of volatile organic compounds (VOCs), contributors to air pollution.

Today acrylic technology is found in textiles, surgical masks, padded jackets, home insulation, leather treatment, adhesive tapes and labels, floor polishes, laundry detergents, diapers, home siding, paper coatings, as well as the full range of interior and exterior paints, on bridges and storage tanks, road marking traffic paints, and so much more. Thousands of end uses . . . all because we imagined the possibilities.

V7002L9 March 2002 Printed in USA

the possibilities

imagine

We deliver technology and innovation to customers around the world so that they can create products that were once thought to be impossible, or at the very least, hard to achieve.

On these pages, and on the enclosed compact disc, you will find just a few examples of how Rohm and Haas people are imagining the possibilities and, as a result, bringing significant innovations to market.

Imagine

taking technology first invented to improve the hiding power of paints, and seeing the possibilities for its use in creating superior surfaces for printing papers, protecting skin from harmful sun rays and even insulating tiny superhighways on the surface of semiconductors.

We have, beginning with the invention of Ropaque polymers 20 years ago. Since then, we have refined, crafted and adjusted our ability to manipulate hollow polymer spheres no larger than .5 microns across so that they refract light in many situations. In September 2001, Rohm and Haas announced its patent for the next generation of this technology. Low-K dielectrics are super microscopic polymers which contain millions of uniform, air-filled spaces used to insulate pathways on the world's most powerful semiconductor chips. This technology allows chip makers to design ever more complicated circuitry – to create more powerful electronic devices for the future.

Imagine

information racing at the speed of light inside electronic devices.

We have. In fact, Rohm and Haas scientists are already working in optoelectronics – the next generation technology that will power tomorrow's computing and communications devices. Optoelectronics uses conventional electronics, along with photonic devices, such as lasers, detectors and fiber optic "light pipes," to move digital signals (information) at the speed of light through all kinds of electronic devices. Why is this important? The faster information passes through a device, the more powerful it becomes. Today's semiconductor chips, which carry electronic signals and are connected by metal wires – process hundreds of millions of calculations per second. That may seem impressive, but tomorrow's chips will have to do much more in order to handle the massive increase in data, voice and graphic transmission needed to power a connected world. Our Electronic Materials Business Group already has a growing portfolio of innovative materials and processes used to make semiconductor lasers, optically enabled circuit boards and optical components for communications networks. In June 2001, we partnered with Coviant, Inc., to further enhance our position in optoelectronics technology.

Imagine

applying the same bonding technology used to help protect buildings from earthquake damage to create a safer, smoother and quieter ride for your car.

We did, and invented rubber-to-metal bonding adhesives for a host of automotive applications – including engine mounts. These adhesives have the ability not only to hold considerable weight, but to also withstand the dramatic changes in temperature

turn over to continue ▷

Dear Shareholder,

Enclosed please find an annual update on the performance of Rohm and Haas.

As you will discover, we've chosen to present the information in a slightly different fashion this year – one that gives us greater flexibility to demonstrate our technology and innovation, and was more cost effective to produce.

Within this folder, you will find:

A complete presentation of our financial performance for 2001 as we reported it to the U.S. Securities and Exchange Commission
◎ "2001 Financial Report and 10K," which includes information from our SEC filing, form 10-K;

A brief overview of the company
◎ "Rohm and Haas at a Glance"

A look behind the scenes at some of the key technologies supporting our growth.
◎ CD "Imagine the Possibilities"

We hope you enjoy finding out more about Rohm and Haas Company. Thanks for your continued investment and partnership in our success.

Sincerely,

J. Michael Fitzpatrick
President and Chief Operating Officer

Raj L. Gupta
Chairman and CEO

100 INDEPENDENCE MALL WEST, PHILADELPHIA PA 19106-2399 TELEPHONE (215) 592-3000

ROHM AND HAAS COMPANY

April 2, 2002

Dear Stockholder:

I would like to invite you to the Rohm and Haas Annual Meeting of Stockholders which we will hold on May 6, 2002, beginning at 10:30 a.m. local time at Independence Visitor Center, One North Independence Mall West, Philadelphia, PA 19106. President Mike Fitzpatrick and I look forward to bringing you up to date on the progress of the Company during the past year.

We appreciate your ongoing interest and participation in this Company. Please take the time to vote—electronically, by phone or by mail—to ensure that your shares will be represented at the meeting. **Your vote is very important.**

Sincerely,

Raj L. Gupta

Rajiv L. Gupta
Chairman of the Board of Directors
and Chief Executive Officer

This document is dated April 2, 2002 and is first being mailed to stockholders on or about April 2, 2002.

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To be held May 6, 2002

We will hold the annual meeting of stockholders of Rohm and Haas Company at Independence Visitor Center, One North Independence Mall West, Philadelphia, PA 19106, on May 6, 2002, at 10:30 a.m. local time, to act upon the election of fifteen members of the board of directors and any other business as may properly come before the meeting.

The board of directors of Rohm and Haas recommends a vote **"FOR"** the election of each of the nominees for director. Stockholders of record at the close of business on March 8, 2002 are entitled to vote their shares.

It is important that your shares be voted at the meeting. Please see the proxy card for instructions on voting electronically, by telephone or by signing, dating and returning the enclosed proxy in the envelope provided, which requires no postage if mailed in the United States.

We will mail a summary report of the meeting to you.

By Order of the Board of Directors,

Gail P. Granoff
Secretary

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS

To be held May 6, 2002

The enclosed proxy is being solicited by Rohm and Haas Company's board of directors for use at the annual meeting of stockholders and any adjournment of the meeting.

Place, date and time

We will hold the Rohm and Haas annual meeting at Independence Visitor Center, One North Independence Mall West, Philadelphia, PA 19106, on May 6, 2002, at 10:30 a.m. local time, subject to any adjournments or postponements.

Record date

Only holders of Rohm and Haas common stock on March 8, 2002 are entitled to receive notice of and to vote at the Rohm and Haas annual meeting. As of March 8, 2002, there were 220,748,640 shares of Rohm and Haas common stock outstanding, each of which entitles the registered holder to one vote. Rohm and Haas will have a list of Rohm and Haas stockholders entitled to vote at the Rohm and Haas annual meeting available during normal business hours at 100 Independence Mall West, Philadelphia, PA for the ten-day period before the Rohm and Haas annual meeting.

Vote required

The proposal to elect directors requires the approval of the holders of a majority of the Rohm and Haas common stock, present and entitled to vote at a meeting at which a quorum is present.

The holders of a majority of the outstanding shares of Rohm and Haas common stock will constitute a quorum for these votes. If a quorum is not present at the Rohm and Haas annual meeting, it is expected that the meeting will be adjourned or postponed to solicit additional proxies.

As of March 8, 2002, directors and executive officers of Rohm and Haas were entitled to vote approximately 29.55% of the outstanding votes entitled to be cast by stockholders at the Rohm and Haas annual meeting.

How shares will be voted at the annual meeting

All shares of Rohm and Haas common stock represented by properly executed proxies received before or at the Rohm and Haas annual meeting, and not revoked, will be voted in accordance with the instructions indicated in the proxies. Properly executed proxies that do not contain voting instructions will be voted "FOR" the election of the fifteen nominees for director.

Under New York Stock Exchange rules, brokers who hold shares in street name for customers have the authority to vote on some routine matters when they have not received instructions from beneficial owners and therefore may vote for the election of directors.

The Rohm and Haas board of directors is not currently aware of any other business to be brought before the Rohm and Haas annual meeting. If, however, other matters are properly brought before the Rohm and Haas annual meeting or any adjournment or postponement of the meeting, the people appointed as proxies will have discretionary authority to vote the shares represented by duly executed proxies in accordance with their discretion and judgment.

How to revoke a proxy

You may revoke your proxy at any time before its use by delivering to the Secretary of Rohm and Haas a signed notice of revocation or a later-dated signed proxy or by attending the Rohm and Haas annual meeting and voting in person. Attendance at the Rohm and Haas annual meeting will not itself constitute the revocation of a proxy.

Solicitation of proxies

Rohm and Haas will pay the cost of solicitation of proxies for the Rohm and Haas meeting. In addition to solicitation by mail, Rohm and Haas will arrange for brokerage firms and other custodians, nominees and fiduciaries to send the proxy materials to beneficial owners, and Rohm and Haas will, upon request, reimburse the brokerage houses and custodians for their reasonable expenses. Rohm and Haas has retained D. F. King & Co., Inc. to aid in the solicitation of proxies and to verify the records related to the solicitations. D. F. King will receive a fee of $5,500 and expense reimbursement for its services. Rohm and Haas or its directors, officers or employees may request by telephone or facsimile the return of proxy cards. The extent to which this will be necessary depends entirely on how promptly stockholders vote. We urge you to vote your shares without delay.

ELECTION OF ROHM AND HAAS DIRECTORS

At the annual meeting, stockholders will be asked to elect fifteen nominees to serve as directors of Rohm and Haas. The directors will hold office until the next annual meeting of stockholders and until their successors are elected.

The Rohm and Haas board of directors nominated each of the persons listed below upon the recommendation of the Nominating Committee of the Rohm and Haas board of directors. If any nominee is unable to serve as a director, the people named as proxies will vote for any other nominee as may be designated by the Rohm and Haas board of directors or the Rohm and Haas board of directors may decrease the number of directors. Votes may be cast in favor of or withheld from each nominee. If a quorum is present at the meeting, a nominee will be elected as a director by receiving the affirmative vote of a majority of the shares of Rohm and Haas stock represented, in person or by proxy, at the Rohm and Haas annual meeting.

The Rohm and Haas board of directors recommends a vote FOR the election of each of the nominees.



WILLIAM J. AVERY
Director since 1997

Mr. Avery, 61, retired since 2001; previously chairman and director of Crown Cork & Seal Company, Inc., 1990-2001; chief executive officer of Crown Cork & Seal Company, Inc., 1989-2000.

Rohm and Haas Board Committees:
Executive; Executive Compensation; Nominating



JAMES R. CANTALUPO
Director since 1999

Mr. Cantalupo, 58, president and vice chairman, emeritus, of McDonald's Corporation since January 1, 2002; vice chairman and president, 1999-2002; vice chairman of McDonald's Corporation and chairman and chief executive officer of McDonald's International, 1998-1999; president and chief executive officer of McDonald's International, 1991-1998; director of Illinois Tool Works Inc., International Flavors & Fragrances Inc., McDonald's Corporation and Sears, Roebuck and Company.

Rohm and Haas Board Committees:
Audit; Finance; Nominating



J. MICHAEL FITZPATRICK
Director since 1999

Dr. Fitzpatrick, 55, president and chief operating officer of Rohm and Haas Company since 1999; previously vice president, 1993-1998, and chief technology officer of Rohm and Haas Company, 1996-1998; director of Carpenter Technology Corporation and McCormick & Company, Inc.

Rohm and Haas Board Committees:
Corporate Responsibility, Environment, Safety and Health; Executive; Finance



EARL G. GRAVES, SR.
Director since 1984

Mr. Graves, 67, chairman and chief executive officer of Earl G. Graves Ltd., 1972-present; retired chairman and chief executive officer of Pepsi-Cola of Washington, D.C., L.P., 1996-1998; publisher and editor of Black Enterprise magazine, 1970-present; managing director of Black Enterprise/Greenwich Street Corporate Growth Partners, L.P., 1998-present; chairman of Pepsi-Cola Ethnic Marketing Board; director of Aetna, Inc., AMR Corporation and its subsidiary, American Airlines, Inc., DaimlerChrysler AG and Federated Department Stores, Inc.

Rohm and Haas Board Committees:
Corporate Responsibility, Environment, Safety and Health; Finance; Nominating



RAJIV L. GUPTA
Director since 1999

Mr. Gupta, 56, chairman and chief executive officer of Rohm and Haas Company since 1999; previously vice chairman, 1998-1999, and vice president and regional director of the Asia-Pacific Region of Rohm and Haas Company, 1993-1998; director of Agere Systems, Technitrol Inc. and Vanguard.

Rohm and Haas Board Committees:
Executive



THOMAS W. HAAS
Director since 1999

Mr. Haas, 46, director and corporate officer of the William Penn Foundation, a pilot and flight instructor. He is a cousin of David W. Haas.

Rohm and Haas Board Committees:
Executive Compensation; Nominating



DAVID W. HAAS
Director since 1999

Mr. Haas, 46, chairman and director of the William Penn Foundation since 1998; previously vice chairman of the William Penn Foundation, 1996-1998. He is a cousin of Thomas W. Haas.

Rohm and Haas Board Committees:
Corporate Responsibility, Environment, Safety and Health; Nominating



JAMES A. HENDERSON
Director since 1989

Mr. Henderson, 67, retired since December 31, 1999; previously chairman, chief executive officer and director of Cummins Engine Company, Inc., 1995-1999; director of Championship Auto Racing Teams, International Paper Company, Nanophase Technologies Corporation, Ryerson Tull, Inc. and SBC Communications, Inc.

Rohm and Haas Board Committees:
Executive Compensation; Nominating



RICHARD L. KEYSER
Director since 1999

Mr. Keyser, 59, chairman and chief executive officer of W.W. Grainger, Inc., 1997-present; previously president and chief executive officer of W.W. Grainger, Inc., 1995-1997; director of The Principal Financial Group.

Rohm and Haas Board Committees:
Executive Compensation; Nominating



JORGE P. MONTOYA
Director since 1996

Mr. Montoya, 55, president of Global Food & Beverage, The Procter & Gamble Company since 1999; president of Procter & Gamble Latin America, 1996-present; previously executive vice president, The Procter & Gamble Company, 1996-1999; director of AT&T Latin America.

Rohm and Haas Board Committees:
Executive Compensation; Nominating



JOHN H. McARTHUR
Director since 1977

Mr. McArthur, 67, senior advisor to the president of World Bank Group, 1996-present; previously dean of Harvard Business School until retirement in 1995; director of AES Corporation, Ardais Corporation, BCE, Inc., BCE Emergis, Cabot Corporation, e-Rewards, Inc., HCA Inc., GlaxoSmithKline Plc., Koc Holdings, A.S. and Telsat Canada.

Rohm and Haas Board Committees:
Corporate Responsibility, Environment, Safety and Health; Nominating



SANDRA O. MOOSE
Director since 1981

Dr. Moose, 60, senior vice president and director of The Boston Consulting Group, Inc., 1989-present; director of Nvest Funds and Verizon Communications.

Rohm and Haas Board Committees:
Audit; Executive; Finance; Nominating



GILBERT S. OMENN
Director since 1987

Dr. Omenn, 60, executive vice president for medical affairs, The University of Michigan, chief executive officer, The University of Michigan Health System, and professor of Internal Medicine, Human Genetics, Public Health and The Cancer Center, The University of Michigan, since 1997; dean of the School of Public Health and Community Medicine and professor of Medicine and Environmental Health at the University of Washington, Seattle, 1982-1997; director of Amgen Inc.

Rohm and Haas Board Committees:
Corporate Responsibility, Environment, Safety and Health; Nominating



RONALDO H. SCHMITZ
Director since 1992

Dr. Schmitz, 63, member of the Executive Board of Directors of Deutsche Bank AG from 1991 until retirement in 2000; advisor to Deutsche Bank AG, 2000-present; director of Cabot Corporation, GlaxoSmithKline Plc. and Legal and General Group Plc.

Rohm and Haas Board Committees:
Audit; Finance; Nominating



MARNA C. WHITTINGTON
Director since 1989

Dr. Whittington, 54, president of Nicholas-Applegate Capital Management, June, 2001-present; chief operating officer of Allianz Dresdner Asset Management since January 1, 2002; chief operating officer of Morgan Stanley Institutional Investment Management, 1996-January, 2001; director of Federated Department Stores.

Rohm and Haas Board Committees:
Audit; Executive; Finance; Nominating

BOARD OF DIRECTORS

ORGANIZATION

The Rohm and Haas board held six meetings in 2001. All directors, except for Dr. Schmitz, attended at least 75% of the meetings of the Rohm and Haas board of directors and committees on which they serve. The committee memberships listed below were effective as of May 8, 2001. The committees of the Rohm and Haas board of directors, their functions and the number of meetings held in 2001 are:

Audit Committee (4 meetings)—reviews Rohm and Haas's annual financial statements; selects Rohm and Haas's independent accountants; approves audit and non-audit fees of independent accountants; reviews their independence and considers the scope of their audits and audit results, including review of the auditors' management letter and Rohm and Haas's response to that letter; considers the adequacy of Rohm and Haas's internal accounting control systems; reviews the staffing and audit program of the internal auditing department; and reviews the adequacy of Rohm and Haas's policies and procedures with respect to compliance with Rohm and Haas's Code of Business Conduct. The board of directors, in its business judgment, has determined that all members of the Audit Committee are "independent" as required by applicable listing standards of the New York Stock Exchange.

Members: J.R. Cantalupo (Chair), S.O. Moose, R.H. Schmitz, M.C. Whittington

Corporate Responsibility, Environment, Safety and Health Committee (4 meetings)—establishes guidelines and monitors management performance in meeting Rohm and Haas's responsibilities to its employees, its customers, the general public and the communities in which Rohm and Haas operates.

Members: G.S. Omenn (Chair), J.M. Fitzpatrick, E.G. Graves, D.W. Haas, J.H. McArthur

Executive Committee (1 meeting)—considers matters requiring Rohm and Haas board action between the Rohm and Haas board meetings.

Members: R.L. Gupta (Chair), W.J. Avery, J.M. Fitzpatrick, S.O. Moose, M.C. Whittington

Executive Compensation Committee (4 meetings)—reviews and approves compensation plans and remuneration arrangements for senior management and directors and oversees the administration of executive compensation plans. A subcommittee makes decisions in accordance with requirements of Section 162(m) of the Internal Revenue Code.

Members: W.J. Avery (Chair), T.W. Haas, J.A. Henderson, R.L. Keyser, J.P. Montoya

Finance Committee (2 meetings)—reviews the financial strategy of Rohm and Haas, particularly its policies for capital structure, dividend payout, and return on assets; approves and recommends to the Rohm and Haas board of directors all dividend payments; considers Rohm and Haas's financing plans; reviews Rohm and Haas's foreign financial programs and currency exposure policies and practices; and provides oversight to the Benefits Investment Committee.

Members: E.G. Graves (Chair), J.R. Cantalupo, J.M. Fitzpatrick, S.O. Moose, R.H. Schmitz, M.C. Whittington

Nominating Committee (4 meetings)—determines corporate governance policies, nominates directors for board membership; evaluates CEO performance and oversees the evaluation of other senior management; oversees succession planning; monitors management development plans; and evaluates board performance annually and meets in executive session to discuss management, the Company's strategic plans, etc. without management present. The Committee will consider Rohm and Haas board of directors nominations submitted by stockholders if names and biographical data are submitted in writing to the Committee.

Members: S.O. Moose (Chair), W.J. Avery, J.R. Cantalupo, E.G. Graves, D.W. Haas, T.W. Haas, J.A. Henderson, R.L. Keyser, J.H. McArthur, J.P. Montoya, G.S. Omenn, R.H. Schmitz, M.C. Whittington

AUDIT COMMITTEE REPORT

The role of the Audit Committee is to assist the board of directors in its oversight of the Company's financial reporting process, the compliance by the Company with legal and regulatory requirements and with the Code of Business Conduct and the independence and performance of the Company's internal and external auditors.

The Audit Committee operates pursuant to a charter that was last amended and restated by the Committee on February 5, 2001. As set out in the charter, the Audit Committee's job is one of oversight and the Committee recognizes that the Company's management is responsible for the preparation, presentation and integrity of the Company's financial statements, the Company's accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The Company's independent accountants are responsible for auditing the financial statements and expressing an opinion as to their conformity with generally accepted accounting principles.

The members of the Audit Committee are not experts in the fields of accounting, auditing or auditor independence. They rely without independent verification on the information provided to them and on the representations made by management and the independent accountants. Accordingly, the Committee is not providing any expert or special assurance as to the Company's financial statements or any professional certification as to the independent accountant's work or independence.

In performing its oversight function, the Committee has considered and discussed the audited financial statements with management and the independent accountants. The Committee has also discussed with the independent accountants the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as currently in effect. The Committee has also received the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as currently in effect, has considered whether the provision of other non-audit services by the independent accountants to the Company is compatible with maintaining the accountants' independence and has discussed with the accountants their independence.

Based upon these discussions and the information provided to the Committee, the Committee recommended that the board of directors include the audited consolidated financial statements in the Company's annual report on Form 10-K for the year ended December 31, 2001.

J.R. Cantalupo, Chair
S.O. Moose
R.H. Schmitz
M.C. Whittington

DIRECTORS' COMPENSATION

Directors who are employees of Rohm and Haas do not receive compensation for their services as directors.

In 2002, non-employee directors will receive $45,000 and 1208.2159 Deferred Stock Shares, which are units credited to a director's deferred stock account under the Rohm and Haas Company 1997 Non-Employee Directors' Stock Plan. Directors who chair board committees will receive an additional $3,000. Directors may elect to defer all or part of their cash compensation into units which have been credited to a director's deferred stock account under the Rohm and Haas Company 1997 Non-Employee Directors' Stock Plan.

One Deferred Stock Share entitles the director to one share of Rohm and Haas common stock when the director leaves the Rohm and Haas board of directors. Each director may elect to receive the stock immediately after leaving the Rohm and Haas board of directors or in annual installments over a period of up to 10 years after leaving the Rohm and Haas board of directors. The number of Deferred Stock Shares to which a director is entitled was calculated by dividing $45,000 by the average of the fair market value of the stock on January 8, 2002. While Deferred Stock Shares do not entitle directors to vote, each Deferred Stock Share is credited on each dividend payment date with Deferred Stock Shares equal to the applicable dividend payable on Rohm and Haas common stock.

In addition, all non-employee directors are reimbursed for their travel expenses to board meetings.

Share Ownership Guidelines. Directors are subject to share ownership guidelines. They are expected to own, directly or through deferred stock shares, shares equal to two times their annual compensation within five years of election to board membership.

Other Information and Business Relationships—Dr. Schmitz is an advisor to Deutsche Bank which may perform investment banking services for the company during 2002. Deutsche Bank is a member of a 23 bank syndicate providing revolving credit to Rohm and Haas under which Rohm and Haas and its subsidiaries may borrow up to $125 million from Deutsche Bank. Rohm and Haas and its subsidiaries also have other banking relationships with Deutsche Bank in the normal course of business. Mr. Montoya is an executive officer of The Procter & Gamble Company, a customer of Rohm and Haas and its subsidiaries.

EXECUTIVE COMPENSATION

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compensation
					Awards		Payouts	
		Salary	Bonus	Other Compensation	Restricted Stock Awards	Securities Underlying Options	LTIP Payouts	
			(1)				(1)	
Rajiv L. Gupta	2001	$838,000	$ 0	$ 0	$	186,500	$347,115	$33,084(4)
Chairman & CEO	2000	787,500	323,962	0		91,100	316,911	51,078
	1999	675,000	1,117,977	0		38,925	264,208	36,836
Alan E. Barton	2001	$217,000	$ 105,000	$ 0	$	14,400	$ 51,373	$ 9,234(5)
Vice President	2000	205,000	141,183	0		9,500	55,113	11,568
	1999	194,000	151,331	0		6,250	60,932	11,153
Bradley J. Bell	2001	$356,000	$ 0	$ 0	$	41,000	$128,732	$14,482(6)
Senior Vice President &	2000	341,250	185,283	0		25,800	140,529	22,901
CFO	1999	322,500	359,125	0		12,700	146,231	22,403
Pierre R. Brondeau	2001	$294,000	$ 0	$ 0	$	25,000	$ 60,549	$16,074(7)
Vice President	2000	252,167	306,446	0	862,500	12,300	61,485	17,374
	1999	219,333	203,604	0		8,050	60,449	12,236
Nance K. Dicciani(2)	2001	$320,000	$ 0	$ 0	$	32,400	$ 0	$84,808(8)
Former Senior Vice	2000	332,750	168,267	0	862,500	20,500	111,491	90,169
President	1999	320,000	321,904	0		14,500	121,505	98,689
J. Michael Fitzpatrick	2001	$592,000	$ 0	$ 0	$	91,000	$244,776	$23,802(9)
President & COO	2000	565,000	184,620	0		52,700	240,951	40,643
	1999	500,000	684,046	0		34,725	233,733	31,404
Charles M. Tatum(3)	2001	$320,000	$ 0	$ 0	$	24,000	$105,092	$14,282(10)
Former Senior Vice	2000	314,000	153,202	0		20,500	121,515	16,406
President	1999	309,000	310,839	0		12,700	156,573	18,041

(1) *A portion of both the annual bonus and long-term plan payout is paid in restricted stock, valued at fair market value as of the first business day of the month of grant, in lieu of cash, and is included in the amounts shown in the table in the Bonus and LTIP Payouts columns. The total number (and value) of restricted shares granted* during the last five years and held at the end of 2001 (which excludes 2002 grants made in lieu of a portion of the 2001 annual and long-term bonus awards) for the named executive officers were: Mr. Gupta, 41,532 ($1,438,253); Dr. Barton, 21,058 ($729,239); Mr. Bell, 55,388 ($1,918,086); Dr. Brondeau, 34,098 ($1,180,814); Dr. Dicciani, 0 ($0); Dr. Fitzpatrick, 27,445 ($950,420); and Dr. Tatum, 17,547 ($607,653). Dividends are paid currently on restricted shares and these shares may be voted.

(2) Dr. Dicciani resigned from Rohm and Haas Company as of November 24, 2001.

(3) Dr. Tatum resigned as Senior Vice President as of July 31, 2001.

(4) Includes Rohm and Haas match under the Employee Stock Ownership/Savings Plan and the Nonqualified Savings Plan of $33,084.

(5) Includes Rohm and Haas match under the Employee Stock Ownership/Savings Plan and the Nonqualified Savings Plan of $9,234.

(6) Includes Rohm and Haas match under the Employee Stock Ownership/Savings Plan and the Nonqualified Savings Plan of $14,482.

(7) Includes Rohm and Haas match under the Employee Stock Ownership/Savings Plan and the Nonqualified Savings Plan of $16,074.

(8) Includes Rohm and Haas match under the Employee Stock Ownership/Savings Plan and the Nonqualified Savings Plan of $8,132 and $76,676 for various other expenses related to assignment outside home country as allowed under Rohm and Haas's international personnel policy.

(9) Includes Rohm and Haas match under the Employee Stock Ownership/Savings Plan and the Nonqualified Savings Plan of $23,802.

(10) Includes Rohm and Haas match under the Employee Stock Ownership/Savings Plan and the Nonqualified Savings Plan of $14,282.

Option Grants in 2001

	Individual Grants				Grant Date Value
Name	Number of Shares Underlying Options Granted #	% of Total Options Granted to Employees in 2001	Exercise or Base Price ($/Sh)(1)	Expiration Date(2)	Grant Date Present Value ($)(3)
R. L. Gupta	186,500	6.4%	$32.8400	March 15, 2011	$1,978,765
A. E. Barton	14,400	0.5%	32.8400	March 15, 2011	152,784
B. J. Bell	41,000	1.4%	32.8400	March 15, 2011	435,010
P. R. Brondeau	25,000	0.9%	32.8400	March 15, 2011	265,250
N. K. Dicciani(4)	32,400	1.1%	32.8400	Nov. 24, 2001	343,764
J. M. Fitzpatrick	91,000	3.1%	32.8400	March 15, 2011	965,510
C. M. Tatum	24,000	0.8%	32.8400	March 15, 2011	254,640

(1) The exercise price is the average of the high and low New York Stock Exchange prices for Rohm and Haas common stock on the grant dates.

(2) Options expiring on March 15 of the indicated years are exercisable as follows: 1/3 are exercisable on March 15, 2002, 1/3 are exercisable on March 15, 2003 and 1/3 are exercisable on March 15, 2004.

(3) Grant date values are estimated using the Black-Scholes option pricing model. Assumptions used for the Black-Scholes model are as follows:

Risk-free interest rate:	5%
Dividend yield:	2.44%
Volatility:	33.76%
Time to exercise:	6 years

Although executives face uncertain risks of forfeiture, these risks are not considered in estimating the grant date values.

(4) Dr. Dicciani's unvested options expired on November 24, 2001.

Aggregated Option Exercises in 2001 and December 31, 2001 Option Value

Name	Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at FY-End(#) Unexercisable (#)	Exercisable (#)	Value of Unexercised In-the-Money Options at FY-End($)(1) Unexercisable ($)	Exercisable ($)
R. L. Gupta	4,500	$ 18,902	260,209	102,408	$369,581	$400,486
A. E. Barton	0	0	22,818	15,834	31,517	53,981
B. J. Bell	0	0	62,434	49,766	85,054	232,703
P. R. Brondeau	0	0	35,884	15,070	52,144	36,347
N. K. Dicciani	17,331	118,925	0	22,701	0	178,205
J. M. Fitzpatrick	0	0	137,709	99,459	194,779	576,619
C. M. Tatum	0	0	41,901	36,194	54,624	190,722

(1) The value of the options was calculated assuming a stock price of $34.63, which was the closing price of the common stock on the New York Stock Exchange on December 31, 2001.

Long-Term Incentive Plan Awards in 2001 (1)

Name	Number of Shares, Units or Other Rights (#)	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts Under Non-Stock Price Based Plans Threshold ($)	Estimated Future Payouts Under Non-Stock Price Based Plans Target ($)
R. L. Gupta	$383,150	12/31/2003	$191,575	$383,150
A. E. Barton	51,050	12/31/2003	25,525	51,050
B. J. Bell	149,150	12/31/2003	74,575	149,150
P. R. Brondeau	70,450	12/31/2003	35,225	70,450
N. K. Dicciani	N/A	N/A	N/A	N/A
J. M. Fitzpatrick	276,900	12/31/2003	138,450	276,900
C. M. Tatum	119,700	12/31/2003	59,850	119,700

(1) Long-term bonus awards are payable in cash and restricted stock. Awards are calculated by multiplying a bonus standard for the executive's level times the Corporate Performance Factor. As part of the transition to the 2000 Long-Term Bonus Plan approved by stockholders in the year 2000, the Corporate Performance Factor for the three-year performance cycle ending in 2001 (1999-2001), is determined based on two sets of metrics — one set represents the 1997 plan and the other set reflecting the 2000 plan. Metrics for the 1997 plan are: 1) Return on Equity for the 1999 period divided by an absolute ROE set by the Committee at 13%; and 2) Rohm and Haas's cumulative return to stockholders over a five-year period ending on the last day of the three-year cycle divided by the cumulative total return to stockholders over the same period of the S&P Chemicals Index. Metrics for the 2000 plan are: 1) Rohm and Haas's Compound Sales Growth for the award cycle; and 2) Rohm and Haas's cumulative return to stockholders over a five-year period ending on the last day of the three-year cycle divided by the cumulative total return to stockholders over the same period of a peer group of comparison companies for benchmarking executive compensation. From the 2000-2003 performance cycle and cycles thereafter, the long-term bonus awards will be determined solely from the 2000 Long-Term Bonus Plan metrics.

The numbers shown in the column titled "Number of Shares, Units or Other Rights" are the bonus standards in dollar amounts set so that resulting bonuses combined with gains from stock options granted at the same time will produce total long-term compensation slightly below the median level provided by other industrial companies of like size and profitability, if Rohm and Haas just meets performance targets. No payout is allowed if the Corporate Performance Factor is less than 0.5. The payouts in the Threshold column are based on a Corporate Performance factor of 0.5. Payouts in the Target column assume that Rohm and Haas's performance matches both the Compound Sales Growth target and the cumulative total return to stockholders of a peer group of comparison companies. There is no performance limit and, therefore, no maximum award.

Pension Plan Table

Remuneration	Years of Service 15 Years	20 Years	25 Years	30 Years	35 Years	40 Years
$ 400,000	$118,046	$157,395	$196,743	$ 200,000	$ 205,442	$ 234,791
600,000	178,046	237,395	296,743	300,000	310,442	354,791
800,000	238,046	317,395	396,743	400,000	415,442	474,791
1,000,000	298,046	397,395	496,743	500,000	520,442	594,791
1,200,000	358,046	477,395	596,743	600,000	625,442	714,791
1,400,000	418,046	557,395	696,743	700,000	730,442	834,791
1,600,000	478,046	637,395	796,743	800,000	835,442	954,791
1,800,000	538,046	717,395	896,743	900,000	940,442	1,074,791
2,000,000	598,046	797,395	996,743	1,000,000	1,045,442	1,194,791

This table shows the approximate aggregate annual pension benefit under the Rohm and Haas Pension Plan and the supplemental Rohm and Haas Company Non-Qualified Pension Plan assuming retirement at age 65 in 2001. The Remuneration column represents the average salary which is based on the highest consecutive 36-month base salary, and the annual bonus which is the average of the bonuses earned under the annual bonus plan in the last five years before retirement or, if higher, in the seven years prior to retirement, excluding the highest and lowest of those bonuses. As of December 31, 2001, the years of credited service on which benefits are based for the named executives are: Mr. Gupta, 30 years; Dr. Barton, 17 years; Mr. Bell, 4 years; Dr. Brondeau, 12 years; and Dr. Fitzpatrick, 26 years.

The board of directors authorized the Company to enter into continuity agreements with its seven executive officers. All of these agreements provide that, if there is a change in control of the Company and the executive is terminated by the Company without cause or by the executive for Good Reason, that is, because of a reduction in salary or incentive compensation, materially diminished duties or reporting relationships, or relocation more than 35 miles from where the executive was based, the executive will be paid compensation upon the termination. The CEO and the President of the Company are also entitled to compensation if they leave during a 30 day period following the first anniversary of the change in control. A "change in control" is defined as a merger, asset sale, tender offer or other substantial change in voting control of the Company or the election of a new majority of the board of directors other than, in general, when such members were nominated by members in existence at the beginning of the prior twenty-four month period.

Upon those circumstances, the CEO and President are entitled to a lump sum payment equal to 3 times, the other executives are entitled to a lump sum payment equal to 2 times, the sum of the higher of the executive's highest annual base salary in effect during the 90 day period prior to the change in control or the annual base salary in effect immediately prior to the termination and the average of the executive's bonus paid or payable to the executive with respect to the two fiscal years immediately preceding the year of termination. The executives are also entitled to a payment of accrued but unpaid salary through the date of termination, the unpaid portion of bonuses previously earned plus the pro rata portion of the target bonus award under an annual incentive plan, compensation previously deferred and accrued vacation pay. The CEO and President are entitled to 3 years, other executives are entitled to 2 years, of additional age and service credit and contributions under the Company's defined benefit and defined contribution pension plans and will receive continued medical, dental, vision and life insurance coverage for up to 3 years for the CEO and President, 2 years for other executives, vesting of all outstanding stock options and restricted stock and all other accrued or vested benefits in accordance with the applicable plan and shall be deemed to be retired for purposes of the Company's Long-Term Bonus Plan. Finally, the agreements contain a "gross-up" provision designed to make the executives whole for any excise taxes which may become payable in connection with the termination payments.

REPORT ON EXECUTIVE COMPENSATION

Compensation Policies

The Executive Compensation Committee is responsible for assuring appropriate compensation of Rohm and Haas's executive officers. The Corporation's compensation policies are structured to attract and retain the best possible executive talent, to motivate its executives to achieve the Corporation's long term strategic goals, to link executive and stockholder interests through equity based compensation, and to provide a compensation package that appropriately recognizes both individual and corporate contributions. Total compensation of Rohm and Haas executives is based on corporate, business group and individual performance. Over the past three years, the compensation program has been changed in order to shift a greater portion of overall pay for executives into equity from annual cash compensation, in order to better align with the interests of shareholders.

Individual performance is measured primarily by results achieved compared to objectives agreed to at the start of the year. The Committee takes into account individual performance in determining salary increase amounts and stock option grants and may also reduce the amounts of incentive compensation awards based upon individual performance. Incentive compensation is paid in cash and restricted stock.

When Rohm and Haas meets performance norms established by the Committee, the Committee intends executive compensation to be at the median levels of our competitors' compensation. As Rohm and Haas's performance moves beyond those norms and the performance of our competitors, the Committee intends our executive compensation to move toward the high end of our competitors' compensation. If Rohm and Haas's performance should fall below those norms, the Committee intends executive compensation to fall toward the lower end of our competitors' compensation. The formulas in the plans described below are designed to achieve these results.

It is the Committee's intention that all compensation paid to executive officers be fully deductible under the Internal Revenue Code.

Salaries—Executive salaries are established under the same system used for other Rohm and Haas salaried employees. The salary range for each level is centered around the median salary for comparable positions in other industrial companies of generally the same size and profitability as determined through widely used surveys. Individual executive salaries are then managed in relation to these market-based midpoints based on performance, experience, and consideration of individual job-specific market rates.

Annual Bonuses—Annual bonuses for Rohm and Haas's executive officers are governed under the same plan terms as all other eligible Rohm and Haas employees. The 2001 Annual Incentive Plan is based upon performance versus pre-established standards for two specific metrics—adjusted return on net assets and sales growth.

There was no annual incentive award for 2001 as overall Company performance was below the pre-established threshold levels on the incentive plan. These performance results, along with those for the entire chemical industry, were significantly impacted by external economic conditions and related industry fundamentals beyond the control of employees and leadership.

Certain executives were eligible for discretionary bonuses under Rohm and Haas's Special Bonus program. This program rewards individuals for effort and performance that exceed the general metrics set in the Annual Bonus program. One executive officer received a Special Bonus award for 2001.

Long-Term Bonuses—The long-term bonus is based on a three-year cycle. Approximately 70 eligible Rohm and Haas executives participated in the Long-Term Incentive Plan. In 2000, the stockholders approved a new plan which provided for the phase-in of a new formula. As a result of the transition to this new formula, long-term bonuses for the 1999-2000 performance cycle were calculated one-third based on the outgoing formula (for the 1999 period) and two-thirds based upon the new formula (for the 2000-2001 period). For the cycle ending in 2001, the blended long-term corporate factor was 1.193%. The formula for the plan is described in the footnote to the Long Term Incentive Plan Awards Table.

Stock—Participants in the Rohm and Haas Stock Plan received stock options in 2001 with an exercise price equal to the average of the high and low prices on the New York Stock Exchange on the date of grant. The Committee determines guidelines for the granting of stock options to executive officers, including the CEO, so that the value of the stock options granted, combined with cash long-term bonus awards, would be equal to the median of total long-term compensation of other industrial companies of generally the same size and profitability at target performance. Five of the top executive officers received a portion of their long-term bonuses in restricted stock in lieu of cash. Restrictions lapse in accordance with guidelines determined by the Committee after a five year period for the long-term bonus stock.

Benefits—The benefits provided for executives are in line with those of all parent company employees and with those provided by other large chemical companies.

Chief Executive Officer's Performance and Compensation

In reviewing Mr. Gupta's performance, the Committee noted that while financial performance fell short of the 2001 business plan, Rohm and Haas demonstrated strong performance versus peers and excellent progress toward the achievement of several strategic objectives. Important changes in the product portfolio of the Company were accomplished with the divestiture of Agricultural Chemicals and the exit of several smaller businesses which were under-performing. A major investment in the ERP (Enterprise Resource Planning) system was also initiated and the Company's safety performance improved significantly. Given the very difficult economic environment, Mr. Gupta demonstrated sound leadership and the highest standards of personal and business integrity.

In February 2001, the Committee increased Mr. Gupta's annual salary amount by $52,000 effective April 1, 2001 based upon: (a) the increases in Rohm and Haas's salary ranges between 2000 and 2001, (b) Mr. Gupta's overall performance and (c) the Committee's expectations of his future performance. He did not receive an award in accordance with results under the terms of the annual incentive plan.

Mr. Gupta received an award of $347,115 under the terms of the Long Term Incentive Plan. Half of this award was paid in cash and half in restricted stock.

Mr. Gupta's 2001 stock option grant followed the Committee's guidelines and has an exercise price equal to the fair market value on the date granted.

Executive Compensation Committee—William J. Avery, Chairman, Thomas W. Haas, James A. Henderson, Richard L. Keyser, Jorge P. Montoya

CUMULATIVE TOTAL RETURN TO STOCKHOLDERS

Rohm and Haas, S&P 500 Index, S&P 500 Chemicals Index and S&P 500 Specialty Chemicals Index



140
120
100
80
60
40
20
0
-20
-40
% Return
12/96
2/97
4/97
6/97
8/97
10/97
12/97
2/98
4/98
6/98
8/98
10/98
12/98
2/99
4/99
6/99
8/99
10/99
12/99
2/00
4/00
6/00
8/00
10/00
12/00
2/01
4/01
6/01
8/01
10/01
12/01
Date
Rohm and Haas
S&P 500 Chemicals Index
S&P 500 Specialty Chemicals Index
S&P 500 Index

Source: Bloomberg

This comparison of five-year cumulative total return assumes $100 invested on December 31, 1996 in Rohm and Haas common stock, the S&P 500 Composite Index, the S&P 500 Chemicals Index and the S&P 500 Specialty Chemicals Index and the reinvestment of dividends.

ROHM AND HAAS STOCK OWNERSHIP

The following table lists the beneficial owners of more than 5% of the outstanding shares of common stock of Rohm and Haas as of March 8, 2002.

Stockholders	Class	Shares Beneficially Owned	Percentage of Class Outstanding
John C. Haas, John O. Haas, William D. Haas and Thomas W. Haas and two income trusts of which they, together with Mellon Bank N.A., are trustees(1)	common	30,992,966(2)	13.70%
Four charitable income trusts of which John C. Haas, John O. Haas, William D. Haas and Thomas W. Haas, together or individually, are trustees with others(1)	common	34,458,444(3)	15.23%
Rohm and Haas Company Employee Stock Ownership Plan, 100 Independence Mall West, Philadelphia, PA 19106(4)	common	15,983,571	7.07%

(1) John C. Haas, whose address is Rohm and Haas Company, 100 Independence Mall West, Philadelphia, PA 19106, is a retired officer and director of Rohm and Haas. John O. Haas, 100 N. 18th Street, Suite 1100, Philadelphia, PA 19103, William D. Haas, P.O. Box 125, Bear Creek, PA 18602 and Thomas W. Haas, 100 Independence Mall West, Philadelphia, PA 19106, are the sons of the late F. Otto Haas and the nephews of John C. Haas. Mr. Thomas Haas is a director of Rohm and Haas.

(2) John C. Haas, John O. Haas, William D. Haas and Thomas W. Haas, and their spouses, own directly, or as custodian for minor children, 373,755, 375,165, 304,360 and 554,902 shares, respectively. Together with Mellon Bank they have voting and investment power over 30,992,966 shares in the two income trusts.

(3) John C. Haas has sole voting power, and together with John O. Haas, William D. Haas, Thomas W. Haas and First Union National Bank, has investment power over 27,490,140 shares in two charitable trusts. John C. Haas shares voting and investment power with other trustees in a third charitable trust holding 3,484,152 shares and John O. Haas, William D. Haas and Thomas W. Haas share voting and investment power with another trustee in a fourth charitable trust holding 3,484,152 shares. They disclaim beneficial interest in these trusts.

(4) 4,508,953 of the shares have been allocated to employee accounts.

Executive officers and directors

Stock Ownership Guidelines—Effective January 1, 1997, the Rohm and Haas board of directors approved stock ownership guidelines requiring all executives to own amounts of Rohm and Haas common stock equal to one-half to five times the amount of their annual salary, depending on the executive's level. Executives have three years after their promotion to a new executive level to bring their stock holdings up to the required level. All executives are in compliance with these guidelines.

Ownership—The following table lists the shares of Rohm and Haas common stock owned by the named executive officers, the directors and all current executive officers and directors as a group as of March 8, 2002. None of the persons listed in the table with the exception of D. W. Haas and T. W. Haas, who beneficially own 1.69% and 26.93%, respectively, of the outstanding shares of common stock, beneficially owns more than 1% of the outstanding common stock.

Name	Number of Shares Owned(1)	Number of Exercisable Options	Total Beneficial Stock Ownership
W. J. Avery	15,343.7612	N/A	15,343.7612
A. E. Barton	28,902.6990	25,885	54,787.6990
B. J. Bell	75,417.3000	76,266	151,683.3000
P. R. Brondeau	41,691.3840	30,187	71,878.3840
J. R. Cantalupo	10,033.8878	N/A	10,033.8878
N. K. Dicciani(2)	24,478.7270	22,701	47,179.7270
J. M. Fitzpatrick	68,550.4490	158,934	227,484.4490
E. G. Graves	16,737.9511	N/A	16,737.9511
R. L. Gupta	94,873.1550	207,917	302,790.1550
D. W. Haas(3)	3,819,671.1880	N/A	3,819,671.1880
T. W. Haas(3)	60,913,978.4816	N/A	60,913,978.4816
J. A. Henderson	20,714.1322	N/A	20,714.1322
R. L. Keyser	9,179.4816	N/A	9,179.4816
J. H. McArthur	15,158.5951	N/A	15,158.5951
J. P. Montoya	18,363.8728	N/A	18,363.8728
S. O. Moose	14,858.5219	N/A	14,858.5219
G. S. Omenn	32,400.1877	N/A	32,400.1877
R. H. Schmitz	11,735.1126	N/A	11,735.1126
C. M. Tatum(4)	45,680.7170	55,261	100,941.7170
M. C. Whittington	21,101.7365	N/A	21,101.7365
All executive officers and directors as a group (20 persons)	65,235,595.0241	543,287	65,778,882.0241(5)

(1) Shares owned by directors include deferred stock units allocated under the 1997 Non-Employee Directors' Stock Plan. Shares owned by officers include shares allocated under the Rohm and Haas Savings Plan and ESOP and stock units allocated under the Non-Qualified Savings Plan.

(2) Dr. Dicciani resigned from Rohm and Haas Company as of November 24, 2001.

(3) Mr. David Haas owns directly 335,519.1880 shares and shares voting and investment power with other trustees in a charitable trust holding 3,484,152 shares. He disclaims beneficial ownership in the charitable trust. Mr. Thomas Haas and his spouse own directly 554,902.4816 shares. He shares voting and investment power with other trustees in two income trusts holding 29,384,784 shares. He shares voting and investment power with other trustees in a charitable trust holding 3,484,152 shares and shares investment power with other trustees in two charitable trusts holding 27,490,140 shares. He disclaims beneficial interest in the charitable trusts.

(4) Dr. Tatum resigned as Senior Vice President as of July 31, 2001.

(5) All current executive officers and directors as a group beneficially own 29.08% of the outstanding Rohm and Haas common stock.

Compliance with Section 16 of the Exchange Act

Rohm and Haas believes that all its executive officers and directors have complied with all Section 16 filing requirements during 2001.

INDEPENDENT PUBLIC ACCOUNTANTS

Members of PricewaterhouseCoopers LLP, who are Rohm and Haas's independent accountants for 2001 and have been selected to continue in that capacity for 2002, are expected to be present at the Rohm and Haas annual meeting and available to respond to appropriate questions. These individuals will be given the opportunity to make a statement at the meeting if they desire to do so.

For the fiscal year ending December 31, 2001, PricewaterhouseCoopers LLP billed the following fees for services rendered to the Company:

Audit Fees	
Fees for audit of 2001 consolidated financial statements	$ 3,080,000
Financial Information Systems Design and Implementation Fees	None
All Other Fees	
Fees for audits and consultations related to actual and proposed acquisitions and divestitures	$ 2,300,000
Fees for new systems security and systems integrity analyses	$ 2,180,000
Fees for tax compliance and planning	$ 1,520,000
Fees for consulting and other	$ 1,060,000
Total	$10,140,000

2003 ANNUAL MEETING PROPOSALS

Any stockholder proposal submitted to Rohm and Haas for inclusion in the proxy statement and proxy relating to the 2003 annual meeting of stockholders and any notice of a matter which a stockholder intends to bring before that meeting must be received by the Secretary of Rohm and Haas no later than November 26, 2002. Under the Rohm and Haas by-laws, no matter may be brought before, or acted upon at, any meeting of stockholders except as directed by the board of directors or upon motion of any stockholder who has provided the notice required by the by-laws to the Secretary of Rohm and Haas of that intent (a) in the case of the annual meeting of stockholders, by the date as may be specified in the proxy statement for the prior year's annual meeting of stockholders, or (b) in the case of a meeting other than the annual meeting of stockholders, not less than 60 nor more than 90 days prior to the meeting date. The chairman of the meeting has the authority to determine whether any matter may be properly brought before, or acted upon, at the meeting.

ROHM AND HAAS COMPANY
NOTICE OF 2002 ANNUAL MEETING AND PROXY STATEMENT

This Document has been printed entirely on recycled paper.

the possibilities
the possibilities

imagine



ROHM AND HAAS at a glance

at a glance

About Us

Rohm and Haas is one of the world's largest manufacturers of specialty materials. We create sophisticated products that help industry run more smoothly and enhance the lives of people around the globe every day.

From construction to electronics, salt to personal care products, clean water to paint, Rohm and Haas Company's innovative products find their way into multiple applications in a host of end use markets, adding value for both the manufacturer and consumer.

While innovation is our cornerstone, Rohm and Haas Company also has a rich tradition of stewardship of financial, human, environmental and community resources as well as sustainability in all forms – operational excellence, product quality, community involvement, shareholder return, the health and safety of our employees and neighbors, and a commitment to maximizing the efficiency of our enterprise processes.

We are organized into five business groups:

Coatings

Rohm and Haas Company's $1.75 billion Coatings business offers a broad range of architectural, industrial and building products applications. We serve the global paint and coatings community with high-performance polymers, resins and specialty additives.

Architectural and Functional Coatings include acrylic emulsions, additives and colorants used to make house paints, industrial and decorative coatings, varnishes and specialty finishes, and other technologies used in graphic arts, leather and textiles. ***Automotive Coatings*** provide high quality paints used in the plastic components in cars and trucks. ***Powder Coatings*** put the finishing touches on office furniture, backyard grills, metal and kitchen cabinetry with state-of-the-art technologies that have been recognized repeatedly for their environmental friendliness.

Electronic Materials

The $942 million Electronic Materials business features continually improving technologies that are found in today's most sophisticated electronic devices. This group provides cutting-edge technology used in computer chips and components, consumer electronics and household appliances.

Microelectronics provides an extensive assortment of critical imaging and non-imaging chemicals needed to reproduce tiny, complicated circuitry designs on today's integrated circuits and semi-conductor chips. It also provides polishing technology for semiconductors, silicon wafers and disk drives. ***Printed Wiring Board*** technology is an essential component for the processes and chemistries used in the manufacture of high-density printed circuits and circuit boards for computers, cell phones, telecommunications equipment and automobiles. The ***Electronic and Industrial Finishing*** division provides chemical processes used to metallize electronic components and devices. This division also produces specialty chemicals to plate metals on plastics, steel coating and general metal finishing.

Adhesives and Sealants

A $661 million Adhesives and Sealants business offers a wide range of technologies that can keep bagged salads fresh and crisp, hold parts of your automobile together – even laminate the structural panels that make up the shell of your home.

The Adhesives and Sealants business offers a full range of technologies in three market segments. ***Packaging and Converting*** products have applications in the flexible packaging and graphics arts businesses. ***Pressure Sensitive and Construction Adhesives*** provide ready-to-use adhesives, base polymers, coatings, primers, pigments, polymers for caulks, construction adhesives, adhesive compounding and lamination applications. ***Transportation Adhesives*** include automotive adhesives for interior trim and headliners, rubber auxiliaries that aid bonding of elastomeric materials to metal, and flocking and release agents.

Performance Chemicals

Products from this $1.56 billion business are present in our daily lives, making products safer, more efficient and more environmentally friendly.

Consumer and Industrial Specialties products are used to make washed clothes cleaner, control the bacteria in shampoos and moisturizers, provide more environmentally friendly hair sprays and enhance the performance of sunscreen lotion, among other things. ***Ion Exchange Resins*** are used in water treatment and purification, and pharmaceutical manufacturing. They are also integral to the production of certain sugars, juices and dairy products. Products from the ***Inorganic and Specialty Solutions*** business help to recycle newsprint and make the smell of your perfume linger. Their flame retardant properties help to make clothing and blankets safer for you and your family. ***Monomers*** can be found in detergents, water treatment and paints and coatings. The intermediate products sold by the Monomers segment also give PVC piping and adhesives their power. ***Plastics Additives*** are the invisible workhorses that go into automotive parts, business machines, construction materials, packaging, home appliances and consumer electronics. These additives enhance many base polymer properties such as impact strength, clarity, chemical resistance, heat resistance and stability, weather resistance, color retention, higher output rates, melt strength and lubrication.

Salt

Some of the world's most valuable, most widely recognized consumer brand names and product symbols are found in this $749 million business. This business includes leading salt table brands in the United States (Morton) and Canada (Windsor).

Yet even though the consumer side of the business is most well known, the scope of the Salt business extends far beyond table and specialty salt and includes salt for water conditioning, highway ice control, food processing, chemical/industrial use and agriculture.

Fast Facts

- *Overall sales revenue of US $5.7 billion.*
- *Geographic sales breakdown:*
  - *North America – 61%*
  - *Europe – 23%*
  - *Asia-Pacific – 12%*
  - *Latin America – 4%*
- *Largest publicly owned specialty chemical company in the United States, and one of the world's leading specialty chemical companies.*
- *More than 18,000 employees.*
- *More than 100 research and manufacturing sites in 25 countries.*
- *Committed to the principles of Responsible Care™ and Sustainable Development.*
- *Ninety-two 9000 and Twenty-three ISO 14000 registrations around the world.*
- *Traded on the New York Stock Exchange under the "ROH" symbol.*
- *Innovations and technologies are essential components in tens of thousands of consumer products throughout the world.*

Contact Information

World Headquarters
100 Independence Mall West
Philadelphia, PA 19106-2399
USA
+1-215-592-3000

European Region Headquarters
La Tour Lyon
185, rue de Bercy
75579 Paris, Cedex 12
France
+33-1-40-02-50-00

Latin American Region Headquarters
Edifico Morumbi Office Tower
Avenida Roque Petroni Junior
999 9o andar
CEP 04707-00 Sao Paulo
Brazil
+55-11-5185-9000

Asia-Pacific Region Headquarters
2f-A, No. 6, Lane 452
Da Ye Road, Peitou District
Taipei 112
Taiwan
+886-2-2898-1500

ROHM
HAAS

www.rohmhaas.com

the possibilities
the possibilities

imagine



ROHM AND HAAS

2001 Financial Report and 10k

Securities and Exchange Commission
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001 — **Commission file number 1-3507**

ROHM AND HAAS COMPANY
(Exact name of registrant as specified in its charter)

DELAWARE	**23-1028370**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
100 INDEPENDENCE MALL WEST, PHILADELPHIA, PA	**19106**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 215-592-3000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock of $2.50 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

NONE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days.
Yes ___X___ No ________ .

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

Aggregate market value of voting stock held by nonaffiliates of the registrant as of February 28, 2002: **$4,313,328,027**

Common stock outstanding at February 28, 2002: **220,677,633 shares.**

Documents incorporated by reference:

Part III- Definitive Proxy Statement to be filed with the Securities and Exchange Commission, except the Report on Executive Compensation, Graph titled "Cumulative Total Return to Shareholders" and Audit Committee Report included therein.

PART I

Item 1. Business Rohm and Haas Company

Rohm and Haas Company (the Company), is a global specialty materials company that reported 2001 net sales of approximately $5.7 billion. The Company is a public corporation whose shares are traded on the New York Stock Exchange under the "ROH" symbol and was incorporated in 1917 under the laws of the State of Delaware. The Company's headquarters office is located at 100 Independence Mall West, Philadelphia, Pennsylvania 19106-2399 (phone number (215) 592-3000; internet address www.rohmhaas.com).

In 2001, the Company operated four global businesses:

Performance Polymers *(56 percent of 2001 sales):* This segment includes the sales and operating results for Coatings, Adhesives and Sealants, Plastics Additives, Monomers and Surface Finishes.

Chemical Specialties *(14 percent of 2001 sales):* This segment includes the sales and operating results for Consumer and Industrial Specialties, Inorganic and Specialty Solutions and Ion Exchange Resins.

Electronic Materials *(17 percent of 2001 sales):* This segment includes the sales and operating results for Shipley Ronal (including Printed Wiring Board and Electronic and Industrial Finishes) and Microelectronics (including Shipley Microelectronics and Rodel).

Salt *(13 percent of 2001 sales):* This segment includes the sales and operating results for the most recognized consumer salt brands in North America (Morton Salt and Windsor Salt), along with sales derived from other end-use markets, including water conditioning, highway ice control, food processing, chemical/industrial and agriculture.

Rohm and Haas is a geographically diverse company, with approximately 100 manufacturing and technical locations in 25 countries. In 2001, 53% of net sales were made outside of the United States. The Company's technology can be found in a wide range of end-use markets, including building and construction, electronic and computing devices, food, food processing and packaging, architectural and industrial coatings, water treatment, pharmaceutical, home cleaning and personal care.

Strategy

Rohm and Haas brings technology and innovation to the market that enhances the performance of the end-use consumer products made by its customers and by leveraging its broad technology base on a global basis within markets where it enjoys leading positions.

The Company is committed to:

- continually bring innovation to the marketplace; even through the 2000-2001 economic downturn, the Company maintained its level of investment in research and development.
- continually improve the efficiency of its cost structure, and reposition the Company geographically to enhance the ability of its customers to serve their market needs.
- achieve, enhance and defend leading market positions; this means holding the first or second position in each of the markets or market segments in which the Company competes.

Rohm and Haas Company - Net Sales by Business (in millions)

	2001(1)	2000(1)	Pro Forma 1999 (1,2)
Coatings	$ 1,445	$ 1,494	$ 1,512
Adhesives and Sealants	661	707	737
Plastics Additives	398	441	490
Monomers	357	382	305
Surface Finishes	309	373	507
Performance Polymers	$ 3,170	$ 3,397	$ 3,551
Consumer and Industrial Specialties	$ 388	$ 406	$ 374
Inorganic and Specialty Solutions	203	236	248
Ion Exchange Resins	214	224	211
Chemical Specialties	$ 805	$ 866	$ 833
Shipley Ronal	$ 470	$ 699	$ 621
Microelectronics	472	511	246
Electronic Materials	$ 942	$ 1,210	$ 867
Salt	$ 749	$ 876	$ 930
Total Net Sales	$ 5,666	$ 6,349	$ 6,181

(1) Restated to conform to current year presentation and exclude the discontinued operations of the Agricultural Chemicals business.

(2) Pro forma results include Morton International, Inc. (Morton), a specialty chemicals producer (acquired in June 1999) and LeaRonal, Inc. (LeaRonal), an electronic materials business (acquired in January 1999) as if these acquisitions had occurred on January 1, 1999. The results are restated to conform to the current year presentation and exclude the discontinued operations of the Agricultural Chemicals business. Pro forma information is not presented for other acquisitions and divestitures occurring in 2001, 2000 and 1999 because they were not material to the Company's results of operations or consolidated financial position.

Summary of Business Segments

Business	2001 Sales	Markets	Products/ Technology	End Uses
Performance Polymers:	$3,170 million			
Coatings	$1,445 million	Bldg. and Construction Home Improvement (do-it-yourself and contractor segments) Packaging Graphic Arts Apparel Home/Office Goods Transportation	A range of intermediate products and additives for paints and coatings, textiles, non-woven and leather applications an array of versatile emulsion polymers and other technologies	House paints Traffic paints Metal coatings Coated papers Printing inks Non-woven fibers Textile finishes Insulation Leather
Adhesives and Sealants	$ 661 million	Packaging Bldg and Construction Transportation Home Improvement	A full-range of adhesives and laminate materials (acrylic, urethane, polyester/urethane emulsion polymers)	Pressure-sensitive tapes and labels Packaging tapes Car interiors Weather stripping Engine mounts Flexible packaging Graphic arts Caulks, cements Roof coatings Sealants
Plastics Additives	$ 398 million	Bldg. and Construction Home/Office Goods Transportation Recreation Packaging	A wide range of additives that impart desired properties into the end plastic, or help machinery run more efficiently (acrylic-based modifiers, tin based stabilizers, lubricants and additives)	PVC pipe Plastic packaging Vinyl siding Wall systems Vinyl windows Fencing and decks Interior automotive parts Appliances and business machines
Monomers	$ 357 million	Bldg. and Construction Personal Care Automotive Packaging	Produces essential starting materials for acrylic products and specialty monomers	Adhesives Paints and coatings Floor polishes Hair sprays Super-absorbent products

Business	2001 Sales	Markets	Products/ Technology	End Uses
Surface Finishes	$ 309 million			
Automotive Coatings	$ 98 million	Transportation	Water, solvent and urethane-based exterior and interior coatings for plastic parts	Cars Trucks
Powder Coatings	$ 211 million	Home/Office Goods Recreation, Lawn and Garden Transportation Bldg. and Construction Electronics and Comms. Devices	Epoxy, polyester and acrylic powder Coatings Lamineer, a low temperature curing coating	Cars, shelving, tables and chairs, office furniture, cabinetry and machinery
Chemical Specialties:	$ 805 million			
Consumer and Industrial Specialties	$ 388 million	Household Products Personal Care Industrial Processing Bldg. and Construction	Antimicrobial, dispersant, and a range of other technologies	Laundry and dishwasher detergents Shampoos, lotions conditioners and hair sprays
Inorganic and Specialty Solutions	$ 203 million	Industrial Processing Lubricants and Fuels	Sulfur-based intermediates and salt-forming bases Sodium borohydride and related technologies	Corrosion inhibitors Pharmaceutical products Papers and recycled newsprint
Ion Exchange Resins	$ 214 million	Food and Food-related Electronics and Comms. Devices Pharmaceutical Home/Office Goods Industrial Processing	Anion and cation ion exchange resins and adsorbents	Soft drinks and juices Ultrapure water Catalysis Pharmaceuticals

Business	2001 Sales	Markets	Products/ Technology	End Uses
Electronic Materials:	$ 942 million			
Shipley Ronal	$ 470 million	Electronics and Comms. Devices Transportation Home/Office Goods Recreation	Enabling technology for all aspects of the manufacture of printed wiring boards; processes critical to electronic components, advanced packaging and industrial finishing markets	Cellular phones PCs Mainframe computers Automotive parts Office equipment Electronic games Steel and metal finishing
Micro-electronics	$ 472 million	Electronics and Comms. Devices Home/Office Goods Transportation Recreation	Essential technology for creating state-of-the-art integrated circuits: photoresists, anti-reflective coatings, chemical mechanical planarization (CMP)	PCs Cellular phone and other comms. devices Home appliances Office equipment Electronic games Cars, trucks, etc.
Salt	$ 749 million	Food and Food related Transportation Industrial Processing Home/Office Goods	Salt in all forms produced through vacuum pan production, solar evaporation, or mined rock salt	Table salt Cooking salt Home water conditioning salt Highway salt Chemical processing salt Salt blocks for feed

In addition to the summary of business segments, additional information appears in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the information indicated below appears in the 2001 "Notes to Consolidated Financial Statements" and is incorporated herein by reference:

	Notes to Consolidated Financial Statements
Industry segment information for years 1999-2001	Footnote 9
Foreign operations for years 1999-2001	Footnote 9

Raw Materials

The Company uses a variety of commodity chemicals as raw materials in its operations. In most cases, these raw materials are purchased from multiple sources under long-term supply contracts, created to provide access to key raw materials. For the Company's Performance Polymers and Chemical Specialties segments, many of these materials are hydrocarbon derivatives such as propylene, acetone and styrene.

Competition and Seasonality

The Company experiences vigorous competition in each of its segments and its competitors include many large multinational chemical firms based in Europe, Asia and the United States. In some cases, the Company competes against firms which are producers of commodity chemicals which the Company must purchase as the raw materials to make its products. The Company however, does not believe this places it at any significant competitive disadvantage. The Company's products compete with products offered by other manufacturers on the basis of product quality and specifications, customer service and price. Most of the Company's products are specialty chemicals which are sold to customers who demand a high level of customer service and technical expertise from the Company and its sales force. The Salt segment is most affected by weather-driven sales of highway ice control salt in the Eastern United States and Eastern Canada. To a much lesser extent, sales in the Coatings segment destined for the paint market are affected by weather in various regions.

Research and Development

The Company maintains its principal research and development laboratories at Spring House, Pennsylvania. Research and development expenses totaled $230 million, $224 million and $174 million in 2001, 2000 and 1999, respectively. The Company believes that its many intellectual properties are of substantial value in the manufacturing, marketing and application of its various products. Though the Company is not dependent, to a material extent, upon any one trademark, patent or license, certain of the Company's businesses may be so dependent.

Environmental

A discussion of environmental related factors is incorporated herein by reference to Footnote 25: "Contingent Liabilities, Guarantees and Commitments" in the accompanying "Notes to Consolidated Financial Statements."

Item 2. Properties

The Company, its subsidiaries and affiliates presently operate more than 100 manufacturing facilities, mines and salt evaporation facilities in 25 countries. The facilities and the segment for which they are productive are detailed below:

Manufacturing Locations

Argentina:	Zarate(1)	United States:	
Australia:	Geelong(1)	Arizona:	Glendale(4), Phoenix(3)
Bahamas:	Inagua(4)	California:	Hayward(1), La Mirada(1), Long Beach(4), Newark(4), Sunnyvale(3)
Brazil:	Jacarei(1,2)	Delaware:	Newark(3)
Canada:	Iles-De-La-Madeleine(4); Lindbergh(4); Ojibway(4); Pugwash(4); Regina/Belle Plaine(4); West Hill(1,2); Windsor(4)	Florida:	Cape Canaveral(4)
China:	Beijing(1); Dongguan(3); Hong Kong(3); Shanghi(1); Songjiang(2)	Illinois:	Chicago Heights(1), Elk Grove(1), Kankakee(1), Lansing(1), Ringwood(1)
Colombia:	Barranquilla(1,2)	Indiana:	Warsaw(1)
France:	Chauny(2); Lauterbourg(1,2); Semoy(1); Villers-Saint-Paul(2)	Kansas:	Hutchinson(4)
Germany:	Bremen(1); Marl(1); Strullendorf(1)	Kentucky:	Louisville(1)
Indonesia:	Cilegon(1,2)	Louisiana:	Weeks Island(4)
Italy:	Castronno(2,3); Garlasco(1); Mozzanica(1); Mozzate(1); Parona(1); Robecchetto(1); Romano d'Ezzelino(1)	Massachusetts:	Marlborough(3), North Andover(2,3)
Japan:	Kodama(3); Kurosaki(3); Mie(3); Nagoya(1); Nara(3); Ogaki(3); Osaka(3); Sasagami(3); Soma(1); Tokyo(2)	Michigan:	Manistee(2,4)
Mexico:	Apizaco(1,2); Toluca(1)	Mississippi:	Moss Point(3)
Netherlands:	Amersfoort(1,2); Delfijl(2)	New Jersey:	Perth Amboy(4)
New Zealand:	Auckland(1,2)	New York:	Freeport(2,3), Silver Springs(4)
Philippines:	Las Pinas(1,2)	North Carolina:	Charlotte(1)
Singapore:	Singapore(1,3)	Ohio:	Cincinnati(4), Painesville(4), Rittman(4), West Alexandria(1)
South Africa:	New Germany(1)	Pennsylvania:	Bristol(1), Croydon(1), Philadelphia(2), Reading(1)
Spain:	Tudela(1)	South Carolina:	Greenville(1), Spartanburg(3)
Sweden:	Landskrona(1)	Tennessee:	Knoxville(1)
Switzerland:	Buchs(2); Lucerne(3)	Texas:	Bayport(1), Deer Park(1,2), Grand Saline(4)
Taiwan:	Chiayi Hsien(3); Ta Yuan(1,2); Taoyuan Hsien(3)	Utah:	Grantsville(4)
Thailand:	Maptaphut(1,2)	Virginia:	Wytheville(1)
United Kingdom:	Buxton(3); Coventry(3); Dewsbury(1,2); Grangemouth(1); Jarrow(2); Warrington(2,3)		

Research and Technical Facilities:

Research Headquarters:	Spring House, Pennsylvania USA(1,2,3)	United States:	
Australia:	Geelong(1)	Arizona:	Phoenix(3)
China:	Shanghai(1)	California:	Sunnyvale(3)
France:	Chauny(2); Lauterbourg(2); Semoy(1); Valbonne(1,2)	Delaware:	Newark(3)
Germany:	Bremen(1); Strullendorf(1)	Illinois:	Chicago Heights(1), Elk Grove(1), Kankakee(1), Lansing(1), Ringwood(1), Woodstock(1,4)
Italy:	Mozzate(1); Parona(1); Robecchetto(1); Romano d'Ezzelino(1)	Louisiana:	Weeks Island(4)
Japan:	Kodama(3); Nara(3); Omiya(3); Sasagami(3)	Massachusetts:	Marlborough(3), North Andover(2,3), Woburn(1)
Netherlands:	Amersfoort(1,2)	Michigan:	Rochester Hills(1)
Singapore:	Singapore(1,3)	North Carolina:	Charlotte(1)
Switzerland:	Buchs(2); Lucerne(3)	Ohio:	Cincinnati(2), West Alexandria(1)
United Kingdom:	Coventry(3); Dewsbury(1,2)	Pennsylvania:	Bristol(1), Reading(1), Newtown(1)
		South Carolina:	Greenville(1)
		Texas:	Deer Park(1,2)

(1) Performance Polymers
(2) Chemical Specialties
(3) Electronic Materials
(4) Salt, including mines and evaporation facilities

The Company's manufacturing operations ran well throughout 2001. The plants recorded good operating efficiencies and cost control, especially considering the decline in demand due to slower global economies. Safety was a key focus, as well, and significant improvement was made during the year. The overall corporate safety record improved from a rate of 2.3 injuries for every 200,000 hours worked in 2000, to 1.7 injuries on a comparable basis for 2001. Sixty-three sites operated injury-free throughout the year.

As part of the Company's comprehensive 2001 repositioning efforts, Rohm and Haas closed manufacturing facilities in Tustin and Orange, California; Moss Point, Mississippi and Paterson, New Jersey. The Company announced plans to make further reductions in manufacturing capacity in several businesses in 2002. Continual improvements in design, operation, and process control have significantly improved the efficiency of the Company's remaining manufacturing capacity. The Company believes it has the ability to generate significant additional production capacity using its existing manufacturing operations.

Item 3. Legal Proceedings

A discussion of legal proceedings is incorporated herein by reference to Footnote 25: "Contingent Liabilities, Guarantees and Commitments" in the accompanying "Notes to Consolidated Financial Statements."

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of 2001.

PART II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters

The Company's common stock of $2.50 par value is traded on the New York Stock Exchange (Symbol: ROH). There were 9,234 registered common stockholders as of December 31, 2001. On February 28, 2002, the last sale price of the Company's common stock was $38.41. The following table sets forth, for the period indicated, the high and low sales prices and cash dividends of the Company's common stock.

Period	High	Low	Cash Dividends
2001			
1st Quarter	$ 38.7000	$ 29.7700	$ 0.20
2nd Quarter	$ 37.2300	$ 30.0900	$ 0.20
3rd Quarter	$ 36.7800	$ 24.9000	$ 0.20
4th Quarter	$ 37.3000	$ 30.8000	$ 0.20
2000			
1st Quarter	$ 47.6250	$ 33.0000	$ 0.19
2nd Quarter	$ 49.4375	$ 32.8750	$ 0.19
3rd Quarter	$ 37.5000	$ 25.6875	$ 0.20
4th Quarter	$ 37.3125	$ 24.3750	$ 0.20

Item 6. Selected Financial Data

The following sets forth selected consolidated financial data of the Company for the years ended December 31, 2001, 2000, 1999, 1998 and 1997 as derived from the historical financial statements of the Company.

Five-Year Summary of Selected Financial Data (Unaudited) (Millions of dollars, except per-share amounts and where noted)	**2001**(7,12)	**2000**(8,12)	**1999**(9,12)	**1998**(6,10)	**1997**(6,11)
Summary of Operations					
Net sales	$ 5,666	$ 6,349	$ 4,840	$ 3,215	$ 3,497
Gross profit	1,658	2,007	1,701	1,217	1,228
Earnings from continuing operations before interest, income taxes, extraordinary item and cumulative effect of accounting change	118	729	533	661	588
Earnings (losses) from continuing operations before income taxes, extraordinary item and cumulative effect of accounting change	(64)	488	375	627	549
Earnings (losses) from continuing operations before extraordinary item and cumulative effect of accounting change	(70)	296	193	407	371
Discontinued operations:					
Income from discontinued line of business, net of income taxes	40	58	56	46	39
Gain on disposal of discontinued line of business, net of income taxes	428	-	-	-	-
Extraordinary loss on early extinguishment of debt, net of income taxes	(1)	-	-	(13)	-
Cumulative effect of accounting change, net of income taxes	(2)	-	-	-	-
Net earnings	395	354	249	440	410
EBITDA (1)	1,056	1,369	1,160	844	N/A
As a percent of sales:					
Gross profit	29.3%	31.6%	35.1%	37.9%	35.1%
Selling and administrative expense	15.2%	14.7%	15.9%	16.1%	15.0%
Research and development expense	4.1%	3.5%	3.6%	4.8%	4.2%
Earnings (losses) from continuing operations before extraordinary item and cumulative effect of accounting change	(1.2)%	4.7%	4.0%	12.7%	10.6%
Return on capital employed (2)	9.6%	9.2%	11.3%	21.4%	18.4%
Return on common stockholders' equity (3)	10.3%	10.0%	13.4%	25.3%	22.7%
Ten year compound growth rate:					
Sales (includes sales from discontinued operations)	7.9%	9.3%	7.3%	3.9%	6.1%
Basic earnings per common share before extraordinary item and cumulative effect of accounting change	8.2%	4.6%	3.8%	8.4%	8.6%
Cash dividends per common share	6.9%	6.6%	6.6%	7.5%	8.2%
Net Cash Flow Data					
Net Cash provided by continuing operations	$ 630	$ 675	$ 719	$ 601	$ 721
Net Cash provided by discontinued operations	69	101	97	81	70
Additions to land, building and equipment	401	391	323	229	254
Depreciation from continuing operations	406	446	360	268	271
Cash dividends	171	167	141	125	121
Free cash flow (4)	127	218	352	328	416
Share repurchases	1	1	3	567	216
Acquisitions of businesses and affiliates net of cash acquired	144	390	3,394	21	80
Proceeds from the disposal of discontinued line of business, net of cash acquired	834	-	-	-	-

Five-Year Summary of Selected Financial Data (Unaudited) (continued) (Millions of dollars, except per-share amounts and where noted)	2001(7,12)	2000(8,12)	1999(9,12)	1998(6,10)	1997(6,11)
Per Common Share Data and Other Share Information					
Earnings (losses) from continuing operations before extraordinary items and cumulative effect of accounting changes:					
Basic	$ (0.31)	$ 1.34	$ .99	$ 2.29	$ 1.96
Diluted	$ (0.31)	$ 1.34	$ .98	$ 2.26	$ 1.93
Cash dividends per common share	$ .80	$ .78	$ .74	$ .70	$ .63
Common stock price					
High	$ 38.7000	$ 49.4375	$ 49.2500	$ 38.8750	$ 33.7500
Low	$ 24.9000	$ 24.3750	$ 28.1250	$ 26.0000	$ 23.5625
Year-end close	$ 34.6300	$ 36.3125	$ 40.6875	$ 30.1250	$ 31.9375
Number of shares repurchased, in thousands	33	18	70	17,459	7,653
Average number of shares outstanding – basic, in thousands	220,249	219,535	192,586	175,591	185,808
Average number of shares outstanding – diluted, in thousands	220,249	220,500	195,700	179,700	192,400
At Year-End					
Gross fixed assets	$ 6,618	$ 6,699	$ 6,349	$ 4,471	$ 4,492
Total assets	10,350	11,252	11,256	3,648	3,900
Total debt	2,898	3,774	4,053	581	606
Stockholders' equity	3,815	3,653	3,475	1,561	1,797
Debt ratio (5)	42%	49%	52%	25%	22%
Number of registered common stockholders	9,234	9,226	9,462	4,451	4,352
Number of employees	18,210	20,248	21,512	11,265	11,592

(1) Earnings before interest, taxes, depreciation and amortization. EBITDA excludes non-recurring items and is presented to assist security analysts and others in evaluating the Company's performance and its ability to generate cash. EBITDA should not be considered an alternative to cash flow from operating activities as a measure of liquidity or as an alternative to net income as an indicator of the Company's operating performance in accordance with generally accepted accounting principles. The Company's definition of EBITDA may not be consistent with that used by other companies. The Company did not calculate this measure prior to 1998.

(2) Net earnings plus after-tax amortization and interest expense divided by average total assets less cash and average non-interest bearing liabilities. Years 2000 and 1999 exclude the purchased in-process research and development (IPR&D) charges. Years 2001 and 1998 exclude extraordinary loss on early extinguishment of debt and year 2001 excludes the cumulative effect of accounting change.

(3) Excluding ESOP adjustment and cumulative effect of accounting changes. Years 2000 and 1999 exclude IPR&D charges.

(4) Cash provided by operating activities including discontinued operations less dividends and additions to land, building and equipment.

(5) Total debt, net of cash (net debt), divided by the sum of net debt, minority interest, stockholders' equity and ESOP shares.

(6) Reclassified to conform to current year presentation, primarily as a result of discontinued operations.

Notes 7-11 reflect all amounts net of income taxes (see table on page 16 for additional information related to 2001, 2000 and 1999 non-recurring items):

(7) Included in 2001 results are net non-recurring charges in continuing operations of $259 million, gain on disposal of line of business of $428 million and income from discontinued operations of $40 million, an extraordinary loss on early extinguishment of debt of $1 million and a $2 million charge for the cumulative effect of accounting change.

(8) Included in 2000 results are net non-recurring charges in continuing operations of $28 million and income from discontinued operations of $58 million.

(9) Included in 1999 results are net non-recurring charges in continuing operations of $161 million and income from discontinued operations of $56 million. Also included in 1999 are results from Morton, a specialty chemicals producer acquired in June 1999 and LeaRonal, an electronic materials business acquired in January 1999.

(10) Included in 1998 results is net non-recurring income of $45 million, consisting of a gain in continuing operations from the sale of the Company's interest in the AtoHaas and RohMax joint ventures, a loss from the early extinguishment of debt, the write-off of certain intangible assets in Europe and business realignment costs primarily in Asia. Also included is income from discontinued operations of $46 million.

(11) Included in 1997 results is a net non-recurring gain in continuing operations of $16 million, the net result of remediation settlements with insurance carriers and discontinued operations income of $39 million.

(12) See 2001, 2000 and 1999 results in "Management's Discussion and Analysis of Financial Condition and results of Operations" for additional information.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following commentary should be read in conjunction with the consolidated financial statements and notes to financial statements for the years ended December 31, 2001, 2000 and 1999.

"Same business basis" as it relates to the comparison of sales between reporting periods includes only those businesses, segments or divisions that have been in place during the entire reportable period.

Earnings (losses) from continuing operations before extraordinary item and cumulative effect of accounting change are abbreviated as "Earnings (losses) from continuing operations" within the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Notes to Consolidated Financial Statements."

Significant Items Affecting 2001, 2000 and 1999 Results of Operations

In January 1999, the Company acquired LeaRonal, an electronic materials business and in June of 1999, Morton. Details of these transactions are discussed under "Liquidity, Capital Resources and Other Financial Data" below. The results of these significant acquisitions have been included in the consolidated financial statements since the dates of acquisition. Unaudited pro forma information is presented in the table on page 19.

The LeaRonal and Morton acquisitions, accounted for using the purchase method, significantly impacted the comparability of 2000 and 1999 results. Accordingly, 1999 pro forma sales and earnings excluding non-recurring items are provided in the results of operations discussions to facilitate comparisons. The pro forma results include Morton and LeaRonal as if these significant acquisitions had occurred on January 1, 1999. Pro forma adjustments were made primarily to reflect increased goodwill and intangible amortization and interest expense. Cost savings from integration efforts were not reflected. Though useful for comparison, pro forma results are not intended to reflect actual earnings had the acquisitions occurred on the dates indicated and are not a projection of future results or trends. Pro forma information is not presented for other acquisition and divestiture activities occurring in 2001, 2000 and 1999 because these were not material to the Company's results of operations or consolidated financial position.

Non-recurring Items

Non-recurring items represent gains or losses arising from events or transactions that are unusual in nature, occur infrequently or satisfy the definition of an extraordinary item in accordance with Accounting Principles Board (APB) 30 "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Unless otherwise indicated, the impact of non-recurring items on operations within the context of the Management's Discussion and Analysis is stated net of tax.

Sale of the Agricultural Chemicals Business

Following the sale of its Agricultural Chemicals business (Ag) in June 2001, the Company reported the operating results as discontinued operations in accordance with APB 30 "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Agricultural Chemicals had been a separate major line of business in the Chemical Specialties segment. The operating results of Ag have been reported separately as discontinued operations in prior years.

Critical Accounting Policies

In response to the Securities and Exchange Commission's (SEC) Release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies," the Company has identified the critical accounting policies that are most important to the portrayal of the Company's financial condition and results of operations. The policies set forth below require management's most subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

- **Litigation and Environmental Reserves**
  The Company is involved in litigation in the ordinary course of business, including personal injury, property damage and environmental litigation. The Company also expends significant funds for environmental remediation of both company-owned and third-party locations. In accordance with Generally Accepted Accounting Principles (GAAP), specifically Statement of Financial Accounting Standards (SFAS) No.5, "Accounting for Contingencies" and Statement of Position 96-1, "Environmental Remediation Liabilities", the Company records a loss and establishes a reserve for litigation

or remediation when it is probable that an asset has been impaired or a liability exists and the amount of the liability can be reasonably estimated. Reasonable estimates involve judgments made by management after considering a broad range of information including: notifications, demands, or settlements which have been received from a regulatory authority or private party, estimates performed by independent engineering companies and outside counsel, available facts, existing and proposed technology, the identification of other potentially responsible parties and their ability to contribute and prior experience. These judgments are reviewed quarterly as more information is received and the amounts reserved are updated as necessary. However, the reserves may materially differ from ultimate actual liabilities if the loss contingency is difficult to estimate or if management's judgments turn out to be inaccurate. If management believes no best estimate exists, the minimum loss is accrued in accordance with GAAP.

- **Restructuring**
  In June 2001, the Company recorded a $330 million restructuring and asset impairment charge in connection with its 2001 repositioning efforts, of which $82 million represented restructuring charges. The repositioning effort consisted of 112 separate initiatives affecting all business groups across the Company, and will take approximately twelve months to complete from date of commencement. The $82 million of restructuring included $71 million of severance termination benefits for 1,860 employees affected by plant closings or capacity reductions, as well as various personnel in corporate, administrative and shared service functions. Severance termination benefits were based on various factors including length of service, contract provisions and salary levels. Management estimated the restructuring charge based on these factors as well as projected final service dates.

  Given the complexity of estimates and broad reaching scope of the 2001 repositioning effort, actual expenses could differ from management's estimates. If actual results are different from original estimates, the Company will record additional expense or reverse previously recorded expense through the "Provision for Restructuring and Asset Impairment" line in the Statement of Consolidated Earnings. As of December 31, 2001, the Company recognized a favorable change to the original estimate of $4 million, due in part to changes in estimates for severance expense and the recognition of settlement gains. Management will continue to make adjustments if necessary as actions under the plan are carried out.

- **Valuation of Long-Lived Assets**
  The Company's long-lived assets include property, plant, equipment, long-term investments, goodwill and other intangible assets. Long-lived assets, other than investments, goodwill and indefinite-lived intangible assets, are depreciated over their estimated useful lives, and are reviewed for impairment whenever changes in circumstances indicate the carrying value may not be recoverable. In conjunction with the Company's 2001 repositioning efforts, $245 million in assets were deemed impaired and written-off based on estimated fair value assumptions. Fair values are estimated based upon forecasted cash flows discounted to present value. If actual cash flows or discount rate estimates change, the Company may have to record additional impairment charges not previously recognized.

  The fair value of the long-term investments is dependant on the performance of the Company's investees, as well as volatility inherent in their external markets. In assessing potential impairment for these investments the Company will consider these factors as well as the forecasted financial performance of its investees. If these forecasts are not met, the Company may have to record additional impairment charges not previously recognized.

- **Pension and Other Employee Benefits**
  Certain assumptions are used in the calculation of the actuarial valuation of the Company-sponsored defined benefit pension plans and post-retirement benefits. These assumptions include the weighted average discount rate, rates of increase in compensation levels, expected long-term rates of return on assets and increases or trends in health care costs. If actual results are less favorable than those projected by management, lower levels of pension credit or other additional expense may be required. See Notes 10 and 11 in the accompanying "Notes to Consolidated Financial Statements" for additional information regarding assumptions used by the Company.

- **Inventory Reserves**
  The Company adjusts the value of its obsolete and unmarketable inventory to the estimated market value based upon assump-

tions of future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

- **Gain on Sale of the Agricultural Chemicals Business**
  In June 2001, the Company completed the sale of its Agricultural Chemicals business to Dow AgroSciences LLC (DAS), a wholly-owned subsidiary of the Dow Chemical Company for approximately $1 billion, subject to a working capital adjustment. The working capital adjustment has not been finalized as of December 31, 2001. The Company has recorded a receivable from DAS for the amount of the working capital adjustment based upon management's best estimate of the ultimate adjustment. The Company's calculation of the working capital adjustment required estimates related to the valuation of certain assets, principally accounts receivable, inventory, and rebate liabilities transferred to DAS on June 1, 2001. If the final working capital adjustment differs from management's estimate as of December 31, 2001, the Company will be required to record an adjustment to the gain on disposal of discontinued line of business initially recorded in the second quarter of 2001.

Consolidated Results of Operations for the Year Ended December 31, 2001, as Compared to the Year Ended December 31, 2000

Net Sales

Consolidated net sales in 2001 were $5,666 million, 11% below 2000 net sales of $6,349 million. The decrease from the prior-year was driven by persistently weak global demand across all businesses. 2001 net sales compared to the prior-year declined 22% for Electronic Materials, which has been buffeted by a precipitous industry-wide decline since April 2001, 7% for Performance Polymers on lower volumes and 7% for Chemical Specialties due to persistent sluggishness in the paper and industrial markets served by the businesses in this group. Salt sales, on a same business basis, remained flat as both periods benefited from strong demand for highway ice control products in the 2000 winter season. In the fourth quarter of 2000, the Company sold its European Salt business.

Net Earnings

Net earnings as reported for the year 2001 were $395 million, a 12% increase from 2000 net earnings of $354 million. Earnings per share on a diluted basis were $1.79 in 2001, compared with $1.61 per share in 2000. The Company reported a loss from continuing operations for the year 2001 of $70 million or $0.31 per common share, compared to income from continuing operations of $296 million or $1.34 per common share in 2000. Net income excluding non-recurring items for the year 2001 was $189 million, or 42% less than 2000 earnings of $324 million. The year-over-year decline can be attributed to the impact of poor external economic conditions on all business segments, particularly Electronic Materials and Performance Polymers which accounted for $134 million, or 99%, of the total decline from 2000. The Company actively managed through the economic downturn to mitigate significantly reduced demand by announcing and implementing restructuring initiatives to bring capacity more in line with market demand. Expenditures continued to be made on research and development, enterprise resource planning (ERP) initiatives and small acquisitions in Adhesives and Sealants.

In June 2001, the Company completed the sale of Ag to Dow AgroSciences LLC (DAS), a wholly owned subsidiary of the Dow Chemical Company, for approximately $1 billion, subject to a working capital adjustment not yet finalized at December 31, 2001. The Company recorded a gain on the sale in the amount of $679 million pre-tax ($428 million or $1.94 per share after-tax). Income from discontinued operations, prior to the June 2001 sale, was $40 million or $0.18 per share after-tax as compared to income from discontinued operations in 2000 of $58 million or $0.27 per common share after-tax.

The impact of non-recurring items on earnings from continuing operations in 2001 was a charge of $259 million and consisted primarily of $226 million of restructuring and asset impairment charges; $18 million of costs associated with the repositioning efforts including plant shutdown and dismantlement costs; $10 million of asset valuation adjustments in the Electronic Materials segment; and $5 million of remediation-related charges, net of insurance settlements. The impact of non-recurring charges on earnings from continuing operations in 2000 was $28 million, and consisted of $14 million of purchased in-process research and development (IPR&D) and other one-time charges related to the Rodel acquisition and $14 million of costs associated with restructuring and integration efforts. Refer to the following table for a reconciliation of reported earnings to earnings excluding non-recurring items for all years presented.

Table of Non-Recurring Items
(in millions)

	2001	2000	1999
Net Earnings as-reported	$ 395	$ 354	$ 249
Non-recurring gains (losses):			
IPR&D and other one-time charges related to acquisitions	-	(14)	(115)
Joint venture dispositions	-	-	(14)
Remediation related charges, net of insurance settlements	(5)	-	17
Provision for restructuring and asset impairments	(226)	(8)	(23)
Asset write-downs, integration and other restructuring costs	(28)	(6)	(26)
Impact on continuing operations	(259)	(28)	(161)
Income from discontinued line of business	40	58	56
Gain on disposal of discontinued line of business	428	-	-
Discontinued operations	468	58	56
Extraordinary loss on early extinguishment of debt	(1)	-	-
Cumulative effect of accounting change	(2)	-	-
Total non-recurring gains (losses)	206	30	(105)
Earnings excluding non-recurring items	$ 189	$ 324	$ 354

Gross Profit

Gross profit for 2001 was $1,658 million, a 17% decline from $2,007 million in 2000 and the gross profit margin was 29%, down from 32% in 2000. The change in gross profit margin is primarily the result of lower manufacturing efficiency driven by reduced demand. The Company continues to respond by maintaining price increases and improving internal efficiencies.

Selling, Administrative and Research (SAR) Expenses

SAR expenses were $1,091 million for 2001, a 6% decrease from $1,157 million in 2000, reflecting savings from the Company's repositioning efforts as well as a decrease in employee related expenses. These cost reductions were offset by increased research and development costs reflecting the Company's continued focus on developing cutting edge technologies and ERP information system expenditures. SAR expenses were 19% of net sales for 2001, compared to 18% in 2000.

Purchased In-Process Research and Development (IPR&D)

IPR&D in acquisitions accounted for by the purchase method, represents the value assigned to research and development projects of an acquired company where technological feasibility had not yet been established at the date of the acquisition, and which, if unsuccessful, have no alternative future use. Amounts assigned to IPR&D are charged to expense at the date of acquisition. Accordingly, the Company charged $13 million to expense in 2000 in connection with the Rodel acquisition. (See Note 4: "Purchased In-process Research and Development" in the accompanying "Notes to Consolidated Financial Statements").

Interest Expense

Interest expense for 2001 was $182 million, a 24% decline from $241 million in 2000, primarily due to lower debt levels and interest rates as compared to the prior-year period.

Amortization of Goodwill and Other Intangibles

Amortization of goodwill and other intangibles for 2001 was $156 million, a 2% decline from $159 million in 2000.

Share of Affiliate Net Earnings

Share of affiliate net earnings in 2001 was $12 million, a 33% decline from earnings of $18 million in 2000, primarily due to the increased ownership in Rodel and the sale of affiliates related to the disposition of Ag (See Note 2: "Acquisitions and Dispositions of Assets" in the accompanying "Notes to Consolidated Financial Statements"). Prior to March 31, 2000 the investment in Rodel was accounted for under the equity method with the Company's share of earnings reported as equity in affiliates. Since the second quarter of 2000, Rodel's results of operations have been fully consolidated.

Provision for Restructuring

Provision for restructuring of $320 million pre-tax or $226 million after-tax for the year ended December 31, 2001 is comprised primarily of asset impairment and restructuring charges relating to the Company's repositioning initiatives that commenced in June 2001. The Company recognized a $330 million one-time restructuring and asset impairment charge in the second quarter of 2001, to enable several of its businesses to respond to structural changes in the global marketplace. The largest component related to the partial closure of certain manufacturing and research facilities across all business groups and included exit costs related to the Liquid Polysulfide Sealants business in Performance Polymers and part of the dyes business in Chemical Specialties. Approximately 75% of the assets impaired were in the North American region. The one-time charge included severance benefits; the employees receiving severance benefits will include those affected by plant closings or capacity reductions, as well as various personnel in corporate, administrative and shared service functions. Approximately 1,860 positions will be affected by the restructuring efforts. Offsetting the original charge of $330 million recorded in June 2001, is a pre-tax gain of $4 million from the recognition of settlement gains and changes in estimates to restructuring liabilities established for the 2001 initiatives, as well as a pre-tax gain of $6 million from changes in estimates to restructuring liabilities established in 1999. It is the Company's policy to recognize settlement gains at the time an employee's pension liability is settled.

In the first half of 2000, a restructuring reserve of $13 million pre-tax was recorded in the Ion Exchange Resins business for the write-down of plant assets and severance costs for approximately 100 people. These charges were net of certain pension settlement and curtailment gains.

Other Income

Other income for 2001 was $15 million, a 67% decline from $46 million in 2000. The decline is primarily due to lower foreign currency gains compared to the prior year. In addition, the Company incurred a $4 million casualty loss resulting from a fire at a joint venture manufacturing facility.

Effective Tax Rate

The loss from continuing operations of $70 million contains $6 million of income taxes, which computes to a 9% effective tax rate. This reflects the impact of a 29% tax rate on the $320 million loss provision for restructuring and asset impairment, which included non-deductible restructuring expenses. Excluding the impact of this provision, the effective tax rate on continuing operations was 39%, the same as 2000. The effective tax rate for 2000, excluding non-tax deductible IPR&D charges was 38%.

Consolidated Results of Operations for the Year Ended December 31, 2000, as Compared to the Year Ended December 31, 1999

Net Sales

Net sales in 2000 were $6,349 million, a 3% increase from 1999 pro forma net sales of $6,181 million and a 31% increase from 1999 actual net sales of $4,840 million. The increase from pro forma 1999 net sales was driven largely by an acquisition-driven sales increase in the Electronic Materials segment and to a lesser extent the acquisition of 95% of Acima A.G. (Acima) in the Chemical Specialties segment. The effect of these acquisitions was partially offset by unfavorable currency impacts.

Net Earnings

Net earnings on an as-reported basis for 2000 were $354 million, a 42% increase from 1999 net earnings of $249 million. Diluted earnings per common share were $1.61 in 2000 compared to $1.27 in 1999. Earnings from continuing operations for the year 2000 were $296 million or $1.34 per diluted common share, compared to $193 million or $0.98 per diluted common share in 1999. Net earnings excluding non-recurring items for the year 2000 were $324 million, a 2% decline from pro forma 1999 and an 8% decline from actual 1999 net earnings excluding non-recurring items. Earnings per share excluding non-recurring items on a diluted basis was $1.47 in 2000, compared with $1.81 per share in actual 1999.

The impact of the non-recurring charges on continuing operations in 2000 was $28 million, and consisted of $14 million of IPR&D and other one-time charges related to the Rodel acquisition, and $14 million of costs associated with the restructuring and integration efforts. Non-recurring items impacting continuing operations for 1999 include charges of $161 million, including a charge of $115 million for IPR&D and other one-time charges from the Morton acquisition, a charge of $23 million for restructuring costs resulting both from the integration of Morton and the Company's redesign of its selling and administrative infrastructure, $26 million related to asset write-downs, integration and other restructuring costs, a gain of $17 million from remediation related insurance recoveries, and a $14 million loss on disposition of the AtoHaas joint venture.

The operating results of Ag have been reported separately as discontinued operations in prior years. Income from discontinued operations in 2000 was $58 million or $0.27 per share as compared to income from discontinued operations in 1999 of $56 million or $0.29 per common share.

Gross Profit

Gross profit for the year 2000 was $2,007 million, an 18% increase from $1,701 million in 1999; however, the gross profit margin was 32% in 2000, down from 35% from 1999. The change in gross profit margin was primarily the result of increased hydrocarbon-based raw material prices in addition to higher energy costs in the form of higher natural gas prices and increased freight costs due to higher fuel prices. The impact of increased raw material prices was primarily in the Performance Polymers business segment. Overall raw material price increases were not offset by overall selling price increases. To a lesser extent, higher depreciation resulting from fair values being assigned to acquired assets also contributed to the change in gross profit margin.

Selling, Administrative and Research (SAR) Expenses

SAR expenses for 2000 decreased to 18% of net sales from 19% in 1999. In 1999, the Company began implementing a redesign of its selling and administrative infrastructure and instituted other cost saving measures associated with the integration of the Morton and LeaRonal acquisitions. The stated goal of these efforts was to reduce annual procurement, SAR and other expenses by $300 million. By year-end 2000, the run rate goal was achieved through cost reductions in support services, procurement and manufacturing.

Purchased In-Process Research and Development (IPR&D)

IPR&D in acquisitions accounted for by the purchase method, represents the value assigned to research and development projects of an acquired company where technological feasibility had not yet been established at the date of the acquisition, and which, if unsuccessful, have no alternative future use. Amounts assigned to IPR&D were charged to expense at the date of acquisition. Accordingly, the Company charged $13 million and $105 million to expense in 2000 and 1999, respectively, related to the Rodel and Morton acquisitions (See Note 4: "Purchased In-process Research and Development" in the accompanying "Notes to Consolidated Financial Statements").

Interest Expense

Interest expense in 2000 was $241 million, a 53% increase from $158 million in 1999, due to higher debt levels resulting from acquisitions. In year 2000 a full year of interest at the higher debt levels is reflected versus six months in 1999.

Amortization of Goodwill and Other Intangibles

Amortization in 2000 was $159 million, a 92% increase from $83 million in 1999. The increase was attributable to significant 1999 acquisitions and year 2000 reflects amortization for a full year versus six months in 1999 related to these acquisitions.

Share of Affiliate Net Earnings

Earnings of $18 million in 2000 increased from earnings of $6 million in 1999. The 2000 earnings resulted from a full year of affiliates acquired in mid-1999 and from earnings of certain affiliated businesses of Rodel. Since the second quarter of 2000, Rodel's results of operations have been fully consolidated. The 1999 earnings resulted largely from Rodel, which was an affiliate during that year.

Other Income

Other income for 2000 was $46 million, a $32 million increase from $14 million in 1999. The increase is largely from foreign currency gains resulting from risk management activities. The 1999 period includes Morton integration costs offset by a gain related to a favorable settlement with insurance carriers over certain environmental remediation matters.

Effective Tax Rate

The effective tax rate for 2000 and 1999 was 39% and 49%, respectively. The effective tax rate for 1999 was 49%, largely as a result of the non-deductible write-off of IPR&D. Excluding the non-tax deductible IPR&D charges, the effective tax rate was 38% for both years. Rates also reflect the effect of certain non-tax deductible amortization charges resulting from the Company's acquisition activities.

Summary by Business Segment

The Company's operations are organized by worldwide business segments. Descriptions of the Company's business segments are located in Item 1. Business included in the beginning of this report.

Net Sales from Continuing Operations by Business Segment and Region

(Millions of dollars)	Performance Polymers	Chemical Specialties	Electronic Materials	Salt	Total
North America					
2001	$ 1,915	$ 340	$ 488	$ 749	$ 3,492
2000	2,083	399	584	750	3,816
1999	1,847	320	352	326	2,845
Europe					
2001	$ 865	$ 268	$ 167	$ -	$ 1,300
2000	923	266	213	126	1,528
1999	780	211	168	113	1,272
Asia-Pacific					
2001	$ 235	$ 146	$ 287	$ -	$ 668
2000	242	145	413	-	800
1999	197	122	235	-	554
Latin America					
2001	$ 155	$ 51	$ -	$ -	$ 206
2000	149	56	-	-	205
1999	115	54	-	-	169
Total					
2001	$ 3,170	$ 805	$ 942	$ 749	$ 5,666
2000	3,397	866	1,210	876	6,349
1999	2,939	707	755	439	4,840

Summary of 1999-2001 Results by Business Segment

	Actual			Pro Forma(2)
(Millions of dollars)	2001	2000(1)	1999(1)	1999(1)
Net Sales				
Performance Polymers	$ 3,170	$ 3,397	$ 2,939	$ 3,551
Chemical Specialties	805	866	707	833
Electronic Materials	942	1,210	755	867
Salt	749	876	439	930
Total	$ 5,666	$ 6,349	$ 4,840	$ 6,181
Earnings (Loss) from Continuing Operations Before Extraordinary Item and Cumulative Effect of Accounting Change				
Performance Polymers	$ 85	$ 282	$ 350	$ 388
Chemical Specialties	7	55	59	86
Electronic Materials	1	110	57	64
Salt	13	24	10	35
Corporate(3)	(176)	(175)	(283)	(241)
Total	$ (70)	$ 296	$ 193	$ 332

(1) Reclassified to conform to current year presentation.
(2) Pro forma results include Morton and LeaRonal as if these 1999 acquisitions had occurred on January 1, 1999. Pro forma net earnings exclude non-recurring items.
(3) Corporate includes non-operating items such as interest income and expense, corporate governance costs, and corporate exploratory research. In 2000 and 1999, it included charges for purchased in-process research and development costs associated with the Rodel and Morton acquisitions. (See "Management's Discussion and Analysis")

Performance Polymers

2001 versus 2000

Performance Polymers sales for 2001 were $3,170 million, a 7% decline from $3,397 million in 2000. Sales and earnings decreases were felt in all businesses primarily due to poor external economic conditions and as a result of the continued slow down in the building and construction industry which are served largely by the Coatings, Adhesives and Sealants and Plastic Additives businesses. Automotive and Powder Coatings sales decreased primarily due to weak demand in the automotive and industrial markets, as compared to the prior-year. Earnings from continuing operations for 2001 were $85 million, a 70% decline from $282 million in 2000. Excluding non-recurring items, earnings were $229 million, an 18% decline from 2000 earnings of $278 million.

2000 versus 1999

Performance Polymers sales for 2000 were $3,397 million, a decrease of 4% from $3,551 million pro forma 1999 sales and a 16% increase from actual sales of $2,939 million in 1999. Earnings from continuing operations for 2000 were $282 million, a 19% decline from $350 million in 1999. Excluding non-recurring items, earnings were $278 million in 2000, a 28% decrease from 1999 pro forma earnings of $388 million and a 21% decrease from $352 million in 1999. Sales and earnings in the year were impacted by an economic slowing in the U.S. building and construction markets in the second half of 2000. These markets are served largely by the Coatings, Adhesives and Sealants and Plastics Additives businesses. Similar slowing in the automotive markets served by Surface Finishes was also a factor. Sales were also affected by weaker European currencies. The 21% decrease in earnings, excluding non-recurring items, was a result of these demand factors and by sharply higher hydrocarbon base raw material costs and energy costs, particularly natural gas (see Gross Profit discussion under "Summary of Consolidated Results" below). The Monomer business continued to report strong growth in the year as a result of the acquired Stockhausen merchant monomer business in Europe. Among the Surface Finishes businesses, sales of Powder Coatings on a pro forma basis continued to improve, but were offset by weaker sales in Automotive Coatings driven by slowing in the U.S. automotive markets.

Chemical Specialties

2001 versus 2000

Chemical Specialties reported sales of $805 million, a 7% decline from $866 million in 2000. Inorganic and Specialty Solutions sales decreased by $33 million, representing 54% of the total year-over-year decline, as the business continues to suffer from persistently low demand for sodium borohydride related applications in the newsprint, pharmaceutical and electronic markets. Consumer and Industrial Specialties sales declined $18 million from 2000, representing 30% of the total decline as a result of decreased demand in industrial markets. Ion Exchange Resins sales declined due to a weakness in industrial water treatment and catalyst markets. Earnings from continuing operations for 2001 were $7 million, an 87% decline from $55 million in 2000. Earnings for 2001, excluding non-recurring items were $63 million, a 10% decline from $70 million in 2000 as lower demand produced higher manufacturing variances, which negatively impacted earnings.

2000 versus 1999

Chemical Specialties sales for 2000 were $866 million, a 4% increase from pro forma 1999 sales of $833 million and a 22% increase from actual sales of $707 million in 1999. Sales increases were driven by Consumer and Industrial Specialties, helped by the acquired Acima biocides business, with a contribution from Ion Exchange Resins. Earnings from continuing operations for 2000 were $55 million, a 7% decline from $59 million in 1999. Net earnings, excluding non-recurring items, were $70 million in 2000, a 19% decline from pro forma 1999 earnings of $86 million and a 3% decline from actual earnings of $72 million in 1999.

Electronic Materials

2001 versus 2000

Electronic Materials sales were $942 million, a 22% decline from $1,210 million in 2000. The sales decline was driven by a significant decrease in demand across all businesses, with the exception of sophisticated technologies including deep UV photoresists, chemical mechanical planarization products and anti-reflective coatings. Earnings from continuing operations for 2001 were $1 million compared to $110 million in 2000, reflecting costs associated with the Company's repositioning efforts. Excluding non-recurring items, earnings were $27 million, a 76% decline from $112 million in 2000, because of significantly decreased demand impacting manufacturing efficiencies.

2000 versus 1999

Electronic Materials sales for 2000 were $1,210 million, a 40% increase from pro forma 1999 sales of $867 million and a 60% increase from actual sales of $755 million in 1999. Earnings from continuing operations for 2000 were $110 million, a 72% increase from pro forma 1999 of $64 million and a 93% increase from $57 million in 1999. Excluding non-recurring items, earnings were $112 million in 2000, a 62% increase from $69 million in 1999. Increases in sales and earnings were evident in all regions and markets within the Electronic Materials segment due to continued demand for new technologies and contributions from Rodel, which was consolidated in 2000, and from Shipley Ronal, part of which was acquired in 1999. Results of operations for Rodel were consolidated during the second quarter of 2000, as a result of increasing the Company's ownership to approximately 90% from 48%.

Salt

2001 versus 2000

Salt sales were $749 million for 2001, a 14% decline from $876 million in 2000. Sales, on a same business basis, remained unchanged from the prior period. Earnings from continuing operations for 2001 were $13 million, a 46% decline from $24 million in 2000. The Company sold its European salt business in the fourth quarter of 2000 (see Note 2: "Acquisitions and Dispositions of Assets" in the accompanying "Notes to Consolidated Financial Statements"). Excluding non-recurring items, earnings remained constant at $24 million in 2001 and 2000.

2000 versus 1999

Salt sales in 2000 were $876 million, a 6% decline from pro forma 1999 sales of $930 million. Sales were comparatively lower in 2000 in part due to the absence of fourth quarter European Salt sales following the divestiture of that business. Earnings from continuing operations for 2000 were $24 million, a 31% decline from pro forma 1999 of $35 million and a $14 million increase from $10 million in 1999. Despite strong weather related results in the fourth quarter of 2000, the change in sales and earnings was largely attributable to the impact of a mild winter at the beginning of 2000 on sales of ice control salt in contrast with a more severe winter in early 1999. Excluding non-recurring items, earnings were $24 million in 2000, a $15 million increase from $9 million in 1999.

Corporate

2001 versus 2000

Corporate loss from continuing operations in 2001 totaled $176 million compared to $175 million in 2000. The current period benefited from interest cost savings as a result of lower debt levels and interest rates compared to the prior-year. Offsetting the interest savings are additional provisions for environmental remediation (net of insurance recoveries) and increased employee related expenses. Excluding non-recurring items, corporate losses decreased 4% to $154 million compared to $160 million in 2000.

2000 versus 1999

Corporate loss from continuing operations in 2000 totaled $175 million, a 38% decline from $283 million in 1999. The years 2000 and 1999 included charges of $13 million for Rodel and $105 million for Morton, respectively, for IPR&D related to these acquisitions. Excluding non-recurring items, corporate losses increased 8% to $160 million compared to $148 million in 1999.

Liquidity, Capital Resources and Other Financial Data

Cash and cash equivalents remained unchanged at $92 million at December 31, 2001. Net cash in-flows during 2000 and 1999 resulted in net increases in cash and cash equivalents of $35 million and $41 million, respectively. Each of these years included acquisition, divestiture and financing activities having a significant effect on the Company's cash flows. (See Note 2: "Acquisitions and Dispositions of Assets" in the accompanying "Notes to Consolidated Financial Statements").

Free cash flows (which the Company defines as cash provided by operating activities less capital asset spending and dividends) for the year 2001 compared to 2000 and 1999 are presented below:

(Millions of dollars)	2001	2000	1999
Cash provided by operating activities	$ 699	$ 776	$ 816
Capital additions	(401)	(391)	(323)
Dividends	(171)	(167)	(141)
Free cash flow	$ 127	$ 218	$ 352

The Company's short-term, primary source of liquidity will be cash flow from operations, supplemented as necessary with commercial paper and or bank borrowings. At year end 2001, the Company maintains an unused credit facility with a syndicated group of banks of $900 million; $500 million of which is committed until 2004. The commitment of this facility is not contingent on the Company's credit rating. The Company does not believe there is a material risk to short-term liquidity. As of December 31, 2001, the Company had no letters of credit or material guarantees outstanding.

Financing

Total borrowings at year-end 2001 were $2,898 million, only 7% of which is due prior to 2004. Total borrowings were $3,774 million at year end 2000. At the end of 2001, the debt ratio was 42% compared with 49% at the end of 2000.

In 2000, the Company issued 400 million Euros (or $376 million) of 6.0% notes due 2007.

On February 27, 2002, the Company issued 20 billion yen (or $149 million) of 3.5% notes, interest payable semiannually on March 29th and September 29th, beginning in March 2002. The maturity date is March 29, 2032, callable annually after March 2012. Proceeds from the issuance of the note will be used for general corporate purposes.

The Company contemplates some early retirement of debt via calls and repurchases as opportunities arise in order to gain the long-term benefits of reduced interest expense. As a result, some non-recurring losses will be recorded during 2002.

Contractual Obligations

The following table provides the Company's contractual obligations and commitments for future payments:

(Millions of dollars)	Payments due by period				
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years
Total borrowings/ capital lease obligations	$ 2,898	$ 178	$ 516	$ 375	$ 1,829
Operating leases	228	50	90	57	31
Total contractual cash obligations	$ 3,126	$ 228	$ 606	$ 432	$ 1,860

Trading Activities

The Company does not have any trading activity that involves non-exchange traded contracts accounted for at fair value.

Unconsolidated Entities

The Company has no controlling ownership in significant entities which are not consolidated. There are no significant contractual requirements to fund losses of unconsolidated entities. Material contingent liabilities, guarantees and commitments not included in the consolidated balance sheet are disclosed in the accompanying "Notes to Consolidated Financial Statements" under Note 25: "Contingent Liabilities, Guarantees and Commitments."

Environmental

There is a risk of environmental impact in chemical manufacturing operations. The Company's environmental policies and practices are designed to ensure compliance with existing laws and regulations and to minimize the possibility of significant environmental impact.

The laws and regulations under which the Company operates require significant expenditures for capital improvements, the operation of environmental protection equipment and remediation. Future developments and even more stringent environmental regulations may require the Company to make additional unforeseen environmental expenditures. The Company's major competitors are confronted by substantially similar environmental risks and regulations.

The Company is a party in various government enforcement and private actions associated with former waste disposal sites, many of which are on the U.S. Environmental Protection Agency's (EPA) National Priority List and has been named a potentially responsible party at approximately 140 inactive waste sites where remediation costs have been or may be incurred under the Federal Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes. In some of these cases the Company may also be held responsible for alleged property damage. The Company has provided for future costs at certain of these sites. The Company is also involved in corrective actions at some of its manufacturing facilities.

The Company considers a broad range of information when determining the amount of its remediation accruals, including available facts about the waste site, existing and proposed remediation technology and the range of costs of applying those technologies, prior experience, government proposals for this or similar sites, the liability of other parties, the ability of other principally responsible parties to pay costs apportioned to them and current laws and regulations. These accruals are assessed quarterly and updated as additional technical and legal information becomes available. However, at certain sites, the Company is unable, due to a variety of factors, to assess and quantify the ultimate extent of its responsibility for study and remediation costs. Major sites for which reserves have been provided are the non-company-owned Lipari, Woodland and Kramer sites in New Jersey, Whitmoyer in Pennsylvania and company-owned sites in Bristol and Philadelphia, Pennsylvania and Houston, Texas. The Morton acquisition introduced two major sites: Moss Point, Mississippi and Wood-Ridge, New Jersey.

In Wood-Ridge, New Jersey, Morton and Velsicol Chemical Corporation ("Velsicol") have been held jointly and severally liable for the cost of remediation necessary to correct mercury-related environmental problems associated with a mercury processing plant on the site prior to its acquisition by Morton. At the date of acquisition, Morton had disclosed and accrued for certain ongoing studies, which are expected to be completed during 2002, with regulatory decisions expected by the end of 2002. In its allocation of the purchase price of Morton, the Company accrued for additional study costs at December 31, 1999 and additional remediation costs in 2000 based on the progress of the technical studies. A separate study of probable contamination in Berry's Creek, which runs near the plant site, and of the surrounding wetlands is on a timetable yet to be determined. Therefore, the estimated costs of this separate study and any resulting remediation requirements have not been considered in the allocation of the Morton purchase price. There is much uncertainty as to what will be required to address Berry's Creek but cleanup costs could be very high and the Company's share of these costs could be material. The Company's exposure will also depend upon the continued ability of Velsicol and its indemnitor, Fruit of the Loom, Inc., which has filed for protection under the bankruptcy laws, to contribute to the cost of remediation. In 2001, these parties have stopped paying their share of expenses. Ultimately, the Company's exposure will also depend on the results of attempts to obtain contributions from others believed to share responsibility. A cost recovery action against these responsible parties is pending in federal court. This action has been stayed pending future regulatory developments and the appeal of a summary judgment ruling in favor of one of the defendants. Settlements have been reached with some defendants for claims considered de minimis associated with the Wood-Ridge plant site.

During 1996, the EPA notified Morton of possible irregularities in water discharge monitoring reports filed by its Moss Point, Mississippi plant in early 1995. Morton investigated and identified other environmental issues at the plant. Though at the date of acquisition Morton had accrued for some remediation and legal costs, the Company revised these accruals as part of the allocation of the purchase price of Morton based on its discussions with the authorities and on the information available as of June 30, 2000. In 2000, the Company reached agreement with the EPA, the Department of Justice and the State of Mississippi, resolving these historical environmental issues. The agreement received court approval in early 2001. The final settlement includes payment of $20 million in civil penalties, which were paid in the first quarter of 2001, $2 million in criminal penalties, which were paid in the fourth quarter of 2000 and $16 million in various Supplemental Environmental Projects. The accruals established for this matter were sufficient to cover these and other related costs of the settlement. In December 2001, the Company closed the chemicals portion of the Moss Point facility.

The amount charged to earnings before-tax for environmental remediation was $28 million and $4 million for the years ended December 31, 2001 and 1999, respectively, and the amount charged in 2000 was immaterial. The reserves for remediation were $156 million and $185 million at December 31, 2001 and 2000, respectively, and are recorded as "other liabilities" (current and long-term). The Company is pursuing lawsuits over insurance coverage for environmental liabilities. It is the Company's practice to reflect environmental insurance recoveries in results of operations for the quarter in which the litigation is resolved through settlement or other appropriate legal processes. Resolutions typically resolve coverage for both past and future environmental spending. The Company settled with several of its insurance carriers and recorded income before-tax of approximately $13 million, $1 million and $17 million for the years ended December 31, 2001, 2000 and 1999, respectively.

In addition to accrued environmental liabilities, the Company had reasonably possible loss contingencies related to environmental matters of approximately $73 million and $73 million at December 31, 2001 and 2000, respectively. Further, the Company has identified other sites, including its larger manufacturing facilities, where additional future environmental remediation may be required, but these loss contingencies cannot reasonably be estimated at this time. These matters involve significant unresolved issues, including the number of parties found liable at each site and their ability to pay, the outcome of negotiations with regulatory authorities, the alternative methods of remediation and the range of costs associated with those alternatives. The Company believes that these matters, when ultimately resolved, which may be over an extended period of time, will not have a material adverse effect on the consolidated financial position or consolidated cash flows of the Company, but could have a material adverse effect on consolidated results of operations or cash flows in any given period.

Capital spending for new environmental protection equipment was $26 million in 2001 versus $27 million in 2000 and $30 million in 1999. Spending for 2002 and 2003 is expected to be $26 million and $21 million, respectively. Capital expenditures in this category include projects whose primary purposes are pollution control and safety, as well as environmental aspects of projects in other categories that are intended primarily to improve operations or increase plant efficiency. The Company expects future capital spending for environmental protection equipment to be consistent with prior-year spending patterns. Capital spending does not include the cost of environmental remediation of waste disposal sites.

Cash expenditures for waste disposal site remediation were $51 million in 2001, $33 million in 2000 and $27 million in 1999. The expenditures for remediation are charged against accrued remediation reserves. The cost of operating and maintaining environmental facilities was $129 million, $114 million and $107 million in 2001, 2000 and 1999 respectively, and was charged against current-year earnings.

Other Litigation

There has been increased publicity about asbestos liabilities faced by manufacturing companies. As a result of the bankruptcy of most major asbestos producers, plaintiffs' attorneys are increasing their focus on peripheral defendants. The Company believes it has adequate reserves and insurance and does not believe its asbestos exposure is material.

There are pending lawsuits filed against Morton related to employee exposure to asbestos at a manufacturing facility in Weeks Island, Louisiana with additional lawsuits expected. The Company expects that most of these cases will be dismissed because they are barred under worker's compensation laws; however, cases involving asbestos-caused malignancies may not be barred under Louisiana law. Subsequent to the Morton acquisition, the Company commissioned medical studies to estimate possible future claims and recorded accruals based on the results. Morton has also been sued in connection with the former Friction Division of the former Thiokol Corporation which merged with Morton in 1982. Settlements to date total $350 thousand and many cases have closed with no payment. These cases are fully insured. In addition, like most manufacturing companies, Rohm and Haas has been sued, generally as one of many defendants, by non-employees who allege exposure to asbestos on the Company premises.

The Company and its subsidiaries are also parties to litigation arising out of the ordinary conduct of its business. Recognizing the amounts reserved for such items and the uncertainty of the ultimate outcomes, it is the Company's opinion that the resolution of all these pending lawsuits, investigations and claims will not have a material adverse effect, individually or in the aggregate, upon the results of operations, cash flows or the consolidated financial position of the Company.

Dividends

Total common stock dividends paid in 2001 were $.80 per share, compared to $.78 per share in 2000. The Company's common stock dividend payout is targeted at approximately 35% of trend-line earnings. Common stock dividends have been paid each year since 1927, and the payout has increased annually since 1977.

Additions to Land, Building and Equipment

Capital additions were $401 million in 2001 compared to $391 million in 2000. Fixed asset additions during 2001 included spending on the Company's upgrade and consolidation of its ERP infrastructure; spending on a human resource/payroll project; completion of the Rodel expansion and the de-bottlenecking of the USA Methyl Methacrylate (MMA) facility in Houston. Capital additions during 2000 included acrylics expansion in Texas; spending on emulsions plants in the United Kingdom and Argentina; facility expansion in Electronic Materials, particularly at the Rodel facilities and spending on the Company's ERP project.

Capital expenditures in 2002 are not expected to exceed depreciation expense. Spending for environmental protection equipment, which is included in several of the categories in the table shown below, was $26 million in 2001, $27 million in 2000 and $30 million in 1999.

Expenditures for the past three years, categorized by primary purpose of project, are presented below:

(Millions of dollars)	2001	2000	1999
Environmental, cost savings and infrastructure	$265	$ 271	$ 191
Capacity additions and new products	107	78	98
Research facilities and equipment	12	28	22
Capitalized interest cost	17	14	12
Total	$401	$ 391	$ 323

Acquisitions and Divestitures

The Company completed the following significant acquisitions and divestitures in 2001:

In November 2001, the Company acquired the flexible packaging adhesives business of Technical Coatings Co., a subsidiary of Benjamin Moore & Company. The acquisition includes the development, production and distribution of a full line of cold seal adhesives marked under the COSEAL" trademark. The primary application of such adhesives is in flexible packaging, used mainly in the food and medical industries.

In September 2001, the Company acquired the MegumTM rubber-to-metal bonding business from Chemetall GmbH (Chemetall) of Frankfurt Germany. The acquisition includes the corresponding activities of Chemetall subsidiaries in Italy and Brazil, and includes the acquired technology used for the production of vibration absorption modules, used primarily in the automotive industry.

In 2001, the Company increased its ownership in Rodel from 90% to 99% for an additional cost of approximately $80 million. Rodel was a privately-held, Delaware-based leader in precision polishing technology serving the semiconductor, memory disk and glass polishing industries. In the second quarter of 2000 the Company increased its ownership from 48% to approximately 90% for a cost of approximately $200 million. The financial statements reflect allocations of the purchase price amounts based on estimated fair values, and resulted in acquired goodwill of $110 million, which was amortized on a straight-line basis over 30 years, through December 31, 2001. Prior to March 31, 2000 the investment had been accounted for under the equity method with the Company's share of earnings reported as equity in affiliates. Since the second quarter of 2000, Rodel was accounted for using the purchase method with results of operations fully consolidated. Approximately $13 million of the purchase price was allocated to IPR&D related to chemical mechanical planarization and surface preparation technologies under development and was recognized as a charge in the second quarter of 2000.

On June 1, 2001, the Company completed the sale of its Agricultural Chemicals business (Ag) to Dow AgroSciences LLC (DAS), a wholly owned subsidiary of the Dow Chemical Company, for approximately $1 billion, subject to a working capital adjustment not yet finalized at December 31, 2001. The Company recorded a gain on the sale in the amount of $679 million pre-tax ($428 million or $1.94 per share, after-tax). Under the terms of the agreement, the divestiture included fungicides, insecticides, herbicides, trademarks, and license to all agricultural uses of the Rohm and Haas biotechnology assets, as well as the agricultural business-related manufacturing sites located in Brazil, Colombia, France and Italy, the Company's share of the Nantong, China joint venture and the Company's assets in Muscatine, Iowa. The Company recorded the sale of Ag as discontinued operations in accordance with APB 30 "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The Agricultural Chemicals business had been a separate major line of business previously reported as part of the Chemical Specialties segment and represented the Company's entire line of agricultural chemical products.

The operating results of Ag have been reported separately as discontinued operations in the Statements of Consolidated Earnings for each year presented.

Net sales and income from discontinued operations are as follows:

(Millions of dollars)	2001	2000	1999
Net sales	$ 230	$ 530	$ 534
Operating income	65	93	89
Income tax expense	25	35	33
Income from discontinued operations	40	58	56

The Company completed the following acquisition and joint venture activities in 2000:

In the first quarter of 2000, the Company entered into a joint venture with Stockhausen GmbH & Co. KG (Stockhausen) of Germany to form a global partnership (StoHaas) for the manufacture of reliable, low cost supply of acrylic acid in North America and Europe. Under the terms of the joint venture both partners purchase acrylic acid from StoHaas for use as raw materials. Since StoHaas is not controlled by the Company its operations are not consolidated; instead, the Company's investment in StoHaas is accounted and reported as an investment under the equity method. The earnings impact in 2001, the first year of operations, was minimal. The Company expects minimal earnings impact from operations of the joint venture in future years as well. In conjunction with the joint venture, the Company acquired Stockhausen's merchant monomer business in Europe.

Acquired 95% of Acima A.G. (Acima), a Swiss company specializing in biocidal formulations, polyurethane catalysts and other specialty chemicals and also acquired an 80% interest in Silicon Valley Chemical Laboratories, Inc. (SVC), a privately-held supplier of high technology products for the semiconductor industry. These transactions were accounted for using the purchase method.

In the second quarter of 2000, the Company acquired the photoresist business of Mitsubishi Chemical Corporation. Mitsubishi Chemical is a leading producer of G-line, I-line and deep UV photoresist chemistry used to make semiconductor chips. The transaction was accounted for using the purchase method.

In conjunction with the acquisitions of Acima, SVC and Mitsubishi photoresist, the Company recorded goodwill of $36 million which was amortized over a range of 20 to 40 years, through December 31, 2001.

The Company completed the following divestitures in 2000:

In the first quarter of 2000, the Company sold its Industrial Coatings business to BASF Corporation for approximately $169 million, net of working capital adjustments.

In the third quarter of 2000, the Company sold its Thermoplastic Polyurethane business to Huntsman Corporation for approximately $117 million, net of working capital adjustments.

In the fourth quarter of 2000, the Company sold its European Salt business, Salins-Europe, to a consortium, which includes management, led by Union d'Etudes et d'Investissements SA, a wholly-owned subsidiary of Credit Agricole, for approximately $270 million.

These three businesses were acquired by the Company in June 1999 as part of the acquisition of Morton and were recorded at fair value. Accordingly, no gain or loss was recorded on these transactions.

In the fourth quarter of 2000, the Company sold its 50% interest in TosoHaas to its joint venture partner, Tosoh Corporation.

Pro forma information is not presented, as the 2001 and 2000 acquisitions and divestitures were not material to the Company's results of continuing operations or consolidated financial position. The results of operations of acquired businesses are included in the Company's consolidated financial statements from the respective dates of acquisition.

Change in Functional Currencies

On December 31, 2000, the Company substantially completed the legal restructuring and business integration of its foreign operations, primarily in Europe, following the Morton and LeaRonal acquisitions in 1999. Based on these significant operational changes at January 1, 2001, the Company determined that the functional currency of a majority of the Company's foreign entities is their respective local currency. This change resulted in a one-time write-down of fixed assets and inventories of approximately $50 million in the first quarter of 2001 with a corresponding charge to other comprehensive income.

Working Capital

Accounts receivable from customers decreased $314 million and inventory decreased $255 million. Days sales was 67 days, down from 72 in 2000. Days cost of sales in ending inventory decreased to 65 days from 74 days.

Details about two major components of working capital at the end of 2001 and 2000 are summarized below:

(Millions of dollars)	2001[1]	2000[2]
Inventories		
Year-end balance	$ 712	$ 967
Annual turnover	5.6x	4.8x
Customer receivables		
Year-end balance	$ 1,045	$ 1,359
Annual turnover	5.4x	5.1x

(1) 2001 reflects the divestiture of the Agricultural Chemicals business and reflect the current rate.

(2) 2000 includes the discontinued operations and statement of position of the Agricultural Chemicals business and reflect historical rate.

Land, Building and Equipment, Net

Investments in land, buildings and equipment, net is summarized below:

(Millions of dollars)	2001(1)	2000(2)
Year-end balance	$ 2,916	$ 3,294
Annual turnover	1.9x	2.1x

(1) 2001 reflects the divestiture of the Agricultural Chemicals business and reflect the current rate.

(2) 2000 includes the discontinued operations and statement of position of the Agricultural Chemicals business and reflect historical rate.

Annual turnover figures are calculated by dividing annual sales (for customer receivables and land, buildings and equipment, net) or cost of goods sold (for inventories) by the year-end balance. Days sales outstanding was calculated by dividing ending customer receivables by daily sales, and days cost of sales in ending inventory was calculated by dividing ending inventory by daily cost of sales.

Asset Turnover equals sales divided by year-end total assets. Asset turnover was .6 in 2001, .6 in 2000 and .6 in 1999. The 1999 amount was calculated using pro forma sales.

Return on Capital Employed (ROCE) equals net earnings plus after-tax amortization and after-tax interest expense, divided by average total assets less cash and average non-interest bearing liabilities. ROCE was 9.6% in 2001, 9.2% in 2000 and 11.3% in 1999, excluding IPR&D charges in 2000 and 1999. The year 2001 excludes extraordinary loss on early extinguishment of debt and the cumulative effect of accounting change.

Return on Common Stockholders' Equity (ROE) is obtained by dividing net earnings less preferred stock dividends by average year-end common stockholders' equity. Average year-end common stockholders' equity is calculated without the reduction for the ESOP transaction. ROE was 10.3% in 2001, 10.0% in 2000 and 13.4% in 1999, excluding the IPR&D charge.

Information Systems

The Company began an investment in 2000 to upgrade and consolidate its information systems infrastructure. The effort is underway and on schedule with the Plastics Additives business in production. As it is implemented, this infrastructure is expected to enable more efficient e-commerce connections among the Company, its suppliers and customers. The Company has also engaged an implementation consultant to help install the components of the new system as quickly and efficiently as possible and has created an internal e-Transformation group to coordinate these efforts so that the new electronic business tools and support systems can be in place as rapidly as possible. Initial areas of concentration include, finance, human resources, customer relationship management, materials management, production scheduling, procurement, maintenance, sales and distribution.

New Accounting Pronouncements

- **Accounting for Derivative Instruments and Other Hedging Activities**

  On January 1, 2001, the Company adopted SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities," which establishes a new model for the accounting and reporting of derivative and hedging transactions. Additionally, in July 2001 the Company adopted DIG Issue G20, "Assessing and Measuring the Effectiveness of a Purchased Option Used in a Cash Flow Hedge."

  This standard requires that all derivative instruments be reported on the balance sheet at fair value. For instruments designated as fair value hedges, changes in the fair value of the instrument will largely be offset on the income statement by changes in the fair value of the hedged item. For instruments designated as cash flow hedges, the effective portion of the hedge is reported in other comprehensive income until it is assigned to earnings in the same period in which the hedged item has an impact on earnings. For instruments designated as a hedge of net investment in foreign operating units not using the U.S. Dollar as its functional currency, changes in the fair value of the instrument will be offset in other comprehensive income to the extent that they are effective as economic hedges. Changes in the fair value of derivative instruments, including embedded derivatives, that are not designated as a hedge will be recorded each period in current earnings along with any ineffective portion of hedges.

  Using market valuations for derivatives held as of December 31, 2000, the Company recorded a $6 million after-tax cumulative income effect to accumulated other comprehensive income, and a charge to net income of $2 million, to recognize at fair value all derivative instruments on January 1, 2001. Changes in the Company's derivative instrument portfolio or changes in the market values of this portfolio could have a material effect on accumulated other comprehensive income.

The Company has concluded that the adoption of SFAS No. 133 will not materially change management's risk policies and practices nor will compliance with the standard materially impact the reported results from operations.

- **Business Combinations**
  SFAS No. 141, "Business Combinations," which is effective for all business combinations completed after June 30, 2001, mandates that all business combinations be accounted for by only the purchase method (thereby eliminating the option for pooling of interests); segregation of other intangible assets from goodwill if they meet the contractual legal criterion or the separability criterion; and expanded disclosure requirements on the primary reasons for a business combination and the allocation of the purchase price to the assets and liabilities assumed by major balance sheet caption.

- **Goodwill and Other Intangible Assets**
  SFAS No. 142, "Goodwill and Other Intangible Assets," is effective for fiscal years beginning after December 15, 2001. SFAS No. 142, which the Company adopted on January 1, 2002, requires the Company to cease amortization of goodwill and certain indefinite-lived intangible assets and evaluate goodwill and intangible assets for impairment. In accordance with the Statement, the Company reviewed its intangible assets in order to identify intangible assets with indefinite lives which will no longer be amortized and intangible assets which may be reclassified as goodwill and thus no longer be amortized. In addition the Company is in the process of assessing the remaining useful lives of intangible assets which will continue to be subject to amortization.

As of January 1, 2002, the Company ceased amortization of goodwill and intangibles deemed to have indefinite lives and reclassified certain intangibles in accordance with the provisions of this statement.

The evaluation of the Company's goodwill is performed at the reporting unit level and is a two-step process. When evaluating goodwill for impairment, the Statement requires the Company to first compare a reporting unit's book value to its fair value. To the extent that the book value exceeds fair value, the Company is required to perform a second step wherein a reporting unit's assets and liabilities are fair valued. To the extent that a reporting unit's book value of goodwill exceeds its implied fair value of goodwill, impairment exists and must be recognized. The implied fair value of goodwill is calculated as the fair value of a reporting unit in excess of the fair value of all non-goodwill assets in the reporting unit. Net book values of the recorded assets and liabilities have been calculated for each of the Company's reporting units. The Company is in the process of valuing these reporting units based primarily upon the present value of expected future cash flows.

In accordance with SFAS No. 142, the intangible assets which continue to be subject to amortization are being reviewed for impairment by the Company under SFAS No. 144 "Accounting for the impairment or Disposal of Long-Lived Assets". Intangible assets which are no longer subject to amortization are being reviewed by the Company in accordance with SFAS No. 142 in a one-step process. Impairment is measured as the amount an intangible asset's carrying value exceeds its fair value. The Company intends to complete its evaluation of intangible assets in accordance with SFAS No. 142 no later than June 30, 2002.

The Company's previous business combinations were accounted for using the purchase method of accounting. As of December 31, 2001, the net carrying amount of goodwill was $2,159 million. Goodwill amortization expense for the year ended December 31, 2001 was $64 million. The Company intends to complete its evaluation of goodwill in accordance with SFAS No. 142 no later than June 30, 2002 and expects to recognize an impairment loss. The Company continues to finalize its estimate of the impairment loss. Any impairment loss will be recognized as a cumulative effect of a change in accounting principle in the Company's consolidated statement of operations.

- **Asset Retirement Obligations**
  In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which requires recognition of the fair value of liabilities associated with the retirement of long-lived assets when a legal obligation to incur such costs arises as a result of the acquisition, construction, development and/or the normal operation of a long-lived asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. SFAS No.143 is effective for fiscal years beginning after December 15, 2002. Management is currently assessing the impact of the new standard on its financial statements.

- **Impairment or Disposal of Long-lived Assets**
  On January 1, 2002 the Company adopted SFAS No. 144. The Statement provides new guidance on the recognition of impairment losses on long-lived assets to be held and used or to be disposed of and also broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented. Management has assessed the impact of the new standard and determined there to be no material impact to the financial statements.

Cautionary Statements

Any statements made by the Company in its filings with the Securities and Exchange Commission or other communications (including press releases and analyst meetings and calls) that are not statements of historical fact are forward-looking statements. These statements include, without limitation, those relating to anticipated product plans, litigation and environmental matters, currency effects, profitability, and other commitments or goals. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from the statements made. These risks and uncertainties include, but are not limited to, the following:

- **Currencies and Economic Conditions**
  Approximately half of the Company's revenues are from outside the United States, a significant portion of which are denominated in foreign currencies. Also, significant production facilities are located outside the United States. The Company's financial results therefore can be affected by changes in foreign currency rates. Though the Company uses certain financial instruments to mitigate these effects, it does not hedge its foreign currency exposure in a manner that would entirely eliminate the effects of changes in foreign exchange rates on the Company's earnings, cash flows and fair values of assets and liabilities. Accordingly, reported revenue, net income, cash flows and fair values have been and in the future may be affected by changes in foreign exchange rates. In addition, because of the extensive nature of the Company's foreign business activities, financial results could be adversely affected by changes in worldwide economic conditions, changes in trade policies or tariffs, changes in interest rates, and political unrest.

- **Competition and Demand**
  The Company's products are sold in a competitive, global economy. Competitors include many large multinational chemical firms based in Europe, Asia and the United States. In addition, financial results are subject to fluctuations in demand and the seasonal activity of certain of the Company's businesses. The Company also manufactures and sells its products to customers in industries and countries that are experiencing periods of rapid change, most notably countries in Eastern Europe and in the Asia-Pacific region. Also, weather conditions have historically had, and will likely continue to have in the future, a significant impact on revenues and earnings in the Company's Salt segment. These factors can adversely affect demand for the Company's products and therefore may have a significant impact on financial results.

- **Supply and Capacity**
  From time to time certain raw materials the Company requires become limited. It is likely this will occur again in the future. Should such limitations arise, disruptions of the Company's supply chain may lead to higher prices and/or shortages. Also, from time to time, the Company is subject to increases in raw material prices and, from time to time, experiences significant capacity limitations in its own manufacturing operations. These limitations, disruptions in supply, price increases and capacity constraints could adversely affect financial results.

- **Technology**
  The Company has invested significant resources in intellectual properties such as patents, trademarks, copyrights, and trade secrets. The Company relies on the protection these intellectual property rights provide since it depends on these intellectual resources for its financial stability and its future growth. The development and successful implementation of new, competing technologies in the market place could significantly impact future financial results.

- **Joint Ventures, Acquisitions and Alliances**
  The Company has entered, and in the future may enter, into arrangements with other companies to expand product offerings and to enhance its own capabilities. It will likely also continue to make strategic acquisitions and divestitures. The success of acquisitions of new technologies, companies and products, or arrangements with third parties, is not predictable and there can be no assurance that the Company will be successful in realizing its objectives, or that realization may not take longer than anticipated, or that there will not be unintended adverse consequences from these actions.

- **Environmental**
  Risks and uncertainties related to environmental matters are discussed on pages 22 through 24 of this Form 10-K.

Item 7a. Market Risk Discussion

The Company is exposed to market risk from changes in foreign currency exchange rates, interest rates and commodity prices since it denominates its business transactions in a variety of foreign currencies, finances its operations through long- and short-term borrowings, and purchases raw materials at market prices. As a result, future earnings, cash flows and fair values of assets and liabilities are subject to uncertainty. The Company's operating and financing plans include actions to reduce this uncertainty including, but not limited to, the use of derivative instruments.

The Company has established policies governing its use of derivative instruments. The Company does not use derivative instruments for trading or speculative purposes, nor is it a party to any leveraged derivative instruments or any instruments of which the values are not available from independent third parties. The Company manages counter-party risk by entering derivative contracts with major financial institutions of investment grade credit rating and by limiting amount of exposure to each financial institution. The terms of certain derivative instruments contain a credit clause where each party has a right to settle at market if the other party is downgraded below investment grade. As of December 31, 2001, the fair market value of all such contracts was $24 million, all of which were held by investment grade financial institutions.

The Company enters into derivative contracts based on economic analysis of underlying exposures, anticipating that adverse impacts on future earnings, cash flows and fair values due to fluctuations in foreign currency exchange rates, interest rates and commodity prices will be offset by the proceeds from and changes in fair value of the derivative instruments. The Company does not hedge its exposure to market risk in a manner that completely eliminates the effects of changing market conditions on earnings, cash flows and fair values.

In evaluating the effects of changes in foreign currency exchange rates, interest rates and commodity prices on the Company's business operations, the risk management system uses sensitivity analysis. The analysis assumes simultaneous shifts in those rates and quantifies the impact of such shifts on the Company's earnings, cash flows, and fair values of assets and liabilities during a one-year period. The range of changes used for the purpose of this analysis reflects the Company's view of changes that are reasonably possible over a one-year period. Fair values are the present value of projected future cash flows based on market rates and prices chosen.

Foreign Exchange Rate Risk

Short-term exposures to changing foreign exchange rates are primarily due to operating cash flows denominated in foreign currencies and transactions denominated in non-functional currencies. The Company covers known and anticipated external transactions and operating exposures by using foreign exchange option, forward and swap contracts. The Company's most significant foreign currency exposures relate to Western European countries (primarily Germany, France, Italy, Netherlands, the United Kingdom, Sweden, and Switzerland), as well as Brazil, Mexico, Canada, Japan, Taiwan, China and Australia. The Company conducted a sensitivity analysis on the fair value of its foreign currency hedge portfolio assuming an instantaneous 10% change in foreign currency exchange rates from their levels as of December 31, 2001, with all other variables held constant. A 10% appreciation and depreciation of the U.S. dollar against foreign currencies would reduce and increase by $79 million, the fair value of foreign currency hedging contracts held at December 31, 2001. The sensitivity in fair value of the foreign currency hedge portfolio represents changes in fair values estimated based on market conditions as of December 31, 2001, without reflecting the effects of underlying anticipated transactions. When those anticipated transactions are realized, actual effects of changing foreign currency exchange rates could have a material impact on earnings and cash flows in future periods.

Long-term exposures to foreign currency exchange rate risk are managed primarily through operational activities. The Company manufactures its products in a number of locations around the world; hence, has a cost base in a variety of European, Asian and Latin American currencies. Additionally, the Company finances in local currencies its operations outside the United States. Such diverse base of local currency costs and financings serves to partially counterbalance the impact of changing foreign currency exchange rates on earnings, cash flows and fair values of assets and liabilities.

Interest Rate Risk

The Company is exposed to changes in interest rates primarily due to its financing, investing and cash management activities, which include long- and short-term debt to maintain liquidity and fund its business operations. The Company's current strategic policy is to maintain from 20% to 40% of floating rate debt. A 65 basis point increase in interest rates would reduce by $107 million, the fair value of liabilities under its floating and fixed rate instruments, including short- and long-term debt and derivative contracts outstanding as of December 31, 2001. A 65 basis point decrease in interest rates will increase the fair value by $119 million. However, such changes in fair values would not have a material impact on earnings per share or cash flows as the majority of the Company's debt portfolio consisted of fixed rate instruments. A 65 basis point movement is equivalent to approximately 10% of the Company's weighted average rate on its worldwide debt.

Commodity Price Risk

The Company purchases certain raw materials such as natural gas, propylene, acetone, butanol and styrene under short- and long-term supply contracts. The purchase prices are generally determined based on prevailing market conditions. Changing raw material prices have historically had material impacts on the Company's earnings and cash flows, and will likely continue to have significant impacts on earnings and cash flows in future periods. The Company uses commodity derivative instruments to modify some of the commodity price risks. Assuming a 25% change in the underlying commodity price, the potential change in the fair value of commodity derivative contracts held at December 31, 2001 approximates $9 million, which would not be material when compared with the Company's earnings and financial position.

Forward-Looking Statements

This market risk discussion and the estimated amounts presented are forward-looking statements that assume certain market conditions known at December 31, 2001. Actual results in the future may differ materially from these projected results due to changes in business climate, economic and competitive uncertainties, future acquisitions activities and any unforeseen developments in relevant financial markets, including Asia and Latin America. The methods used above to assess risk should not be considered projections of expected future events or results.

Item 8. Financial Statements and Supplementary Data

Quarterly Results of Operations (Unaudited)

2001 Quarterly Results

(Millions of dollars)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year 2001
Net sales	$ 1,572	$1,408	$ 1,346	$ 1,340	$ 5,666
Gross profit	452	401	414	391	1,658
Earnings (losses) from continuing operations before extraordinary item and cumulative effect of accounting change	48	(208)	53	37	(70)
Net earnings	63	242	53	37	395
Basic and diluted earnings per common share, in dollars:					
Continuing operations	$ .22	$ (.94)	$ .24	$ .17	$ (.31)
Net earnings	.29	1.09	.24	.17	1.79
Cash dividends per common share, in dollars	$ .20	$ .20	$ .20	$ .20	$ .80

2000 Quarterly Results

(Millions of dollars)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year 2000
Net sales	$ 1,622	$1,628	$ 1,583	$ 1,516	$ 6,349
Gross profit	535	508	508	456	2,007
Earnings from continuing operations before extraordinary item and cumulative effect of accounting change	101	58	77	60	296
Net earnings	123	77	84	70	354
Basic and diluted earnings per common share, in dollars:					
Continuing operations	$ .46	$ .26	$ .35	$ .27	$ 1.34
Net earnings	.56	.35	.38	.32	1.61
Cash dividends per common share, in dollars	$ .19	$ .19	$ .20	$ .20	$ .78

Item 9. Disagreements on Accounting and Financial Disclosure

No reports on Form 8-K were filed during 2001 or 2000 relating to any disagreements with accountants on accounting and financial disclosure.

PART III

Item 10. Directors and Executive Officers of the Registrant

William J. Avery, Chairman and Director, Crown, Cork & Seal Company, Inc.; Previously Chief Executive Officer, Crown, Cork & Seal Company, Inc. Mr. Avery, 61, has been a director since 1997. (Committees: 3, 4 (chair), 6)

James R. Cantalupo, President and Vice Chairman, Emeritus, McDonalds Corporation, Mr. Cantalupo, 58, has been a director since 1999. (Committees: 1 (chair), 5, 6)

J. Michael Fitzpatrick, President and Chief Operating Officer, Rohm and Haas Company, Dr. Fitzpatrick, 55, has been a director since 1999. (Committees: 2, 3, 5)

Earl G. Graves, Sr., Chairman and Chief Executive Officer, Earl G. Graves, Ltd.; Retired Chairman and Chief Executive Officer, Pepsi-Cola of Washington D.C., L.P. ; Publisher and Editor, Black Enterprise Magazine; Managing Director, Black enterprise/Greenwich Street Corporate Growth Partners, L.P., Mr. Graves, 67, has been a director since 1984. (Committees: 2, 5 (chair), 6)

Raj L. Gupta, Chairman and Chief Executive Officer, Rohm and Haas Company, Mr. Gupta, 56, has been a director since 1999. (Committees: 3 (chair))

David W. Haas, Board Chairman and Director, William Penn Foundation, Mr. Haas, 46, has been a director since 1999. (Committees: 2, 6)

Thomas W. Haas, Director and Corporate Officer, William Penn Foundation; Pilot and Flight Instructor, Mr. Haas, 46, has been a director since 1999. (Committees: 4, 6)

James A. Henderson, Retired Chairman and Chief Executive Officer and Director, Cummins Engine Company, Inc. Mr. Henderson, 67, has been a director since 1989. (Committees: 4, 6)

Richard L. Keyser, Chairman of the Board and Chief Executive Officer, W.W. Grainger, Inc., Mr. Keyser, 59, has been a director since 1999. (Committees: 4, 6)

John H. McArthur, Senior Advisor to the President, World Bank Group, Mr. McArthur, 67, has been a director since 1977. (Committees: 2, 6)

Jorge P. Montoya, President, Global Food & Beverage, The Procter and Gamble Company; President, Procter and Gamble Latin America, Mr. Montoya, 55, has been a director since 1996. (Committees: 4, 6)

Sandra O. Moose, Senior Vice President and Director, The Boston Consulting Group, Inc., Dr. Moose, 60, has been a director since 1981. (Committees: 1, 3, 5, 6 (chair))

Gilbert S. Omenn, Executive Vice President for Medical Affairs, The University of Michigan; CEO, The University of Michigan Health System, Professor of Internal Medicine, Human Genetics, Public Health, The Cancer Center, The University of Michigan, Dr. Omenn, 60, has been a director since 1987. (Committees: 2 (chair), 6)

Ronaldo H. Schmitz, Advisor to Deutsche Bank AG; Retired Member of the Executive Board, Deutsche Bank AG, Dr. Schmitz, 63, has been a director since 1992. (Committees: 1, 5, 6)

Marna C. Whittington, President, Nicholas-Applegate Capital Management; Chief Operating Officer, Allianz Dresdner Asset Management; Retired Chief Operating Officer, Morgan Stanley Institutional Investment Management, Dr. Whittington, 54, has been a director since 1989. (Committees: 1, 3, 5, 6)

Committees:

1. Audit
2. Corporate Responsibility, Environment, Safety and Health
3. Executive
4. Executive Compensation
5. Finance
6. Nominating

Item 11. Executive Compensation

The information called for by Items 10 and 11 of this Form 10-K report for the fiscal year ended December 31, 2001, has been omitted, except for the information presented below, since the Company will file with the Securities and Exchange Commission a definitive Proxy Statement pursuant to regulation 14(a) under the Securities Exchange Act of 1934.

Executive Officers

The Company's executive officers along with their present position, offices held and activities during the past five years are presented below. All officers normally are elected annually and serve at the pleasure of the Board of Directors. The Company's non-employee directors and their business experience during the past five years are listed in the Company's Proxy Statement.

Alan E. Barton, 46, vice president since 1999; director of the Coatings business group since 2001; business unit director of Coatings from 1997 to 2001; Polymers and Resins business manager and business director of industrial Coatings from 1996 to 1997.

Bradley J. Bell, 49, senior vice president and chief financial officer since 1999; vice president, chief financial officer and treasurer from 1997 to 1998; previously vice president and treasurer of Whirlpool Corporation from 1987 to 1997.

Pierre R. Brondeau, 44, vice president and director of the Electronic Materials business group since 1999; president and chief executive officer of Shipley Company, LLC since 1999; president and chief operating officer of Shipley Company, LLC since 1998; vice president and chief operating officer of Shipley Company, LLC from 1997 to 1998; director of research, sales and marketing of Shipley Company, LLC from 1995 to 1997.

J. Michael Fitzpatrick, 55, president, chief operating officer and director since 1999; vice president since 1993; chief technology officer from 1996 to 1998.

Joseph J. Forish, 49, vice president and director of human resources since 1999; previously vice president of human resources for a unit of Bristol-Myers Squibb Corporation from 1989 to 1999.

Raj L. Gupta, 56, chairman, chief executive officer and director since 1999; vice chairman since 1999; vice president and regional director of Asia-Pacific from 1993 to 1998.

Robert A. Lonergan, 56, vice president and general counsel since 1999; previously senior vice president, general counsel and secretary of PegasusGold, Inc. from 1995 to 1999.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The security ownership of certain beneficial owners and management is incorporated in this Form 10-K by reference to the definitive Proxy Statement to be filed with the Securities and Exchange Commission.

Item 13. Certain Relationships and Related Transactions

The information called for by Item 13 is incorporated in this Form 10-K by reference to the definitive Proxy Statement to be filed with the Securities and Exchange Commission.

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) Documents filed as part of this report:

1. Financial Statements

   The financial statements as set forth under Item 8 of this report on Form 10-K are incorporated herein

2. Financial Statement Schedule

   The following supplementary financial information is filed in this Form 10-K :

	Page
Financial Statement Schedule	
II - Valuation and qualifying accounts for the years 2001, 2000 and 1999	69

The schedules not included herein are omitted because they are not applicable or the required information is presented in the financial statements or related notes.

(b) Reports on 8-K

None

(c) Exhibit listing

Exhibit (3) (i), Restated Certificate of Incorporation and Bylaws*

Exhibit (12), Computation of Ratio of Earnings to Fixed Charges for the Company and subsidiaries

Exhibit (21), Subsidiaries of the registrant

Exhibit (23), Consent of Independent Accountants

* Incorporated by Reference

Shareholder Information

Stock Exchange Listing

Rohm and Haas stock trades on the New York Stock Exchange (NYSE) under the trading symbol ROH.

Transfer Agent and Registrar

EquiServe L.P.
P.O. Box 8218
Boston, MA 02266-8218

Annual Meeting of Shareholders

Rohm and Haas Company's Annual Meeting of Shareholders will be held on May 6, 2002 at Independence Visitors Center, One North Independence Mall West, Philadelphia, PA 19106. Formal notice of the meeting, the proxy statement and form of proxy will be mailed to current shareholders on April 2, 2002.

Independent Accountants

PricewaterhouseCoopers LLP
Two Commerce Square
2001 Market Street
Suite 1700
Philadelphia, PA USA 19103
(267) 330-3000

10-K filing with the SEC

You can obtain a copy of Rohm and Haas's annual report to the U.S. Securities and Exchange Commission (SEC) through:

The SEC EDGAR database at: www.sec.gov
The Rohm and Haas website: www.rohmhaas.com
The Rohm and Haas Investors Line at: 1-800-ROH-0466

Or by writing to:

Rohm and Haas Company
Public Relations Department
100 Independence Mall West
Philadelphia, PA USA 19106-2399

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, Rohm and Haas Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Bradley J. Bell
Bradley J. Bell
Senior Vice President and Chief Financial Officer

March 25, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed on March 25, 2002 by the following persons on behalf of the registrant and in the capacities indicated.

Signature and Title	Signature and Title
/s/ Raj L. Gupta Raj L. Gupta Director, Chairman of the Board and Chief Executive Officer	*/s/ James A. Henderson* James A. Henderson Director
/s/ Bradley J. Bell Bradley J. Bell Senior Vice President and Chief Financial Officer	*/s/ Richard L. Keyser* Richard L. Keyser Director
/s/ William J. Avery William J. Avery Director	*/s/ John H. McArthur* John H. McArthur Director
/s/ James R. Cantalupo James R. Cantalupo Director	*/s/ Jorge P. Montoya* Jorge P. Montoya Director
/s/ J. Michael Fitzpatrick J. Michael Fitzpatrick Director	*/s/ Sandra O. Moose* Sandra O. Moose Director
/s/ Earl G. Graves Earl G. Graves Director	*/s/ Gilbert S. Omenn* Gilbert S. Omenn Director
/s/ David W. Haas David W. Haas Director	*/s/ Ronaldo H. Schmitz* Ronaldo H. Schmitz Director
/s/ Thomas W. Haas Thomas W. Haas Director	*/s/ Marna C. Whittington* Marna C. Whittington Director

Report on Financial Statements

The financial statements of Rohm and Haas Company and subsidiaries were prepared by the Company in accordance with generally accepted accounting principles. The financial statements necessarily include some amounts that are based on the best estimates and judgments of the Company. The financial information in this annual report is consistent with that in the financial statements.

The Company maintains accounting systems and internal accounting controls designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with the Company's authorization and transactions are properly recorded. The accounting systems and internal accounting controls are supported by written policies and procedures, by the selection and training of qualified personnel and by an internal audit program. In addition, the Company's code of business conduct requires employees to discharge their responsibilities in conformity with the law and with a high standard of business conduct.

The Company's financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report below. Their audit was conducted in accordance with generally accepted auditing standards and included a review of internal accounting controls to the extent considered necessary to determine the audit procedures required to support their opinion.

The audit committee of the board of directors, composed entirely of non-employee directors, recommends to the board of directors the selection of the Company's independent accountants, approves their fees and considers the scope of their audits, audit results, the adequacy of the Company's internal accounting control systems and compliance with the Company's code of business conduct.

Raj L. Gupta
Chairman of the Board and Chief Executive Officer

Bradley J. Bell
Senior Vice President and Chief Financial Officer

Report of Independent Accountants

The Board of Directors and Shareholders
of Rohm and Haas Company:

In our opinion, the consolidated financial statements listed in the index appearing under Item 8 present fairly, in all material respects, the financial position of Rohm and Haas Company and its subsidiaries at December 31, 2001 and December 31, 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index under Item 14(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 7, on January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities."

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania

March 21, 2002

Rohm and Haas Company and Subsidiaries

Statements of Consolidated Earnings

Years ended December 31, 2001, 2000 and 1999

	(Millions of dollars, except per-share amounts)	**2001**	2000	1999
	Current Earnings			
	Net sales	**$ 5,666**	$ 6,349	$ 4,840
	Cost of goods sold	**4,008**	4,342	3,139
	Gross profit	**1,658**	2,007	1,701
	Selling and administrative expense	**861**	933	768
	Research and development expense	**230**	224	174
	Interest expense	**182**	241	158
	Amortization of goodwill and other intangibles	**156**	159	83
	Purchased in-process research and development	**-**	13	105
	Provision for restructuring and asset impairment	**320**	13	36
	Loss on disposition of joint ventures	**-**	-	(22)
	Share of affiliate net earnings	**12**	18	6
Note 6	Other income, net	**15**	46	14
	Earnings (losses) from continuing operations before income taxes, extraordinary item and cumulative effect of accounting change	**(64)**	488	375
Note 8	Income taxes	**6**	192	182
	Earnings (losses) from continuing operations before extraordinary item and cumulative effect of accounting change	**$ (70)**	$ 296	$ 193
	Discontinued operations:			
	Income from discontinued line of business, net of $25 million, $35 million and $33 million of income taxes in 2001, 2000 and 1999, respectively	**40**	58	56
	Gain on disposal of discontinued line of business, net of $251 million of income taxes	**428**	-	-
	Earnings before extraordinary item and cumulative effect of accounting change	**$ 398**	$ 354	$ 249
Note 19	Extraordinary loss on early extinguishment of debt, net of $1 million income taxes in 2001	**(1)**	-	-
	Cumulative effect of accounting change, net of $1 million income taxes in 2001	**(2)**	-	-
	Net earnings	**$ 395**	$ 354	$ 249
Note 22	Less preferred stock dividends	**-**	-	2
	Net earnings applicable to common shareholders	**$ 395**	$ 354	$ 247
	Basic earnings (loss) per common share (in dollars):			
	Continuing operations	**$ (0.31)**	$ 1.34	$ 0.99
	Income from discontinued line of business	**0.18**	0.27	0.29
	Gain on disposal of discontinued line of business	**1.94**	-	-
	Extraordinary loss on early extinguishment of debt	**(0.01)**	-	-
	Cumulative effect of accounting change	**(0.01)**	-	-
		$ 1.79	$ 1.61	$ 1.28
	Diluted earnings (loss) per common share (in dollars):			
	Continuing operations	**$ (0.31)**	$ 1.34	$ 0.98
	Income from discontinued line of business	**0.18**	0.27	0.29
	Gain on disposal of discontinued line of business	**1.94**	-	-
	Extraordinary loss on early extinguishment of debt	**(0.01)**	-	-
	Cumulative effect of accounting change	**(0.01)**	-	-
		$ 1.79	$ 1.61	$ 1.27
	Weighted average common shares outstanding (in millions)			
	- Basic	**220.2**	219.5	192.6
	- Diluted	**220.2**	220.5	195.7

See notes to consolidated financial statements (pages 41 through 69).

Rohm and Haas Company and Subsidiaries

Statements of Consolidated Cash Flows

Years ended December 31, 2001, 2000 and 1999

(Millions of dollars)	**2001**	2000	1999
Cash Flows from Operating Activities			
Net earnings	**$ 395**	$ 354	$ 249
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Gain on disposal of discontinued line of business	**(679)**	-	-
Provision for restructuring and asset impairments	**320**	13	36
Discontinued operations	**(65)**	(93)	(89)
Purchased in-process research and development		13	105
Depreciation	**406**	446	360
Amortization of goodwill and other intangibles	**156**	159	83
Loss, as adjusted, on sale of facilities and investments	**-**	-	22
Extraordinary loss on early extinguishment of debt, net of tax	**(1)**	-	-
Cumulative effect of accounting change, net of tax	**(2)**	-	-
Changes in assets and liabilities, net of acquisitions and divestitures:			
Deferred income taxes	**(87)**	(37)	(70)
Accounts receivable	**122**	(169)	(104)
Inventories	**141**	(100)	(41)
Accounts payable, accrued interest and other accrued liabilities	**(249)**	78	128
Federal, foreign and other income taxes payable	**213**	82	25
Other, net	**(40)**	(71)	15
Net cash provided by continuing operations	**630**	675	719
Net cash provided by discontinued operations	**69**	101	97
Net cash provided by operating activities	**699**	776	816
Cash Flows from Investing Activities			
Acquisitions of businesses and affiliates, net of cash acquired	**(144)**	(390)	(3,394)
Proceeds from the disposal of discontinued line of business, net of cash sold	**834**	-	-
Proceeds from the sale of businesses, net of cash sold	**5**	433	-
Additions to land, buildings and equipment	**(401)**	(391)	(323)
Proceeds from hedge of net investment in foreign subsidiaries	**18**	21	-
Net cash provided (used) by investing activities	**312**	(327)	(3,717)
Cash Flows from Financing Activities			
Proceeds from issuance of long-term debt	**-**	447	2,564
Repayments of long-term debt	**(159)**	(204)	(23)
Net change in short-term borrowings	**(680)**	(489)	608
Purchases/retirement of treasury shares	**(1)**	(1)	(65)
Payment of dividends	**(171)**	(167)	(141)
Other, net	**-**	-	(1)
Net cash provided (used) by financing activities	**(1,011)**	(414)	2,942
Net increase in cash and cash equivalents	**-**	35	41
Cash and cash equivalents at the beginning of the year	**92**	57	16
Cash and cash equivalents at the end of the year	**$ 92**	$ 92	$ 57
Supplemental Cash Flow Information			
Cash paid during the year for:			
Interest, net of amounts capitalized	**$ 194**	$ 239	$ 72
Income taxes, net of refunds received	**239**	247	202
Detail of acquisitions of businesses and affiliates:			
Fair value of assets acquired	**$ 144**	$ 537	$ 6,312
Liabilities assumed	**-**	(147)	(1,216)
Common stock issued	**-**	-	(1,702)
Net cash paid for acquisitions	**$ 144**	$ 390	$ 3,394

See notes to consolidated financial statements (pages 41 through 69).

Rohm and Haas Company and Subsidiaries

Consolidated Balance Sheets

Years ended December 31, 2001 and 2000

	(Millions of dollars)	2001	2000
	Assets		
	Current assets		
	Cash and cash equivalents	$ 92	$ 92
Note 12	Receivables, net	1,220	1,479
Note 13	Inventories	712	967
Note 14	Prepaid expenses and other assets	397	243
	Total current assets	2,421	2,781
Note 15	Land, buildings and equipment, net	2,916	3,294
Note 3	Investments in and advances to unconsolidated subsidiaries and affiliates	152	126
Note 16	Goodwill and other intangible assets, net of accumulated amortization	4,416	4,586
Note 17	Other assets	445	465
	Total assets	$ 10,350	$ 11,252
	Liabilities and Stockholders' Equity		
	Current liabilities		
Note 18	Notes payable	$ 178	$ 556
	Trade and other payables	520	662
Note 20	Accrued liabilities	586	731
	Federal, foreign and other income taxes payable	340	237
	Total current liabilities	1,624	2,186
Note 19	Long-term debt	2,720	3,218
Note 11	Employee benefits	613	619
Note 8	Deferred income taxes	1,278	1,287
Note 21	Other liabilities	282	266
	Minority interest	18	23
Note 25	Commitments and contingencies		
Note 22	**Stockholders' equity**		
	Common stock; par value–$2.50; authorized– 400,000,000 shares; issued–2001 and 2000: 242,078,367 shares	605	605
	Additional paid-in capital	1,961	1,956
	Retained earnings	1,742	1,518
		4,308	4,079
	Less: Treasury stock (2001–21,651,545 shares; 2000–22,141,494 shares)	208	214
	Less: ESOP shares (2001–11,631,000; 2000–12,264,000)	113	119
	Accumulated other comprehensive loss	(172)	(93)
	Total stockholders' equity	3,815	3,653
	Total liabilities and stockholders' equity	$ 10,350	$ 11,252

See notes to consolidated financial statements (pages 41 through 69).

Rohm and Haas Company and Subsidiaries

Statements of Consolidated Stockholders' Equity

Years ended December 31, 2001, 2000 and 1999

(Millions of dollars, except per share amounts)	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	ESOP	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Total Comprehensive Income (Loss)
1999									
Balance January 1, 1999	$ 73	$ 492	$ 139	$1,284	$ 286	$ 132	$ (9)	$ 1,561	
Net earnings				249					$ 249
Cumulative translation adjustment							(47)		(47)
Minimum pension liability							2		2
Total comprehensive income									$ 204
Common dividends ($.74 per share)				(139)					
Preferred dividends ($2.75 per share)				(2)					
Redemptions and conversion of shares to common stock	(73)								
Common stock issued:									
Acquisitions		113	1,740						
Conversion of preferred stock					(34)				
Under bonus plan, net of preferred conversions			63		(31)				
From ESOP						(7)			
Treasury stock:									
Purchases					3				
Retirements				(61)					
Balance December 31, 1999	$ -	$605	$1,942	$1,331	$ 224	$ 125	$ (54)	$ 3,475	
2000									
Net earnings				354					$ 354
Cumulative translation adjustment							(37)		(37)
Minimum pension liability							(2)		(2)
Total comprehensive income									$ 315
Common dividends ($.78 per share)				(167)					
Common stock issued:									
Under bonus plan			14		(10)				
From ESOP						(6)			
Balance December 31, 2000	$ -	$605	$ 1,956	$ 1,518	$ 214	$ 119	$ (93)	$ 3,653	
2001									
Net earnings				395					$ 395
Transition adjustment as of January 1, 2001 (*)							(6)		(6)
Current period changes in fair value (*)							(27)		(27)
Reclassification of earnings, net (*)							5		5
Cumulative translation adjustment							(45)		(45)
Minimum pension liability							(6)		(6)
Total comprehensive income									$ 316
Common dividends ($.80 per share)				(171)					
Common stock issued:									
Under bonus plan			5		(6)				
From ESOP						(6)			
Balance December 31, 2001	$ -	$ 605	$ 1,961	$ 1,742	$ 208	$ 113	$ (172)	$ 3,815	

See Notes to Consolidated Financial Statements for additional information.

* See Note 7 in the Notes to Consolidated Financial Statements for changes within accumulated other comprehensive income, due to the use of derivative and non-derivative instruments qualifying as hedges in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications Certain reclassifications have been made to prior year amounts to conform with current year presentation.

Principles of Consolidation The consolidated financial statements include the accounts of Rohm and Haas Company and its subsidiaries (the Company). Investments in affiliates (20-50%-owned) are recorded at cost plus equity in their undistributed earnings, less dividends. Intercompany accounts, transactions and unrealized profits and losses on transactions within the consolidated group and with significant affiliates are eliminated in consolidation, as appropriate.

Unconsolidated Entities
The Company has no controlling ownership in significant entities which are not consolidated. There are no significant contractual requirements to fund losses of unconsolidated entities. Material contingent liabilities, guarantees and commitments not included in the consolidated balance sheet are disclosed in the "Notes to Consolidated Financial Statements" under Note 25: "Contingent Liabilities, Guarantees and Commitments."

Translation Procedures Foreign currency accounts are translated into U.S. dollars under the provisions of Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation." Through December 31, 2000, the U.S. dollar was the functional currency for approximately half of international operations. Following the Morton and LeaRonal acquisitions in 1999, the Company completed legal entity restructuring and business integration of its foreign operations, primarily in Europe. Based on these significant operational changes, the Company determined that the functional currency of most of its foreign entities is the respective local currency. Consequently, the Company changed the functional currency for those international operations affected by the restructuring and business integration. Based on exchange rates as of January 1, 2001, the Company recognized a one-time write-down of fixed assets and inventories of approximately $50 million in the first quarter of 2001, which was recorded with a corresponding charge to other comprehensive income.

Several foreign subsidiaries, primarily those in hyper-inflationary emerging market economies, continue to use the U.S. dollar as their functional currency.

Foreign subsidiaries using their local currency as the functional currency translate their assets and liabilities into U.S. dollars using exchange rates at year-end. Revenue and expense accounts are translated using the average exchange rates for the reporting period. Translation adjustments are recorded in accumulated other comprehensive income or loss, a separate component of shareholder's equity.

Under the provisions of SFAS No. 52, foreign entities that continue to use the U.S. dollar as the functional currency translate: (1) land, buildings and equipment along with related accumulated depreciation, inventories, goodwill and intangibles along with related accumulated amortization, and minority interest at historical rates of exchange; (2) all other assets and liabilities using exchange rates at end of period, and (3) revenues, cost of goods sold, and operating expenses other than depreciation, amortization of goodwill and intangibles using the average rates of exchange for the reporting period. Foreign exchange adjustments, including recognition of open foreign exchange contracts, are charged or credited to income.

Revenue Recognition Revenues from product sales, net of applicable allowances, are recognized upon shipment of product. Exceptions from this practice include shipments of supplier-owned and managed inventory ("SOMI") arrangements. Revenue is recognized under SOMI arrangements when usage of finished goods is reported by the customer, generally on a weekly or monthly basis. Payments received in advance of revenue recognition are recorded as deferred revenue.

Earnings Per Share Basic earnings per share is calculated by dividing net earnings applicable to common shareholders by the average number of shares outstanding for the period. Diluted earnings per share is calculated by adding the earnings impact of the conversion of preferred stock to net earnings applicable to common shareholders and dividing this amount by the average number of shares outstanding for the period adjusted for the assumed preferred stock conversion, and for the dilutive effect of an assumed exercise of all "in the money" options outstanding at the end of the period.

Cash and Cash Equivalents Cash and cash equivalents include cash, time deposits and readily marketable securities with original maturities of three months or less.

Inventories Inventories are stated at the lower of cost or market. Cost of domestic inventory is primarily determined under the last-in, first-out (LIFO) method.

Land, Buildings and Equipment and Related Depreciation Land, buildings and equipment are carried at cost. Assets are depreciated over their estimated useful lives on the straight-line and accelerated methods. Maintenance and repairs are charged to earnings; replacements and betterments are capitalized. The cost and related accumulated depreciation of buildings and equipment are removed from the accounts upon retirement or other disposition; any resulting gain or loss is reflected in earnings.

Intangible Assets The Company amortizes identifiable intangible assets such as patents and trademarks on the straight-line basis over their estimated useful lives. Goodwill is amortized on the straight-line basis over periods not greater than 40 years. The Company evaluates the recoverability of goodwill and other intangible assets on an annual basis, or when events or circumstances indicate a possible inability to recover carrying amounts. Such evaluation is based on various analyses, including cash flow and profitability projections. These analyses necessarily involve significant management judgment. See Note 26 for additional information regarding new accounting pronouncements.

Impairment of Long-Lived Assets The Company assesses the recoverability of its long-lived assets based on current and anticipated future undiscounted cash flows. In addition, the Company's policy for the recognition and measurement of any impairment of such assets is to assess the current and anticipated cash flows associated with the impaired asset. An impairment occurs when the cash flows (excluding interest) do not exceed the carrying amount of the asset. The amount of impairment loss is the difference between the carrying amount of the asset and its estimated fair value. See Note 26 for additional information regarding new accounting pronouncements.

Income Taxes The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the estimated future consequences of temporary differences between the financial statement carrying value of assets and liabilities and their values as measured by tax laws.

Stock Compensation The Company applies the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25 and related Interpretations in accounting for stock compensation plans. Under this method, no compensation expense is recognized for fixed stock option plans.

Note 2: Acquisitions and Dispositions of Assets

The Company completed the following acquisitions and divestitures in 2001:

In November 2001, the Company acquired the flexible packaging adhesives business of Technical Coatings Co., a subsidiary of Benjamin Moore & Company. The acquisition includes the development, production and distribution of a full line of cold seal adhesives marked under the COSEAL® trademark. The primary application of such adhesives is in flexible packaging, used mainly in the food and medical industries.

In September 2001, the Company acquired the Megum™ rubber-to-metal bonding business from Chemetall GmbH (Chemetall) of Frankfurt Germany. The acquisition includes the corresponding activities of Chemetall subsidiaries in Italy and Brazil, and includes the acquired technology used for the production of vibration absorption modules, used primarily in the automotive industry.

In 2001, the Company increased its ownership in Rodel from 90% to 99% for an additional cost of approximately $80 million. Rodel was a privately-held, Delaware-based leader in precision polishing technology serving the semiconductor, memory disk and glass polishing industries. In the second quarter of 2000 the Company increased its ownership from 48% to approximately 90% for a cost of approximately $200 million. The financial statements reflect allocations of the purchase price amounts based on estimated fair values, and resulted in acquired goodwill of $110 million, which was amortized on a straight-line basis over 30 years, through December 31, 2001. Prior to March 31, 2000 the investment had been accounted for under the equity method with the Company's share of earnings reported as equity in affiliates. Since the second quarter of 2000, Rodel was accounted for using the purchase method with results of operations fully consolidated. Approximately $13 million of the purchase price was allocated to IPR&D related to chemical mechanical planarization and surface preparation technologies under development and was recognized as a charge in the second quarter of 2000.

On June 1, 2001, the Company completed the sale of its Agricultural Chemicals business (Ag) to Dow AgroSciences LLC (DAS), a wholly owned subsidiary of the Dow Chemical Company, for approximately $1 billion, subject to working capital adjustments not yet finalized at December 31, 2001. The Company recorded a gain on the sale in the amount of $679 million pre-tax ($428 million or $1.94 per share, after-tax.) Under the terms of the agreement, the divestiture included fungicides, insecticides, herbicides, trademarks, and license to all agricultural uses of the Rohm and Haas biotechnology assets, as well as the agricultural business-related manufacturing sites located in Brazil, Colombia, France and Italy, the Company's share of the Nantong, China joint venture and the Company's assets in Muscatine, Iowa. The Company recorded the sale of Ag as discontinued operations in accordance with APB 30 "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The Agricultural Chemicals business had been a separate major line of business previously reported as part of the Chemical Specialties segment and represented the Company's entire line of agricultural chemical products.

The operating results of Ag have been reported separately as discontinued operations in the Statements of Consolidated Earnings for each year presented.

Net sales and income from discontinued operations are as follows:

(in millions)	Year ended December 31,		
	2001	2000	1999
Net sales	$ 230	$ 530	$ 534
Operating income	65	93	89
Income tax expense	25	35	33
Income from discontinued operations	40	58	56

The Company completed the following acquisition and joint venture activities in 2000:

In the first quarter of 2000, the Company entered into a joint venture with Stockhausen GmbH & Co. KG (Stockhausen) of Germany to form a global partnership (StoHaas) for the manufacture of reliable, low cost supply of acrylic acid in North America and Europe. Under the terms of the joint venture both partners purchase acrylic acid from StoHaas for use as raw materials. Since StoHaas is not controlled by the Company its operations are not consolidated, instead, the Company's investment in StoHaas is accounted and reported as an investment under the equity method. The earnings impact in 2001, the first year of operations, was minimal. The Company expects minimal earnings impact from operations of the joint venture in future years as well. In conjunction with the joint venture, the Company acquired Stockhausen's merchant monomer business in Europe.

Acquired 95% of Acima A.G. (Acima), a Swiss company specializing in biocidal formulations, polyurethane catalysts and other specialty chemicals and also acquired an 80% interest in Silicon Valley Chemical Laboratories, Inc. (SVC), a privately-held supplier of high technology products for the semiconductor industry. These transactions were accounted for using the purchase method.

In the second quarter of 2000, the Company acquired the photoresist business of Mitsubishi Chemical Corporation. Mitsubishi Chemical is a leading producer of G-line, I-line and deep UV photoresist chemistry used to make semiconductor chips. The transaction was accounted for using the purchase method.

In conjunction with the acquisitions of Acima, SVC and Mitsubishi photoresist, the Company recorded goodwill of $36 million which was amortized over a range of 20 to 40 years, through December 31, 2001.

The Company completed the following divestitures in 2000:

In the first quarter of 2000, the Company sold its Industrial Coatings business to BASF Corporation for approximately $169 million, net of working capital adjustments.

In the third quarter of 2000, the Company sold its Thermoplastic Polyurethane business to Huntsman Corporation for approximately $117 million, net of working capital adjustments.

In the fourth quarter of 2000, the Company sold its European Salt business, Salins-Europe, to a consortium, which includes management, led by Union d'Etudes et d'Investissements SA, a wholly-owned subsidiary of Credit Agricole, for approximately $270 million.

These three businesses were acquired by the Company in June 1999 as part of the acquisition of Morton and were recorded at fair value. Accordingly, no gain or loss was recorded on these transactions.

In the fourth quarter of 2000, the Company sold its 50% interest in TosoHaas to its joint venture partner, Tosoh Corporation.

Pro forma information is not presented, as the 2001 and 2000 acquisitions and divestitures were not material to the Company's results of operations or consolidated financial position. The results of operations of acquired businesses are included in the Company's consolidated financial statements from the respective dates of acquisition. The operating results of Ag have been reported separately as discontinued operations in the Statements of Consolidated Earnings for each year presented.

Note 3: Investments

The Company's investments in its affiliates (20-50%-owned) totaled $109 million at December 31, 2001 and 2000.

Note 4: Purchased In-process Research and Development

In acquisitions accounted for by the purchase method, IPR&D represents the value assigned to research and development projects of an acquired company where technological feasibility had not yet been established at the date of the acquisition, and which, if unsuccessful, have no alternative future use. Amounts assigned to IPR&D are charged to expense at the date of acquisition. Accordingly, the Company has charged $13 million and $105 million to expense in 2000 and 1999, respectively, related to the Rodel and Morton acquisition. The $13 million IPR&D charge in 2000 resulted from the allocation of purchase price in the Rodel acquisition to projects under development related to chemical mechanical planarization (CMP) and surface preparation (SP) technologies which are expected to be commercialized in 2002.

In 1999, eight IPR&D projects were identified based upon discussions with Morton personnel, analyses of the acquisition agreements, and analyses of data provided by Morton. The two most significant research and development projects were passive materials and Lamineer coating which together represented more than 90% of the overall in-process research and development value. The remaining value was assigned to six other in-process projects.

The passive materials project is being developed by the Electronic Materials product group, which principally manufactures dry film photoresists sold to printed circuit board manufacturers. Passive materials is a new form of film materials which has been in development since July 1996. The product demonstrated technological feasibility in the laboratory and is currently in evaluations with customers.

Lamineer coating is a new and innovative product for Morton's Powder Coatings business which was successfully developed subsequent to the Morton Acquisition. Lamineer is a new family of powder coatings used for a variety of wood applications. The technology provides manufacturers with an alternative method for applying coatings to wood at increased operating and manufacturing efficiencies. Lamineer coating had been in development since early 1996. Through June 1999, a material portion of the Lamineer technology, the base resins, was completely developed. This portion of technology was identified as having an alternative future use and, therefore, was not classified as IPR&D at the date of the Morton acquisition. The curing technologies, however, were identified as IPR&D. Related products are in the testing and trial stage of development. The efforts required to complete the Lamineer coating project were focused on developing the necessary curing technologies and meeting customer specifications. During 2000, Lamineer products were commercially introduced and marketed through the Company's Surface Finishes business.

The fair values of the in-process completed portion of these research and development projects at the date of acquisition, were as follows:

(in millions)	Fair Value		
	2001	**2000**	**1999**
Passive Materials	$ -	$ -	$ 50
Lamineer Coating	-	-	48
CMP and SP technologies	-	13	-
All Others	-	-	7
Total	$ -	$ 13	$ 105

The valuation analyses of these projects were performed just prior to the date of acquisition and were based on information available at that time. The projects identified in the analysis were analyzed based primarily on an evaluation of their status in the product development process, the expected release dates, and the percentage completed.

The technique used in valuing each purchased research and development project was the income approach, which included an analysis of the markets, cash flows, and risks associated with achieving these cash flows. Significant appraisal assumptions include: The period in which material net cash inflows from significant projects were expected to commence; material anticipated changes from historical pricing, margins and expense levels; and the risk adjusted discount rate applied to the project's cash flows.

Net cash inflows that are attributable to the completed IPR&D began in 2001 and are expected to last through 2015 for Lamineer coating. The forecast for both of these in-process projects relied on sales estimates derived from targeted market share, pricing estimates and expected product life cycles. Both passive materials and Lamineer coating are expected to generate higher profit margins, two to three times the margins of historical products in their respective product groups. This is due to their new and innovative characteristics, which allow pricing commensurate with their performance. The discount rate used for the acquired in-process technologies was estimated at 20% for passive materials and 25% for Lamineer coating based upon Morton's weighted average cost of capital of 12%. The discount rate used for the in-process technology was determined to be higher than Morton's weighted average cost of capital because the technology had not yet reached technological feasibility as of the date of valuation. In using a discount rate greater than Morton's weighted average cost of capital, management has reflected the risk premium associated with achieving the forecasted cash flows associated with these projects, and because the in-process technology had not yet reached technological feasibility as of the date of valuation.

The nature of the efforts required to develop the acquired in-process technology into technologically feasible and commercially viable products principally relate to the completion of all planning, designing and testing activities that are necessary to establish a product or service that can be produced to meet its design requirements, including functions, features and technical performance requirements. The Company currently expects that the acquired in-process technology will be successfully developed, but there can be no assurance that the technological feasibility or commercial viability of these products will be achieved.

Note 5: Provision for Restructuring and Asset Impairments

In June 2001, the Company launched a repositioning initiative to enable several of its businesses to respond to structural changes in the global marketplace. In connection with its repositioning initiatives, the Company recognized a $330 million one-time restructuring and asset impairment charge in the second quarter of 2001. The largest component of the charge relates to the partial closure of certain manufacturing and research facilities across all business groups and includes exit costs related to the Liquid Polysulfide Sealants business in Performance Polymers and part of the dyes business in Chemical Specialties. Approximately 75% of the asset write-downs were in the North American region.

Management estimates that less than 10% of the overall charge will require the outlay of cash which is primarily limited to severance expense. Most severance costs are paid from the respective pension plans and as a result, pension-related gains are recorded as a reduction to the original restructuring charge and an increase to the pension assets. Management expects to complete the majority of its restructuring efforts by June 30, 2002.

The respective asset accounts were written down by $245 million. The write-down of assets consisted of machinery and equipment of $105 million (book value prior to write-down of $111 million), buildings of $76 million (book value prior to write-down of $88 million), land of $13 million, investments of $6 million and goodwill and other intangibles of $45 million. The remaining restructuring reserves of $43 million are included in accrued liabilities on the Consolidated Balance Sheet. Approximately $11 million of the $35 million severance and other employee costs during the year ended December 31, 2001, was paid to employees through the Company's payroll. The remaining balance was funded through the Company's domestic pension plans as detailed in the following table:

(in millions)

2001 Repositioning	June 2001 accruals	Changes to estimates	Payments	Balance Dec. 31, 2001
Severance and employee benefit costs	$ 71	$ 1	$ (35)	$ 37
Contract, lease termination and other	11	-	(5)	6
	$ 82	$ 1	$ (40)	$ 43

Offsetting the original charge of $330 million recorded in June 2001, is a pre-tax charge of $1 million from changes in estimates of restructuring liabilities and a pre-tax gain of $5 million primarily related to the recognition of settlement gains recorded in the fourth quarter of 2001. It is the Company's policy to recognize settlement gains at the time an employee's pension liability is settled. The change to the restructuring liability was required as a result of changes to original estimates.

The one-time charge includes severance benefits for 1,860 employees; the employees receiving severance benefits include those affected by plant closings or capacity reductions, as well as various personnel in corporate, administrative and shared service functions. As of December 31, 2001, the number of employees and sites affected by the 2001 repositioning efforts are as follows:

	Affected Positions	Positions eliminated	Remaining to be eliminated
Number of employees	1,860	997	863
	Sites affected	Sites closed at December 31, 2001	Sites remaining to be closed
Full shutdowns	9	4	5
Partial shutdowns	9	3	6

A provision for restructing of $13 million before-tax was recorded in the first half of 2000 in the Ion Exchange Resins Business for the write-down of plant assets and severance costs for approximately 100 people. These charges were net of certain pension settlement and curtailment gains. Also in 2000, an additional $45 million related largely to lease terminations was recorded in the allocation of the Morton purchase price. Actions under this plan are expected to be completed by December 31, 2002.

A restructuring reserve was established in 1999 for costs related both to the integration of Morton and the Company's redesign of its selling and administrative infrastructure. A portion of these costs resulted in a pre-tax charge of $60 million in 1999, largely for severance costs for approximately 700 employees of Rohm and Haas, the acquiring company. This charge was reduced by $24 million in pension related gains recognized as severance was paid from the Company's pension plan.

An additional $68 million, largely severance related reserve associated with staff reductions of approximately 500 employees of the acquired company was recorded in the allocation of the Morton purchase price. In December 2001, $6 million was reversed against the results of operations, and $11 million was offset against the original purchase price as estimates changed. A summary of the reserves for the year ended December 31, 2001 is as follows:

(in millions)	Reserve December 31, 2000	Utilization: Cash payments	Utilization: Other charges	Utilization: Change in estimate	Reserve December 31, 2001
Severance/ other employee costs	$ 13	$ (3)	$ -	$ (10)	$ -
Contract and lease terminations and other	20	(6)	(7)	(7)	-
Total	$ 33	$ (9)	$ (7)	$ (17)	$ -

Note 6: Other Income (Expense), Net

(in millions)	2001	2000	1999
Royalty income, net	$ 13	$ 15	$ 9
Foreign exchange gains, net	10	26	4
Interest income	8	7	12
Voluntary early retirement incentives, severance, litigation settlements and certain waste disposal site cleanup costs	-	(2)	(9)
Environmental insurance recoveries	-	-	28
Integration costs	(1)	(8)	(28)
Minority interest	2	5	(1)
Casualty loss in joint venture	(4)	-	-
Other, net	(13)	3	(1)
Total	$ 15	$ 46	$ 14

Note 7: Financial Instruments

The Company uses derivative financial instruments to reduce the impact of changes in foreign exchange rates, interest rates and commodity raw material prices on its earnings, cash flows and fair values of assets and liabilities. The Company enters into derivative financial contracts based on analyses of specific and known economic exposures. The Company does not use derivative instruments for trading or speculative purposes, nor is it a party to any leveraged derivative instruments or any instruments of which the values are not available from independent third parties. The Company manages counterparty risk associated with non-performance of counterparties by entering into derivative contracts with major financial institutions of investment grade credit rating and by limiting the amount of exposure with each financial institution.

In 2001, the Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and No. 138. Additionally, in July 2001 the Company adopted DIG Issue G-20, "Assessing and Measuring the Effectiveness of a Purchased Option Used in a Cash Flow Hedge". Using market valuations for derivatives held as of December 31, 2000, the Company, as of January 1, 2001, recorded a $6 million after-tax cumulative income effect to accumulated other comprehensive income and a charge to net income of $2 million, to recognize at fair value all derivative instruments. With the adoption of SFAS No. 133, changes in the Company's derivative instrument portfolio or changes in the market values of this portfolio could have a material effect on accumulated other comprehensive income. The adoption has not materially changed management's risk policies and practices, nor has compliance with the standard materially impacted the reported results of operations.

All derivative instruments are reported on the balance sheet at fair value. For instruments designated as cash flow hedges, the effective portion of the hedge is reported in other comprehensive income until it is reclassified to earnings in the same period in which the hedged item has had an impact on earnings. For instruments designated as fair value hedges, changes in fair value of the instruments are offset in the Statements of Consolidated Earnings by changes in the fair value of the hedged item. For instruments designated as hedges of net investments in foreign operating units not using the U.S. dollar as their functional currency, changes in fair value of the instruments are offset in other comprehensive income to the extent that they are effective as economic hedges. Changes in the fair value of derivative instruments, including embedded derivatives that are not designated as a hedge, are recorded each period in current earnings along with any ineffective portion of the hedges.

Current period changes, net of applicable income taxes, within accumulated other comprehensive income, due to the use of derivative and nonderivative instruments qualifying as hedges, are reconciled as follows:

(in millions)		2001
Accumulated derivatives gain at beginning of period	$	9
Transition adjustment as of January 1, 2001		6
Current period changes in fair value		27
Reclassification to earnings, net		(5)
Accumulated derivatives gain at December 31, 2001	$	37

The Company enters into foreign exchange option and forward contracts to reduce the variability in the functional-currency-equivalent cash flows associated with foreign currency denominated forecasted transactions. These foreign exchange hedging contracts are designated as cash flow hedges. During the next twelve months these contracts will cover all or a portion of the Company's exposure. As such, their maturities are generally less than twelve months. The table below summarizes by currency, the notional value of foreign currency cash flow hedging contracts in U.S. dollars:

(in millions)	2001	2000
Euro	$ 132	$ 180
British pound	-	19
Australian dollar	9	18
Japanese yen	33	46
New Zealand dollar	3	5
Total	$ 177	$ 268

Of the $37 million recorded within accumulated other comprehensive income at December 31, 2001, $3 million, net of income taxes, represents the effective portion of foreign currency cash flow hedges, which is expected to be reclassified to earnings in 2002. The actual amounts that will be reclassified to earnings in 2002 will vary from this amount as a result of changes in market conditions. The amount reclassified in 2001 as income from accumulated other comprehensive income was $12 million after income taxes. The ineffective portion of changes in fair values of hedges amounted to $5 million after income taxes. Both the effective and ineffective portions of cash flow hedges recorded in the income statement were classified in other income, net. No amounts were reclassified to earnings in 2001 in connection with forecasted transactions that were no longer considered probable of occurring.

The Company also uses foreign exchange forward contracts and swap contracts to reduce the exchange rate risk of recognized assets and liabilities denominated in non-functional currencies, including intercompany loans. These contracts generally require the exchange of one foreign currency for another at a fixed rate at a future date. These contracts are designated as foreign currency fair value hedges with maturities generally less than twelve months. The carrying amounts of these contracts were adjusted to their market values at each balance sheet date and the related gain or loss was recorded in other income and expense. The following table sets forth the foreign currency fair value hedges outstanding at December 31, 2001 and 2000 (in millions):

Buy currency	Sell currency	2001	2000
Euro	Japanese yen	$ 73	$ 78
Euro	Canadian dollar	58	-
U.S. dollar	British pound	52	-
U.S. dollar	Euro	60	10
Swiss franc	U.S. dollar	31	26
U.S. dollar	Japanese yen	24	-
Euro	U.S. dollar	9	16
U.S. dollar	Brazilian real	5	23
U.S. dollar	Canadian dollar	-	82
Other		10	48
Total		$ 322	$ 283

The Company uses cross-currency interest rate swaps, foreign exchange forward and non-derivative instruments to hedge the foreign currency exposures of the Company's net investments in foreign operating units. These transactions are designated as hedges of net investment. The effective portion of changes in fair values of hedges, recorded as income within accumulated other comprehensive income, was $38 million after income taxes at December 31, 2001. The amount excluded from the measurement of effectiveness on these net investment hedges was $8 million before income taxes for 2001, which was recorded as a reduction to interest expense. Prior to the adoption of SFAS No. 133, the Company used cross currency interest rate swap contracts to hedge the foreign currency exposures of the Company's net investment in foreign subsidiaries. While the currency effects of these hedges were reflected in the foreign currency translation adjustments within accumulated other comprehensive income, net interest settlements reduced interest expense by $22 million before taxes in 2000. The following table sets forth open cross currency interest rate swap or foreign exchange forward contracts at December 31, 2001 and 2000:

(in millions)	2001	2000
Euro	$ 401	$ 203
Japanese yen	194	242
Total	$ 595	$ 445

The Company uses interest swap agreements to optimize the worldwide financing costs by maintaining a desired level of floating rate debt. In 2001, the Company entered into interest swap agreements with a notional value of $950 million, which converted the fixed rate components of the $450 million notes due July 15, 2004 and the $500 million due July 15, 2009 to a floating rate based on 3 month LIBOR. Of these swap agreements, the $500 million notional value contracts maturing in 2009 and $75 million maturing in 2004 contain a credit clause where each counterparty has a right to settle at market price if the other party is downgraded below investment grade. These interest swap agreements are designated and accounted for as fair value hedges. The changes in fair values are marked to market through income along with the offsetting changes in fair value of underlying notes using the short cut method. The net credits reduced interest expense by $13 million before income taxes in 2001. No interest swap agreements were outstanding at December 31, 2000.

The Company uses natural gas and propylene swap agreements for hedging purposes to reduce the effects of changing raw material prices. These swap contracts are designated and accounted for as cash flow hedges. Of the $37 million recorded within accumulated other comprehensive income at December 31, 2001, a loss of $4 million, net of income taxes, represents the effective portion of cash flow hedges, which is expected to be reclassified to earnings in 2002. The actual amounts that will be reclassified to earnings in 2002 will differ from this amount as a result of changes in market conditions. The amount reclassified in 2001 as a loss from accumulated other comprehensive income was $7 million after income taxes, which was recorded as a component of underlying inventory costs. No amounts were reclassified to earnings in 2001 in connection with forecasted transactions that were no longer considered probable of occurring. Prior to the adoption of SFAS No. 133, gains and losses on the swap agreements were deferred until settlement and recorded as a component of underlying inventory costs when settled, which amounted to an after-tax gain of $1 million in 2000. The notional value of natural gas and propylene swap agreements totaled $41 million and $3 million at December 31, 2001 and 2000, respectively.

As of December 31, 2001, the Company maintains hedge positions of immaterial amounts that are effective as hedges from an economic perspective but do not qualify for hedge accounting under SFAS No. 133, as amended. Such hedges consist primarily of emerging market foreign currency option and forward contracts, and have been marked to market through income with an immaterial impact on earnings.

The fair value of financial instruments was estimated based on the following methods and assumptions:

Cash and cash equivalents, accounts receivable, accounts payable and notes payable – the carrying amount approximates fair value due to the short maturity of these instruments.

Short and long-term debt – quoted market prices for the same or similar issues or the current rates offered to the Company or its subsidiaries for debt with the same or similar remaining maturities and terms.

Interest rate swap agreements – quoted market prices of the same or similar issues available.

Foreign currency option contracts – the market prices the Company would receive or pay to terminate the contracts.

Foreign currency forward and swap agreements – the carrying value approximates fair value because these contracts are adjusted to their market value at the balance sheet date.

Natural gas and propylene swap agreements – the fair value is estimated based on the amount the Company would receive or pay to terminate the contracts.

The carrying amounts and fair values of material financial instruments at December 31, 2001 and 2000 are as follows:

	2001		2000	
(in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	Asset (Liability)			
Short-term debt	$ (178)	$ (178)	$ (549)	$ (549)
Long-term debt	(2,720)	(2,921)	(3,225)	(3,279)
Interest rate swap agreements	39	39	-	-
Foreign currency options	5	8	7	10
Foreign exchange forward and swap contracts	16	16	2	2
Natural gas swap agreements	(3)	(3)	-	3
Propylene swap agreement	(3)	(3)	-	-

Note 8: Income Taxes

Earnings before income taxes earned within or outside the United States from continuing operations are shown below:

(in millions)	2001	2000	1999
United States			
Parent and Subsidiaries	$ (177)	$ 187	$ 111
Affiliates	-	6	1
Foreign			
Subsidiaries	101	283	258
Affiliates	12	12	5
Earnings before income taxes	$ (64)	$ 488	$ 375

The provision for income taxes from continuing operations is composed of:

(in millions)	2001	2000	1999
Taxes on U.S. earnings			
Federal			
Current	$ 32	$ 81	$ 82
Deferred	(69)	(2)	4
	(37)	79	86
State and other			
Current	3	6	5
Total taxes on U.S. earnings	(34)	85	91
Taxes on foreign earnings			
Current	48	120	114
Deferred	(8)	(13)	(23)
Total taxes on foreign earnings	40	107	91
Total income taxes	$ 6	$ 192	$ 182

The provision for income taxes attributable to items other than continuing operations is shown below:

(in millions)	2001	2000	1999
Income from discontinued operations	$ 25	$ 35	$ 33
Gain on disposal of discontinued operations	251	-	-
Extraordinary loss on early extinguishment of debt	(1)	-	-
Cumulative effect of accounting change	(1)	-	-

Deferred income taxes reflect temporary differences between the valuation of assets and liabilities for financial and tax reporting. Details at December 31, 2001 and 2000 were:

(in millions)	2001	2000
Deferred tax assets related to:		
Compensation and benefit programs	$ 267	$ 262
Accruals for waste disposal site remediation	44	67
Restructuring reserves	94	5
Inventories	17	21
All other	71	95
Total deferred tax assets	493	450
Deferred tax liabilities related to:		
Intangible assets	831	854
Tax depreciation in excess of book depreciation	492	522
Pension	152	121
All other	65	89
Total deferred tax liabilities	1,540	1,586
Net deferred tax liability	$ 1,047	$ 1,136

Deferred taxes, which are classified into a net current and non-current balance by tax jurisdiction, are presented in the balance sheet as follows:

(in millions)	2001	2000
Prepaid expenses and other assets	$ 231	$ 149
Other assets, net	-	3
Accrued liabilities	-	1
Non-current deferred income taxes	1,278	1,287
Net deferred tax liability	$ 1,047	$ 1,136

The effective tax rate on pre-tax income differs from the U.S. statutory tax rate due to the following:

(in millions)	2001	2000	1999
Statutory tax rate	(35.0)%	35.0%	35.0%
U.S. tax credits	(14.7)	(2.6)	(3.1)
Charge for IPR&D	-	.9	9.8
Depletion	(9.8)	(1.1)	(0.8)
Amortization of non-deductible goodwill	35.0	4.2	3.0
Non-deductible restructuring charge	33.0	-	-
Other, net	0.9	2.9	4.6
Effective tax rate	9.4%	39.3%	48.5%

At December 31, 2001 and 2000, the Company provided deferred income taxes for the assumed repatriation of all unremitted foreign earnings. Total unremitted earnings, after provision for applicable foreign income taxes, were approximately $565 million and $361 million at December 31, 2001, and 2000, respectively. The Company had a foreign tax credit carry-forward at December 31, 2000 of $76 million that was fully utilized as of December 31, 2001.

Note 9: Segment Information

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" designates the internal management accountability structure as the source of the Company's reportable segments. The statement also requires disclosures about products and services, geographic areas and major customers. The Company's business segment reporting under SFAS No. 131 at December 31, 2001 was consistent with the changes in its financial reporting structure incorporated in the Company's reporting since the first quarter of 1998 as revised, subsequent to the Morton and LeaRonal acquisitions in 1999. Corporate includes non-operating items such as interest income and expense, corporate governance costs, corporate exploratory research and, in 2000 and 1999, $13 million and $105 million of purchased in-process research and development, respectively.

The Company changed its business segment format effective January 1, 2002, in accordance with SFAS No. 131, based on realignment of management. The Company continues to report the December 31, 2001 results in the format of the then existing business segments. Going forward, the segments of the Company will be reported as follows:

Business Segments at December 31, 2001	Business Segments as of January 1, 2002
Performance Polymers	Coatings
Coatings	Architectural and Functional Coatings
Adhesives and Sealants	Automotive Coatings
Plastic Additives	Powder Coatings
Monomers	
Surface Finishes	Adhesives and Sealants
Automotive Coatings	
Powder Coatings	Electronic Materials
	Printed Wiring Board
	Electronic and Industrial Finishes
Chemical Specialties	Microelectronics
Consumer and Industrial Specialties	
Inorganic and Specialty Solutions	Performance Chemicals
Ion Exchange Resins	Monomers
	Plastic Additives
Electronic Materials	Inorganic and Specialty Solutions
Shipley Ronal	Consumer and Industrial Specialties
Microelectronics	Ion Exchange Resins
Salt	Salt

The table below presents Sales by business segment, as restated to follow the new business segments for 2001 and 2000. Segment eliminations are presented to adjust for the gross up of intercompany sales between segments.

	Sales	
(in millions)	**2001**	**2000**
Coatings	$ 1,753	$ 1,870
Adhesives and Sealants	661	704
Electronic Materials	942	1,210
Performance Chemicals	2,150	2,310
Salt	749	876
Elimination of Intersegment Sales	(589)	(621)
Total Company	$ 5,666	$ 6,349

The table below presents summarized financial information concerning the Company's reportable segments as of and for the periods ended December 31 and excludes the Agricultural Chemicals business which was disposed of in June 2001.

(in millions)

2001	Performance Polymers	Chemical Specialties	Electronic Materials	Salt	Corporate	Consolidated
Sales to external customers	$ 3,170	$ 805	$ 942	$ 749	$ -	$ 5,666
Earnings (losses) from continuing operations before extraordinary item and cumulative effect of accounting change	85	7	1	13	(176)	(70)
Share of affiliate earnings	8	-	4	-	-	12
Depreciation	228	57	27	79	15	406
Segment assets	4,116	1,302	1,886	1,956	1,090	10,350
Capital additions	139	35	70	29	128	401

2000	Performance Polymers	Chemical Specialties	Electronic Materials	Salt	Corporate	Consolidated
Sales to external customers	$ 3,397	$ 866	$ 1,210	$ 876	$ -	$ 6,349
Earnings (losses) from continuing operations before extraordinary item and cumulative effect of accounting change	282	55	110	24	(175)	296
Share of affiliate earnings	10	-	8	-	-	18
Depreciation	249	64	31	85	17	446
Segment assets	4,474	1,951	1,919	2,052	856	11,252
Capital additions	180	33	67	38	73	391

1999	Performance Polymers	Chemical Specialties	Electronic Materials	Salt	Corporate	Consolidated
Sales to external customers	$ 2,939	$ 707	$ 755	$ 439	$ -	$ 4,840
Earnings (losses) from continuing operations before extraordinary item and cumulative effect of accounting change	350	59	57	10	(283)	193
Share of affiliate earnings	6	-	2	-	(2)	6
Depreciation	215	53	23	25	44	360
Segment assets	4,413	2,012	1,520	2,708	603	11,256
Capital additions	195	65	22	33	8	323

The tables below present sales and long-lived asset information by geographic area as of and for the periods ending December 31, reflective of the disposal of the Agricultural Chemicals business. Sales are attributed to the United States and to all foreign countries combined based on customer location and not on the geographic location from which goods were shipped.

2001 (in millions)	United States	Foreign	Consolidated
Sales to external customers	$ 2,661	$ 3,005	$ 5,666
Long-lived assets	4,824	2,660	7,484
2000 (in millions)			
Sales to external customers	$ 2,825	$ 3,524	$ 6,349
Long-lived assets	5,896	2,110	8,006
1999 (in millions)			
Sales to external customers	$ 2,337	$ 2,503	$ 4,840
Long-lived assets	5,138	3,122	8,260

Note 10: Pension Plans

The Company has noncontributory pension plans which provide defined benefits to domestic and non-U.S. employees meeting age and length of service requirements. The following disclosures include amounts for both the U.S. and significant foreign pension plans.

(in millions)	**2001**	**2000**	**1999**
Components of net periodic pension income			
Service cost	$ (54)	$ (58)	$ (52)
Interest cost	(107)	(103)	(83)
Expected return on plan assets	192	191	148
Amortization of net gain existing at adoption of SFAS No. 87	8	8	9
Other amortization, net	11	11	7
Net periodic pension income	$ 50	$ 49	$ 29

Pension income primarily reflects recognition of favorable investment experience as stipulated by SFAS No. 87. The pension benefit payments in all three years included payments related to voluntary early retirement incentives and a severance benefit program.

The early retirement and severance benefit programs resulted in a pre-tax gain of $3 million, $7 million and $1 million in 2001, 2000 and 1999 respectively, as settlement gains from retirees electing lump-sum distributions exceeded the cost of the special termination benefits. Most of the 2000 gains, shown here net of termination costs, were reported in the Provision for Restructuring (see Note 5). It is the Company's policy to recognize settlement gains at the time of settlement. Special termination benefits are recognized when the termination is probable and the amount of the benefit is calculable.

Plan activity and status as of and for the years ended December 31, were as follows:

(in millions)	2001	2000
Change in pension obligation:		
Pension obligation at beginning of year	$ 1,524	$ 1,615
Service cost, excluding expenses	48	51
Interest cost	107	103
Plan participants' contributions	1	1
Divestitures, curtailments and settlements	(64)	(28)
Special termination benefits	30	17
Actuarial (gain) loss	61	(109)
Foreign currency exchange rate changes	(4)	(5)
Benefits paid	(99)	(121)
Pension obligation at end of year	$ 1,604	$ 1,524
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 2,189	$ 2,361
Actual return on plan assets	(58)	10
Contributions	5	4
Transfer to fund retiree medical expenses	(29)	(26)
Trust expenses	(7)	(4)
Settlements	(73)	-
Divestitures	-	(29)
Foreign currency exchange rate changes	(4)	(6)
Benefits paid	(98)	(121)
Fair value of plan assets at end of year	$ 1,925	$ 2,189
Funded status	$ 321	$ 665
Unrecognized actuarial gain	(15)	(322)
Unrecognized prior service cost	30	13
Net amount recognized	$ 336	$ 356
Amounts recognized in the statement of financial position consist of:		
Prepaid pension cost	$ 333	$ 345
Unrecognized transition asset	3	11
Net amount recognized	$ 336	$ 356

Net assets of the pension trusts, which primarily consist of common stocks and debt securities, were measured at market value. Assumptions used are as follows:

(in millions)	2001		2000	
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Weighted-average assumptions as of December 31,				
Discount rate	7.3%	6.2%	7.5%	6.4%
Expected return on plan assets	8.6	7.8	8.9	7.9
Rate of compensation increase	4.0	4.3	4.0	4.5

The Company transferred excess pension plan assets of $29 million and $26 million in 2001 and 2000, respectively to fund retiree medical expenses as allowed by U.S. tax regulations.

The Company has a noncontributory, unfunded pension plan which provides supplemental defined benefits to U.S. employees whose benefits under the qualified pension plan are limited by the Employee Retirement Security Act of 1974 and the Internal Revenue Code. These employees must meet age and length of service requirements. Pension cost determined in accordance with plan provisions was $17 million in 2001, $15 million in 2000 and $14 million in 1999. Pension benefit payments for this plan were $12 million in 2001, $10 million in 2000 and $11 million in 1999.

The Company has a nonqualified trust, referred to as a "rabbi" trust, to fund benefit payments under this pension plan. Rabbi trust assets are subject to creditor claims under certain conditions and are not the property of employees. Therefore, they are accounted for as corporate assets and are classified as other non-current assets. Assets held in trust at December 31, 2001 and 2000 totaled $56 million and $64 million, respectively.

The status of this plan at year end was as follows:

(in millions)	2001	2000
Change in pension obligation:		
Pension obligation at beginning of year	$ 132	$ 124
Service cost	2	2
Interest cost	10	9
Actuarial gains	13	7
Benefits paid	(12)	(10)
Pension obligation at end of year	$ 145	$ 132

Pension benefit obligations for this plan were determined from actuarial valuations using an assumed discount rate of 7.25% and 7.5% at December 31, 2001 and 2000, respectively, and an assumed long-term rate of compensation increase of 4% and 5% in 2001 and 2000, respectively.

In 1997, the Company instituted a non-qualified savings plan for eligible employees in the United States. The purpose of the plan is to provide additional retirement savings benefits beyond the otherwise determined savings benefits provided by the Rohm and Haas Company Employee Stock Ownership and Savings Plan (the "Savings Plan"). Each participant's contributions will be notionally invested in the same investment funds as the participant has elected for investment in his or her Savings Plan account. For most participants, the Company will contribute a notional amount equal to 60% of the first 6% of the amount contributed by the participant. The Company's matching contributions will be allocated to deferred stock units. At the time of distribution, each deferred stock unit will be distributed as one share of Rohm and Haas company common stock. Contributions to this plan were $2 million in each of 2001 and 2000.

Note 11: Employee Benefits

(in millions)	2001	2000
Postretirement health care and life insurance benefits	$ 441	$ 447
Unfunded supplemental pension plan (see Note 10)	123	84
Post-employment benefits	28	28
Unfunded foreign pension liabilities	18	24
Other	3	36
Total	$ 613	$ 619

The Company provides health care and life insurance benefits under numerous plans for substantially all of its domestic retired employees, for which the Company is self-insured. In general, employees who have at least 15 years of service and are 60 years of age are eligible for continuing health and life insurance coverage. Retirees contribute toward the cost of such coverage.

The status of the plans at year end was as follows:

(in millions)	2001	2000
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 394	$ 429
Service cost	7	7
Interest cost	32	27
Contributions	2	-
Divestitures, curtailments and settlements	-	(6)
Amendments	3	(1)
Special termination benefits	-	1
Actuarial (gain) loss	64	(25)
Benefits paid	(40)	(38)
Benefit obligation at end of year	462	394
Unrecognized prior service cost	7	8
Unrecognized actuarial loss	5	66
Total accrued postretirement benefit obligation	$ 474	$ 468

The accrued postretirement benefit obligation is recorded in "accrued liabilities" (current) and "employee benefits" (non-current).

Net periodic postretirement benefit cost includes the following components:

(in millions)	2001	2000	1999
Components of net periodic postretirement cost			
Service cost	$ 7	$ 7	$ 7
Interest cost	32	27	23
Net amortization	(2)	(3)	(3)
Net periodic postretirement cost	$ 37	$ 31	$ 27

The calculation of the accumulated postretirement benefit obligation assumes 9% and 5% annual rates of increase in the health care cost trend rate for 2001 and 2000, respectively. The Company's plan limits its cost for health care coverage to an increase of 10% or less each year, subject ultimately to a maximum cost equal to double the 1992 cost level. Increases in retiree health care costs in excess of these limits will be assumed by retirees.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have approximately the following effects:

	1-Percentage Point Increase		1-Percentage Point Decrease	
(in millions)	2001	2000	2001	2000
Effect on total of service and interest cost components	$ 1	$ 1	$ (1)	$ (1)
Effect on post retirement benefit obligation	11	12	(11)	(13)

The weighted average discount rate used to estimate the accumulated postretirement benefit obligation was 7.25% at December 31, 2001 and 7.50% at December 31, 2000.

Note 12: Accounts Receivable, Net

(in millions)	2001	2000
Customers	$ 1,045	$ 1,359
Unconsolidated subsidiaries and affiliates	52	38
Employees	5	10
Other	172	115
	1,274	1,522
Less: allowance for losses	54	43
Total	$ 1,220	$ 1,479

Note 13: Inventories

(in millions)	2001	2000
Finished products and work in-process	$ 550	$ 771
Raw materials	119	155
Supplies	43	41
Total	$ 712	$ 967

Inventories amounting to $439 million and $600 million were valued using the LIFO method at December 31, 2001 and 2000, respectively. The excess of current cost over the stated amount for inventories valued under the LIFO method approximated $38 million and $58 million at December 31, 2001 and 2000, respectively. Liquidation of prior years' LIFO inventory layers did not materially affect cost of goods sold in 2001, 2000 or 1999.

Note 14: Prepaid Expenses and Other Assets

(in millions)	2001	2000
Deferred tax benefits	$ 231	$ 149
Prepaid expenses	98	83
Notes receivable from third parties	43	3
Other current assets	25	8
Total	$ 397	$ 243

Note 15: Land, Building and Equipment, net

(in millions)	2001	2000
Land	$ 114	$ 140
Buildings and improvements	1,421	1,375
Machinery and equipment	4,493	4,703
Capitalized interest	272	255
Construction	318	226
	6,618	6,699
Less: accumulated depreciation	3,702	3,405
Total	$ 2,916	$ 3,294

The principal lives (in years) used in determining depreciation rates of various assets are: buildings and improvements (10-50); machinery and equipment (5-20); automobiles, trucks and tank cars (3-10); furniture and fixtures, laboratory equipment and other assets (5-10).

Gross book values of assets depreciated by accelerated methods totaled $708 million and $854 million at December 31, 2001 and 2000, respectively. Assets depreciated by the straight-line method totaled $5,478 million and $5,479 million at December 31, 2001 and 2000, respectively.

In 2001, 2000 and 1999 respectively, interest costs of $17 million, $14 million and $12 million were capitalized and added to the gross book value of land, buildings and equipment. Amortization of such capitalized costs included in depreciation expense was $15 million in 2001, 2000 and 1999.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

During 2001, the Company commenced a restructuring of its operations. Certain buildings and equipment were considered impaired and were written down to their net realizable value (see Note 5).

Note 16: Goodwill and Other Intangible Assets, Net

(in millions)	Life (years)	2001	2000
Goodwill	40	$ 2,339	$ 2,333
Customer lists	40	1,158	1,152
Tradename	40	649	649
Developed technology	13 to 18	451	451
Workforce	11 to 16.5	148	148
Patents, license agreements and other		101	127
		4,846	4,860
Less: accumulated amortization		430	274
Total		$ 4,416	$ 4,586

Amortization expense for goodwill and other intangibles was $156 million, $159 million and $83 million for 2001, 2000 and 1999, respectively. All intangibles are amortized on a straight line basis.

Note 17: Other Assets

(in millions)	2001	2000
Prepaid pension cost (see Note 10)	$ 333	$ 345
Rabbi trust assets (see Note 10)	56	64
Other non-current assets	56	56
Total	$ 445	$ 465

Note 18: Notes Payable

(in millions)	2001	2000
Short-term borrowings	$ 167	$ 545
Current portion of long-term debt	11	11
Total	$ 178	$ 556

Short-term borrowings include bank debt owed by foreign subsidiaries. The weighted-average interest rate of short-term borrowings was 4.7% and 6.2% at December 31, 2001 and 2000, respectively.

At December 31, 2001, the Company had revolving credit agreements totaling $901 million, of which $401 million will expire in 2002 and $500 million in 2004. These agreements, which carry various interest rates and fees, are available to support commercial paper borrowings. Several credit agreements permit foreign subsidiaries to borrow local currencies. At December 31, 2001 and 2000, $141 million and $137 million, respectively, was outstanding under these agreements.

Note 19: Long-Term Debt

(in millions)	2001	2000
7.85% debentures due 2029	$ 957	$ 1,000
7.40% notes due 2009	500	500
6.95% notes due 2004	451	500
6.0% notes due 2007 (denominated in Euros)	356	376
9.25% debentures due 2020	169	170
9.80% notes due 2020	118	125
6.63% obligation due through 2012	43	45
9.50% notes due 2021 (callable 2002 at 104.75%)	38	38
1.55% notes due 2003 (denominated in yen)	22	33
Other	66	81
Long-term commercial paper borrowings	-	350
Total	$ 2,720	$ 3,218

On February 27, 2002, the Company issued 20 billion yen (or $149 million) of 3.5% notes due 2032 with interest payable semi-annually every March 29th and September 29th, beginning March 2002. The maturity date is March 29, 2032, callable annually after March 2012. The proceeds from the issuance of the note will be used for general corporate purposes.

In 2000, the Company issued 400 million euros (or $376 million) of 6.0% notes due 2007 with interest payable annually, beginning March 9, 2001.

The Company's revolving credit and other loan agreements require that EBITDA, excluding non-recurring items, exceed 3.5 times consolidated interest expense on a rolling four-quarter basis. There are no restrictions on the payment of dividends.

In 2001, the Company retired $43 million of 7.85% debentures resulting in an after-tax extraordinary loss of $1 million and retired $49 million of 6.95% notes. In 2000, the Company retired $74 million of 9.25% debentures.

Total cash used for the payment of interest expense, net of amounts capitalized, was $194 million, $239 million and $72 million in 2001, 2000 and 1999, respectively.

mon stock upon leaving the board. Directors may also elect to defer all or part of their cash compensation into deferred stock. Annual compensation expense is recorded equal to the number of deferred stock shares awarded multiplied by the market value of the Company's common stock on the date of award. Additionally, directors receive dividend equivalents on each share of deferred stock, payable in deferred stock, equal to the dividend paid on a share of common stock.

Restricted Stock Plan of 1992
Under this plan, executives were paid some or all of their bonuses in shares of restricted stock instead of cash. Most shares vest after five years. The plan covers an aggregate 450,000 shares of common stock. In 1999, 73,105 shares of restricted stock were granted at weighted-average grant-date fair values of $31 per share.

Fixed Stock Option Plans
The Company has granted stock options to key employees under its Stock Option Plans of 1984 and 1992. Options granted pursuant to the plans are priced at the fair market value of the common stock on the date of the grant. Options vest after one year and most expire 10 years from the date of grant. No further grants can be made under either plan.

The status of the Company's stock options as of December 31 is presented below:

	2001		2000		1999	
	Shares (000s)	Weighted-Average Exercise Price	Shares (000s)	Weighted-Average Exercise Price	Shares (000s)	Weighted-Average Exercise Price
Outstanding at beginning of year	5,696	$ 28.56	5,419	$ 25.26	2,417	$ 23.58
Granted	2,910	33.19	1,061	40.64	6,545	22.26
Canceled	(117)	35.44	(51)	34.65	(709)	18.26
Exercised	(454)	20.37	(733)	20.39	(2,834)	18.65
Outstanding at end of year	8,035	30.60	5,696	28.56	5,419	25.26
Options exercisable at year end	4,612	27.75	4,655	25.86	4,993	25.14
Weighted-average fair value of options granted during the year	$ 10.74		$ 12.62		$ 24.38	

The Black-Scholes option pricing model was used to estimate the fair value for each grant made under the Rohm and Haas plan during the year. The following are the weighted-average assumptions used for all shares granted in the years indicated:

	2001	2000
Dividend yield	2.42%	1.89%
Volatility	33.82	28.85
Risk-free interest rate	4.95	6.59
Time to exercise	6 years	6 years

The following table summarizes information about stock options outstanding and exercisable at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range Of Exercise Price	Number Outstanding (000s)	Weighted-Average Remaining Life	Weighted-Average Exercise Price	Number Exercisable (000s)	Weighted-Average Exercise Price
$11 to 16	97	7.4 years	$13.67	97	$13.67
$18 to 25	1,663	6.0	$21.69	1,663	$21.69
$26 to 35	4,775	8.0	$31.28	2,232	$29.46
$36 to 45	1,500	8.2	$39.40	620	$40.06
	8,035			4,612	

Note 24: Leases

The Company leases certain properties and equipment used in its operations, primarily under operating leases. Most lease agreements require minimum lease payments plus a contingent rental based on equipment usage and escalation factors. Total net rental expense incurred under operating leases amounted to $73 million in 2001, $80 million in 2000 and $79 million in 1999.

Total future minimum lease payments under the terms of non-cancelable operating leases are as follows:

(in millions)			
2002	$ 50	2005	$ 18
2003	43	2006	16
2004	29	Thereafter	72

Note 25: Contingent Liabilities, Guarantees and Commitments

Environmental

There is a risk of environmental impact in chemical manufacturing operations. The Company's environmental policies and practices are designed to ensure compliance with existing laws and regulations and to minimize the possibility of significant environmental impact.

The laws and regulations under which the Company operates require significant expenditures for capital improvements, the operation of environmental protection equipment and remediation. Future developments and even more stringent environmental regulations may require the Company to make additional unforeseen environmental expenditures. The Company's major competitors are confronted by substantially similar environmental risks and regulations.

The Company is a party in various government enforcement and private actions associated with former waste disposal sites, many of which are on the U.S. Environmental Protection Agency's (EPA) National Priority List and has been named a potentially responsible party at approximately 140 inactive waste sites where remediation costs have been or may be incurred under the Federal Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes. In some of these cases the Company may also be held responsible for alleged property damage. The Company has provided for future costs at certain of these sites. The Company is also involved in corrective actions at some of its manufacturing facilities.

The Company considers a broad range of information when determining the amount of its remediation accruals, including available facts about the waste site, existing and proposed remediation technology and the range of costs of applying those technologies, prior experience, government proposals for this or similar sites, the liability of other parties, the ability of other principally responsible parties to pay costs apportioned to them and current laws and regulations. These accruals are assessed quarterly and updated as additional technical and legal information becomes available. However, at certain sites, the Company is unable, due to a variety of factors, to assess and quantify the ultimate extent of its responsibility for study and remediation costs. Major sites for which reserves have been provided are the non-company-owned Lipari, Woodland and Kramer sites in New Jersey, Whitmoyer in Pennsylvania and company-owned sites in Bristol and Philadelphia, Pennsylvania and

Houston, Texas. The Morton acquisition introduced two major sites: Moss Point, Mississippi and Wood-Ridge, New Jersey.

In Wood-Ridge, New Jersey, Morton and Velsicol Chemical Corporation ("Velsicol") have been held jointly and severally liable for the cost of remediation necessary to correct mercury-related environmental problems associated with a mercury processing plant on the site prior to its acquisition by Morton. At the date of acquisition, Morton had disclosed and accrued for certain ongoing studies, which are expected to be completed during 2002, with regulatory decisions expected by the end of 2002. In its allocation of the purchase price of Morton, the Company accrued for additional study costs at December 31, 1999 and additional remediation costs in 2000 based on the progress of the technical studies. A separate study of probable contamination in Berry's Creek, which runs near the plant site, and of the surrounding wetlands is on a timetable yet to be determined. Therefore, the estimated costs of this separate study and any resulting remediation requirements have not been considered in the allocation of the Morton purchase price. There is much uncertainty as to what will be required to address Berry's Creek but cleanup costs could be very high and the Company's share of these costs could be material. The Company's exposure will also depend upon the continued ability of Velsicol and its indemnitor, Fruit of the Loom, Inc., which has filed for protection under the bankruptcy laws, to contribute to the cost of remediation. In 2001, these parties have stopped paying their share of expenses. Ultimately, the Company's exposure will also depend on the results of attempts to obtain contributions from others believed to share responsibility. A cost recovery action against these responsible parties is pending in federal court. This action has been stayed pending future regulatory developments and the appeal of a summary judgment ruling in favor of one of the defendants. Settlements have been reached with some defendants for claims considered de minimis associated with the Wood-Ridge plant site.

During 1996, the EPA notified Morton of possible irregularities in water discharge monitoring reports filed by its Moss Point, Mississippi plant in early 1995. Morton investigated and identified other environmental issues at the plant. Though at the date of acquisition Morton had accrued for some remediation and legal costs, the Company revised these accruals as part of the allocation of the purchase price of Morton based on its discussions with the authorities and on the information available as of June 30, 2000. In 2000, the Company reached agreement with the EPA, the Department of Justice and the State of Mississippi, resolving these historical environmental issues. The agreement received court approval in early 2001. The final settlement includes payment of $20 million in civil penalties, which were paid in the first quarter of 2001, $2 million in criminal penalties, which were paid in the fourth quarter of 2000 and $16 million in various Supplemental Environmental Projects. The accruals established for this matter were sufficient to cover these and other related costs of the settlement. In December 2001, the Company closed the chemicals portion of the Moss Point facility.

The amount charged to earnings before-tax for environmental remediation was $28 million and $4 million for the years ended December 31, 2001 and 1999, respectively, and the amount for 2000 was immaterial. The reserves for remediation were $156 million and $185 million at December 31, 2001 and 2000, respectively, and are recorded as "other liabilities" (current and long-term). These reserves include amounts resulting from the allocation of the purchase price of Morton. The Company is pursuing lawsuits over insurance coverage for environmental liabilities. It is the Company's practice to reflect environmental insurance recoveries in results of operations for the quarter in which the litigation is resolved through settlement or other appropriate legal processes. Resolutions typically resolve coverage for both past and future environmental spending. The Company settled with several of its insurance carriers and recorded income before-tax of approximately $13 million, $1 million and $17 million for the years ended December 31, 2001, 2000 and 1999, respectively.

In addition to accrued environmental liabilities, the Company had reasonably possible loss contingencies related to environmental matters of approximately $73 million and $73 million at December 31, 2001 and 2000, respectively. Further, the Company has identified other sites, including its larger manufacturing facilities, where additional future environmental remediation may be required, but these loss contingencies cannot reasonably be estimated at this time. These matters involve significant unresolved issues, including the number of parties found liable at each site and their ability to pay, the outcome of negotiations with regulatory authorities, the alternative methods of remediation and the range of costs associated with those alternatives. The Company believes that these matters, when ultimately resolved, which may be over an extended period of time, will not have a material adverse effect on the consolidated financial position or consolidated cash flows of the Company, but could have a material adverse effect on consolidated results of operations or cash flows in any given period.

Capital spending for new environmental protection equipment was $26 million in 2001 versus $27 million in 2000 and $30 million on 1999. Spending for 2002 and 2003 is expected to be $26 million and $21 million, respectively. Capital expenditures in this category include projects whose primary purposes are pollution control and safety, as well as environmental aspects of projects in other categories that are intended primarily to improve operations or increase plant efficiency. The Company expects future capital spending for environmental protection equipment to be consistent with prior-year spending patterns. Capital spending does not include the cost of environmental remediation of waste disposal sites.

Cash expenditures for waste disposal site remediation were $51 million in 2001, $33 million in 2000 and $27 million in 1999. The expenditures for remediation are charged against accrued remediation reserves. The cost of operating and maintaining environmental facilities was $129 million, $114 million and $107 million in 2001, 2000 and 1999 respectively, and was charged against current-year earnings.

Other Litigation

There has been increased publicity about asbestos liabilities faced by manufacturing companies. As a result of the bankruptcy of most major asbestos producers, plaintiffs' attorneys are increasing their focus on peripheral defendants. The Company believes it has adequate reserves and insurance and does not believe its asbestos exposure is material.

There are pending lawsuits filed against Morton related to employee exposure to asbestos at a manufacturing facility in Weeks Island, Louisiana with additional lawsuits expected. The Company expects that most of these cases will be dismissed because they are barred under worker's compensation laws; however, cases involving asbestos-caused malignancies may not be barred under Louisiana law. Subsequent to the Morton acquisition, the Company commissioned medical studies to estimate possible future claims and recorded accruals based on the results. Morton has also been sued in connection with the former Friction Division of the former Thiokol Corporation which merged with Morton in 1982. Settlements to date total $350 thousand and many cases have closed with no payment. These cases are fully insured. In addition, like most manufacturing companies, Rohm and Haas has been sued, generally as one of many defendants, by non-employees who allege exposure to asbestos on the Company premises.

The Company and its subsidiaries are also parties to litigation arising out of the ordinary conduct of its business. Recognizing the amounts reserved for such items and the uncertainty of the ultimate outcomes, it is the Company's opinion that the resolution of all these pending lawsuits, investigations and claims will not have a material adverse effect, individually or in the aggregate, upon the results of operations and the consolidated financial position of the Company.

Note 26: New Accounting Pronouncements

Accounting for Derivative Instruments and Other Hedging Activities

On January 1, 2001, the Company adopted SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities," which establishes a new model for the accounting and reporting of derivative and hedging transactions. Additionally, in July 2001 the Company adopted DIG Issue G20, "Assessing and Measuring the Effectiveness of a Purchased Option Used in a Cash Flow Hedge."

This standard requires that all derivative instruments be reported on the balance sheet at fair value. For instruments designated as fair value hedges, changes in the fair value of the instrument will largely be offset on the income statement by changes in the fair value of the hedged item. For instruments designated as cash flow hedges, the effective portion of the hedge is reported in other comprehensive income until it is assigned to earnings in the same period in which the hedged item has an impact on earnings. For instruments designated as a hedge of net investment in foreign operating units not using the U.S. Dollar as its functional currency, changes in the fair value of the instrument will be offset in other comprehensive income to the extent that they are effective as economic hedges. Changes in the fair value of derivative instruments, including embedded derivatives, that are not designated as a hedge will be recorded each period in current earnings along with any ineffective portion of hedges.

Using market valuations for derivatives held as of December 31, 2000, the Company recorded a $6 million after-tax cumulative income effect to accumulated other comprehensive income, and a charge to net income of $2 million, to recognize at fair value all derivative instruments on January 1, 2001. Changes in the Company's derivative instrument portfolio or changes in the market values of this portfolio could have a material effect on accumulated other comprehensive income.

The Company has concluded that the adoption of SFAS No. 133 will not materially change management's risk policies and practices nor will compliance with the standard materially impact the reported results from operations.

Business Combinations
SFAS No. 141, "Business Combinations," which is effective for all business combinations completed after June 30, 2001, mandates that all business combinations be accounted for by only the purchase method (thereby eliminating the option for pooling of interests); segregation of other intangible assets from goodwill if they meet the contractual legal criterion or the separability criterion; and expanded disclosure requirements on the primary reasons for a business combination and the allocation of the purchase price to the assets and liabilities assumed by major balance sheet caption.

Goodwill and Other Intangible Assets
SFAS No. 142, "Goodwill and Other Intangible Assets," is effective for fiscal years beginning after December 15, 2001. SFAS No. 142, which the Company adopted on January 1, 2002, requires the Company to cease amortization of goodwill and certain indefinite-lived intangible assets and evaluate goodwill and intangible assets for impairment. In accordance with the Statement, the Company reviewed its intangible assets in order to identify intangible assets with indefinite lives which will no longer be amortized and intangible assets which may be reclassified as goodwill and thus no longer be amortized. In addition the Company is in the process of assessing the remaining useful lives of intangible assets which will continue to be subject to amortization. As of January 1, 2002, the Company ceased amortization of goodwill and intangibles deemed to have indefinite lives and reclassed certain intangibles in accordance with the provisions of this statement.

The evaluation of the Company's goodwill is performed at the reporting unit level and is a two-step process. When evaluating goodwill for impairment, the Statement requires the Company to first compare a reporting unit's book value to its fair value. To the extent that the book value exceeds fair value, the Company is required to perform a second step wherein a reporting unit's assets and liabilities are fair valued. To the extent that a reporting unit's book value of goodwill exceeds its implied fair value of goodwill, impairment exists and must be recognized. The implied fair value of goodwill is calculated as the fair value of a reporting unit in excess of the fair value of all non-goodwill assets in the reporting unit. Net book values of the recorded assets and liabilities have been calculated for each of the Company's reporting units. The Company is in the process of valuing these reporting units based primarily upon the present value of expected future cash flows.

In accordance with SFAS No. 142, the intangible assets which continue to be subject to amortization are being reviewed for impairment by the Company under SFAS No. 144. Intangible assets which are no longer subject to amortization are being reviewed by the Company in accordance with SFAS No. 142 in a one-step process. Impairment is measured as the amount an intangible asset's carrying value exceeds its fair value. The Company intends to complete its evaluation of intangible assets in accordance with SFAS No. 142 no later than June 30, 2002.

The Company's previous business combinations were accounted for using the purchase method of accounting. As of December 31, 2001, the net carrying amount of goodwill was $2,159 million. Goodwill amortization expense for the year ended December 31, 2001 was $64 million. The Company intends to complete its evaluation of goodwill in accordance with SFAS No. 142 no later than June 30, 2002 and expects to recognize an impairment loss. The Company continues to finalize its estimate of the impairment loss. Any impairment loss will be recognized as a cumulative effect of a change in accounting principle in the Company's consolidated statement of operations.

Asset Retirement Obligations
In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which requires recognition of the fair value of liabilities associated with the retirement of long-lived assets when a legal obligation to incur such costs arises as a result of the acquisition, construction, development and/or the normal operation of a long-lived asset. SFAS No. 143 requires that the fair value of a liability

for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. SFAS No.143 is effective for fiscal years beginning after December 15, 2002. Management is currently assessing the impact of the new standard on its financial statements.

Impairment or Disposal of Long-lived Assets
On January 1, 2002 the Company adopted SFAS No. 144 "Accounting for the impairment or Disposal of Long-Lived Assets." The Statement provides new guidance on the recognition of impairment losses on long-lived assets to be held and used or to be disposed of and also broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented. Management has assessed the impact of the new standard and determined there to be no material impact to the financial statements.

Note 27: Subsequent Events

As of March 21, 2002, the Company repurchased approximately $76 million of the 7.85% debentures due on July 15, 2029. On February 27, 2002, the Company exercised the call option on the 9.50% notes due 2021. All of the outstanding notes have been called for redemption on April 1, 2002 at a redemption price equal to 104.75% of the principal amount together with interest accrued to the date of redemption. The repurchases and redemption will result in an after-tax charge of approximately $6 million in 2002.

SCHEDULE II

ROHM AND HAAS COMPANY AND SUBSIDIARIES
Valuation and Qualifying Accounts

	Year Ended December 31,		
	2001	2000	1999
	(millions of dollars)		
Deducted from Accounts Receivable -			
Allowances for losses:			
Balance at beginning of year	$ 43	$ 37	$ 12
Additions charged to earnings	25	14	6
Acquisitions/(Divestitures)	1	2	22
Charge-offs, net of recoveries	(15)	(10)	(3)
Balance at end of year	$ 54	$ 43	$ 37

Notes

Notes

ROHM AND HAAS

www.rohmhaas.com